Exhibit 99.1

TD Bank Group Reports Second Quarter 2022 Results Report to Shareholders • Three and six months ended April 30, 2022

The financial information in this document is reported in Canadian dollars and is based on the Bank’s unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.
Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP

financial measures. For additional information about the Bank’s use of non-GAAP

financial measures, refer to

“Non-GAAP

and Other Financial Measures” in the “How We Performed” section of this document.
SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter last year:
•	Reported diluted earnings per share were $2.07, compared with $1.99.
•	Adjusted diluted earnings per share were $2.02, compared with $2.04.
•	Reported net income was $3,811 million, compared with $3,695 million.
•	Adjusted net income was $3,714 million, compared with $3,775 million.
YEAR-TO-DATE

FINANCIAL HIGHLIGHTS, six months ended April 30, 2022, compared with the corresponding period last year:
•	Reported diluted earnings per share were $4.09, compared with $3.76.
•	Adjusted diluted earnings per share were $4.09, compared with $3.86.
•	Reported net income was $7,544 million, compared with $6,972 million.
•	Adjusted net income was $7,547 million, compared with $7,155 million.
SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•
Amortization of acquired intangibles of $60 million ($54 million after-tax

or 3 cents per share), compared with $69 million ($62 million after-tax

or 3 cents per share) in the second quarter last year.

•
Acquisition and integration charges related to the Schwab transaction of $20 million ($18 million after-tax

or 1 cent per share), compared with $19 million ($18 million after-tax

or 1 cent per share) in the second quarter last year.

•	Litigation settlement recovery of $224 million ($169 million after-tax or 9 cents per share).
TORONTO, May
 26, 2022

– TD Bank Group (“TD” or the “Bank”) today announced its financial results for the second quarter ended April 30, 2022. Reported earnings were $3.8 billion, up 3% compared with the second quarter last year, and adjusted earnings were $3.7 billion, down 2%.
“TD’s second quarter performance reflects the strength of our diversified business model and customer-centric approach,” said Bharat Masrani, Group President and CEO, TD Bank Group. “We have delivered strong revenue growth across our businesses and we enter the second half of the year well-positioned to support households and businesses as they navigate an evolving economic environment. TD will continue to invest in our people, technology and innovation to exceed our customers’ rapidly changing expectations and help shape the future of banking.”
Canadian Retail saw strong revenue growth supported by continued volume momentum
Canadian Retail net income was $2,236 million, an increase of 2% compared with the second quarter last year. The increase in earnings reflects strong revenue, partially offset by higher non-interest

expenses, insurance claims, and provisions for credit losses (PCL). Revenue increased 9%, reflecting continued growth in volume as well as strong other income. Expenses increased 9%, reflecting investments to support business growth, including technology enhancements, higher employee-related expenses, and variable compensation. PCL of $60 million reflects a lower recovery in performing PCL compared to the prior year, partially offset by lower impaired PCL.
Momentum continued this quarter with Canadian Retail delivering record revenue in the Personal and Commercial Bank supported by increased customer activity and strong growth in commercial lending. TD Insurance achieved strong earnings this quarter and continued to grow market share in property and casualty insurance. In Wealth, net asset growth partially offset trading volume normalization to deliver solid revenue for the business. This quarter, TD enhanced its credit cards rewards offering, launching My TD Rewards, a loyalty and rewards hub available through EasyWeb and the TD Mobile App. My TD Rewards offers customers a convenient way to access and redeem rewards and loyalty benefits through collaborations with leading global brands such as Amazon, Expedia and recently announced Starbucks Canada. Strengthening its position in online and mobile platforms, TD received the Celent 2022 Model Bank Award for Customer Engagement and was also recognized by the Business Intelligence Group for innovation in artificial intelligence, both for the second consecutive year.
The U.S. Retail Bank delivered solid loan and deposit volumes, driven by increased customer activity
U.S. Retail net income for the quarter was $1,367 million (US$1,079 million), an increase of 4% (3% in U.S. dollars) compared with the second quarter last year. Reported net income included an insurance recovery related to litigation of $224 million (US$177 million) or $169 million (US$133 million)

after-tax.

On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of 9% (10% in U.S. dollars). The Bank’s investment in The Charles Schwab Corporation (Schwab) contributed $224 million (US$177 million) in earnings, a decrease of 9% (9% in U.S. dollars) compared with the second quarter last year.
The U.S. Retail Bank, which excludes the Bank’s investment in Schwab, reported net income of $1,143 million (US$902 million), an increase of 7% (6% in U.S. dollars) from the second quarter last year, primarily reflecting higher revenue, including the insurance recovery related to litigation, partially offset by higher PCL, reflecting a lower recovery in performing PCL. On an adjusted basis, net income was $974 million (US$769 million), a decrease of 9% (10% in U.S. dollars), driven primarily by a lower recovery in performing PCL, lower income from the Paycheck Protection Program (PPP), higher employee-related expenses and business investments, partially offset by higher deposit volume and margin, and increased earnings on the investment portfolio and customer activity.
U.S. Retail continued to sustain business momentum in the second quarter, with improved commercial loan originations in the middle market and specialty lending businesses that allowed the Bank to deliver 0.4% loan growth over the prior quarter despite the significant wind-down in PPP volumes, as compared to a 4.2% decrease in average loan volumes over the same quarter last year. In addition, the U.S. Retail Bank sustained consumer loan growth in mortgages, auto and credit cards, and delivered strong retail deposit volume increases. The U.S. Retail Bank continued to deliver new

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 1

capabilities, introducing real-time payments for the dealer network through TD Auto Finance, a first for an indirect auto lender. TD Bank, America’s Most Convenient Bank
®

(TD AMCB), was recognized by Forbes as a Best Employer for Diversity 2022 for the fourth consecutive year, the highest ranked bank, and ninth among 500 corporations. TD AMCB was also a top-ranked

bank on DiversityInc’s top 50 Companies for Diversity for 2022.
Solid Wholesale Banking performance in Q2
Wholesale Banking reported net income of $359 million this quarter, a decrease of 6% compared to the second quarter last year, reflecting higher non-interest

expenses and a lower PCL recovery, partially offset by higher revenues.
The Wholesale Bank continued to demonstrate its leadership position in Environmental, Social, and Governance (ESG) and deepen client relationships. This quarter, TD Securities was named Environmental Finance’s ‘Lead Manager of the Year’ for Supranational,

Sub-sovereign

and Agency Green Bonds, and was recognized in several categories of the 2022 Energy Risk Commodity Rankings, including #1 in Base Metals and #2 in Precious Metals. TD Securities delivered on notable mandates, including acting as sole active bookrunner on Dream Residential REIT’s US$125 million initial public offering, the first IPO in Canada for the 2022 calendar year.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.7%
1
.
Conclusion
“As we continue to emerge from the COVID-19 pandemic we face new economic uncertainties and growing geopolitical tensions. TD has proven its ability to adapt to changing circumstances and deliver performance and progress,” added Masrani. “Our colleagues around the world are working together to serve customers, contribute to communities, and build a more sustainable and inclusive future. I thank them for their tremendous efforts and dedication.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 4.

1	This measure has been included in this document in accordance with OSFI’s Capital Adequacy Requirements guideline

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 2

ENHANCED DISCLOSURE TASK FORCE
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the second quarter 2022 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Disclosures (SRD). Information on TD’s website, SFI, and SRD is not and should not be considered incorporated herein by reference into the second quarter 2022 RTS, Management’s Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank’s 2021 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS Second Quarter 2022	SFI Second Quarter 2022	SRD Second Quarter 2022	Annual Report 2021

General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank’s risk terminology and risk measures and present key parameter values used.				80-85, 89, 95-98, 109-110
	3	Describe and discuss top and emerging risks.				73-79
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	27, 41			69, 106
Risk Governance and Risk Management and Business Model	5	Summarize the bank’s risk management organization, processes, and key functions.				81-84
	6	Description of the bank’s risk culture and procedures applied to support the culture.				80-81
	7	Description of key risks that arise from the bank’s business models and activities.				67, 80, 85-111
	8	Description of stress testing within the bank’s risk governance and capital frameworks.	31			66, 84, 92-93, 109
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	24-27, 78		1-3, 6	62-65, 69, 216
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-3, 5	62
	11	Flow statement of the movements in regulatory capital.			4
	12	Discussion of capital planning within a more general discussion of management’s strategic planning.				63-66, 109
	13	Analysis of how risk-weighted asset (RWA) relate to business activities and related risks.		8-11		66-67
	14	Analysis of capital requirements for each method used for calculating RWA.			10	86-89, 91-92
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			23-38, 43-48
	16	Flow statement reconciling the movements of RWA by risk type.			11-12
	17	Discussion of Basel III back-testing requirements.			60	88, 92, 96
Liquidity	18	The bank’s management of liquidity needs and liquidity reserves.	33-35, 37-38			98-100, 102-103
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	36			101, 210-211
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	41-43			106-108
	21	Discussion of the bank’s funding sources and the bank’s funding strategy.	36-41			103-106
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	30			90
	23	Breakdown of significant trading and non-trading market risk factors.	30-32			90, 93-94
	24	Significant market risk measurement model limitations and validation procedures.	31			91-94, 96
	25	Primary risk management techniques beyond reported risk measures and parameters.	31			91-94
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	21-24, 61-69	19-34	1-5, 10-11, 13-60	48-61, 85-89, 166-173, 183, 186-187, 214-215
	27	Description of the bank’s policies for identifying impaired loans.	69			56, 142-143, 149, 173
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	22, 64-68	23, 27		53, 169-171
	29	Analysis of the bank’s counterparty credit risks that arise from derivative transactions.			40-42, 49-53	88, 154, 177-179, 183, 186-187
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				88, 146, 154
Other Risks	31	Description of ‘other risk’ types based on management’s classifications and discuss how each one is identified, governed, measured, and managed.				95-97, 109-111
	32	Discuss publicly known risk events related to other risks.	76-77			78-79, 208-210

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 3

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Caution Regarding Forward-Looking Statements
5	Financial Highlights
6	How We Performed
9	Financial Results Overview
13	How Our Businesses Performed
19	Quarterly Results
20	Balance Sheet Review
21	Credit Portfolio Quality
24	Capital Position
28	Risk Factors and Management
29	Managing Risk
44	Securitization and Off-Balance Sheet Arrangements
44	Accounting Policies and Estimates

45	Changes in Internal Control over Financial Reporting
46	Glossary

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
49	Interim Consolidated Balance Sheet
50	Interim Consolidated Statement of Income
51	Interim Consolidated Statement of Comprehensive Income
52	Interim Consolidated Statement of Changes in Equity
53	Interim Consolidated Statement of Cash Flows
54	Notes to Interim Consolidated Financial Statements

80	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group (“TD” or the “Bank”) for the three and six months ended April 30, 2022, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2021 Consolidated Financial Statements and related Notes and 2021 MD&A. This MD&A is dated May 25, 2022. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s 2021 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been revised to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank’s 2021 Annual Information Form, is available on the Bank’s website at

http://www.td.com
, as well as on SEDAR at

http://www.sedar.com

and on the SEC’s website at

http://www.sec.gov

(EDGAR filers section).

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the

U.S. Private Securities Litigation Reform Act of 1995
. Forward-looking statements include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis (“2021 MD&A”) in the Bank’s 2021 Annual Report under the headings “Economic Summary and Outlook” and “The Bank’s Response to

COVID-19”,

under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, and in other statements regarding the Bank’s objectives and priorities for 2022 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, the Bank’s anticipated financial performance, and the potential economic, financial and other impacts of the Coronavirus Disease 2019

(COVID-19).

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “goal”, “target”, “may”, and “could”.
By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, and infrastructure), model, insurance, liquidity, capital adequacy, legal, regulatory compliance and conduct, reputational, environmental and social, and other risks. Examples of such risk factors include the economic, financial, and other impacts of pandemics, including the

COVID-19

pandemic; general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; technology and cyber security risk (including cyber-attacks or data security breaches) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; model risk; fraud activity; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-party service providers; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization

“bail-in”

regime; regulatory oversight and compliance risk; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; exposure related to significant litigation and regulatory matters; ability of the Bank to attract, develop, and retain key talent; changes to the Bank’s credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk (including climate change); and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2021 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the heading “Pending Acquisition” or “Significant and Subsequent Events and Pending Acquisitions” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 MD&A under the headings “Economic Summary and Outlook” and “The Bank’s Response to

COVID-19”,

under the headings “Key Priorities for 2022” and “Operating Environment and Outlook” for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, and under the heading “Focus for 2022” for the Corporate segment, each as may be updated in subsequently filed quarterly reports to shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 4

TABLE 1:  FINANCIAL HIGHLIGHTS

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Results of operations
Total revenue – reported	$11,263	$11,281	$10,228	$22,544	$21,040
Total revenue – adjusted 1	11,039	11,281	10,228	22,320	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221
Non-interest expenses – reported	6,033	5,967	5,729	12,000	11,513
Non-interest expenses – adjusted 1	5,999	5,897	5,691	11,896	11,435
Net income – reported	3,811	3,733	3,695	7,544	6,972

Net income – adjusted 1	3,714	3,833	3,775	7,547	7,155
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$765.0	$743.6	$708.4	$765.0	$708.4
Total assets	1,825.3	1,778.6	1,669.1	1,825.3	1,669.1
Total deposits	1,183.7	1,159.5	1,118.5	1,183.7	1,118.5
Total equity	99.4	102.0	94.5	99.4	94.5

Total risk-weighted assets 2	489.0	470.9	455.0	489.0	455.0
Financial ratios
Return on common equity (ROE) – reported 3	16.4%	15.3%	16.7%	15.8%	15.5%
Return on common equity – adjusted 1	15.9	15.7	17.1	15.8	15.9
Return on tangible common equity (ROTCE) 1	22.1	20.6	23.0	21.4	21.5
Return on tangible common equity – adjusted 1	21.2	20.8	23.1	21.1	21.6
Efficiency ratio – reported 3	53.6	52.9	56.0	53.2	54.7
Efficiency ratio – adjusted 1,3	54.3	52.3	55.6	53.3	54.4

Provision for (recovery of) credit losses as a % of net average loans and acceptances	0.01	0.04	(0.21)	0.03	(0.02)
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$2.08	$2.03	$2.00	$4.10	$3.77
Diluted	2.07	2.02	1.99	4.09	3.76
Dividends per share	0.89	0.89	0.79	1.78	1.58
Book value per share 3	51.49	53.00	49.25	51.49	49.25
Closing share price 4	92.79	101.81	84.50	92.79	84.50
Shares outstanding (millions)
Average basic	1,804.7	1,820.5	1,817.4	1,812.8	1,815.7
Average diluted	1,808.3	1,824.1	1,819.9	1,816.5	1,817.8
End of period	1,803.9	1,816.5	1,818.7	1,803.9	1,818.7
Market capitalization (billions of Canadian dollars)	$167.4	$184.9	$153.7	$167.4	$153.7
Dividend yield 3	3.6%	3.7%	3.9%	3.6%	4.2%
Dividend payout ratio 3	42.8	44.0	39.5	43.8	41.9
Price-earnings ratio 3	11.5	12.8	10.9	11.5	10.9

Total shareholder return (1 year) 3	13.9	45.8	52.1	13.9	52.1
Common share information – adjusted (Canadian dollars) 1,3
Per share earnings
Basic	$2.02	$2.08	$2.04	$4.10	$3.87
Diluted	2.02	2.08	2.04	4.09	3.86
Dividend payout ratio	43.9%	42.8%	38.7%	43.4%	40.8%

Price-earnings ratio	11.4	12.5	12.6	11.4	12.6
Capital ratios 2
Common Equity Tier 1 Capital ratio	14.7%	15.2%	14.2%	14.7%	14.2%
Tier 1 Capital ratio	15.9	16.3	15.4	15.9	15.4
Total Capital ratio	18.5	19.0	18.0	18.5	18.0
Leverage ratio	4.3	4.4	4.6	4.3	4.6
TLAC ratio	30.4	28.6	25.1	30.4	25.1

TLAC Leverage ratio	8.1	7.6	7.6	8.1	7.6
1
The Toronto-Dominion Bank (“TD” or the “Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP

financial measures such as “adjusted” results and

non-GAAP

ratios to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to the “How We Performed” section of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results.

Non-GAAP

financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

2
These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy Requirements (CAR), Leverage Requirements, and Total Loss Absorbing Capacity (TLAC) guidelines. Refer to the “Capital Position” section of this document for further details.

3	For additional information about this metric, refer to the Glossary of this document.
4	Toronto Stock Exchange (TSX) closing market price.
PENDING ACQUISITION
Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash

transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting

First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED
CORPORATE OVERVIEW
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the fifth largest bank in North America by assets and serves more than 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank
®
, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in Schwab; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with more than 15 million active online and mobile customers. TD had $1.8 trillion in assets on April 30, 2022. The
Toronto-Dominion
Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS and refers to results prepared in accordance with IFRS as “reported” results.
Non-GAAP
and Other Financial Measures
In addition to reported results, the Bank also presents certain financial measures, including non-GAAP
financial measures that are historical,
non-GAAP
ratios, supplementary financial measures and capital management measures, to assess its results.
Non-GAAP
financial measures, such as “adjusted” results, are utilized to assess the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. Items of note are items which management does not believe are indicative of underlying business performance and are disclosed in Table 3.
Non-GAAP
ratios include a
non-GAAP
financial measure as one or more of its components. Examples of non-GAAP
ratios include adjusted basic and diluted earnings per share (EPS), adjusted dividend payout ratio, adjusted efficiency ratio, and adjusted effective income tax rate. The Bank believes that non-GAAP
financial measures and
non-GAAP
ratios provide the reader with a better understanding of how management views the Bank’s performance.
Non-GAAP
financial measures and
non-GAAP
ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. Supplementary financial measures depict the Bank’s financial performance and position, and capital management measures depict the Bank’s capital position, and both are explained in this document where they first appear.
U.S. Strategic Cards
The Bank’s U.S. strategic cards portfolio is comprised of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded
consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and PCL related to these portfolios in the Bank’s Interim Consolidated Statement of Income. At the segment level, the retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate’s reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.
Investment in The Charles Schwab Corporation
On October 6, 2020, the Bank acquired an approximately 13.5% stake in Schwab following the completion of Schwab’s acquisition of TD Ameritrade (“Schwab transaction”). For further details, refer to Note 7 of the second quarter of 2022 Interim Consolidated Financial Statements. The Bank accounts for its investment in Schwab using the equity method and reports its after-tax
share of Schwab’s earnings with a
one-month
lag. The U.S. Retail segment reflects the Bank’s share of net income from its investment in Schwab. The Corporate segment net income (loss) includes amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction.
The following table provides the operating results on a reported basis for the Bank.

TABLE 2:  OPERATING RESULTS – Reported

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$6,377	$6,302	$5,835	$12,679	$11,865

Non-interest income	4,886	4,979	4,393	9,865	9,175
Total revenue	11,263	11,281	10,228	22,544	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221

Non-interest expenses	6,033	5,967	5,729	12,000	11,513
Income before income taxes and share of net income from investment in Schwab	4,611	4,486	4,435	9,097	8,370
Provision for (recovery of) income taxes	1,002	984	962	1,986	1,789

Share of net income from investment in Schwab	202	231	222	433	391
Net income – reported	3,811	3,733	3,695	7,544	6,972

Preferred dividends and distributions on other equity instruments	66	43	65	109	130
Net income available to common shareholders	$3,745	$3,690	$3,630	$7,435	$6,842

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE
3:  NON-GAAP
FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Operating results – adjusted
Net interest income	$6,377	$6,302	$5,835	$12,679	$11,865

Non-interest income 1	4,662	4,979	4,393	9,641	9,175
Total revenue	11,039	11,281	10,228	22,320	21,040
Provision for (recovery of) credit losses	27	72	(377)	99	(64)
Insurance claims and related expenses	592	756	441	1,348	1,221

Non-interest expenses 2	5,999	5,897	5,691	11,896	11,435
Income before income taxes and share of net income from investment in Schwab	4,421	4,556	4,473	8,977	8,448
Provision for (recovery of) income taxes	955	1,001	970	1,956	1,806

Share of net income from investment in Schwab 3	248	278	272	526	513
Net income – adjusted	3,714	3,833	3,775	7,547	7,155

Preferred dividends and distributions on other equity instruments	66	43	65	109	130

Net income available to common shareholders – adjusted	3,648	3,790	3,710	7,438	7,025
Pre-tax adjustments for items of note
Amortization of acquired intangibles 4	(60)	(67)	(69)	(127)	(143)
Acquisition and integration charges related to the Schwab transaction 5	(20)	(50)	(19)	(70)	(57)
Litigation settlement recovery 1	224	–	–	224	–
Less: Impact of income taxes
Amortization of acquired intangibles	(6)	(8)	(7)	(14)	(16)
Acquisition and integration charges related to the Schwab transaction 5	(2)	(9)	(1)	(11)	(1)

Litigation settlement recovery	55	–	–	55	–

Total adjustments for items of note	97	(100)	(80)	(3)	(183)

Net income available to common shareholders – reported	$3,745	$3,690	$3,630	$7,435	$6,842
1.	Adjusted non-interest income excludes the following item of note:
i.
The Bank reached a settlement in TD Bank, N.A. v. Lloyd’s Underwriter et al., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme, perpetrated by, among others, Scott Rothstein – Q2 2022: $224 million. The amount is reported in the U.S. Retail segment.

2.	Adjusted non-interest expenses exclude the following items of note related to the Bank’s own asset acquisitions and business combinations reported in the Corporate segment:
i.	Amortization of acquired intangibles – Q2 2022: $26 million, Q1 2022: $33 million, Q2 2021: $35 million, Q1 2021: $39 million.
ii.	The Bank’s own integration and acquisition costs related to the Schwab transaction – Q2 2022: $8 million, Q1 2022: $37 million, Q2 2021: $3 million, Q1 2021: $1 million.

3.	Adjusted share of net income from investment in Schwab excludes the following items of note on an after-tax basis. The earnings impact of both items is reported in the Corporate segment:
i.	Amortization of Schwab-related acquired intangibles – Q2 2022: $34 million; Q1 2022: $34 million, Q2 2021: $34 million; Q1 2021: $35 million; and
ii.	The Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade – Q2 2022: $12 million, Q1 2022: $13 million, Q2 2021: $16 million, Q1 2021: $37 million.

4
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax
amounts for amortization of acquired intangibles relating to the Share of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

5
Acquisition and integration charges related to the Schwab transaction include the Bank’s own integration and acquisition costs, as well as the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade on an after-tax
basis, both reported in the Corporate segment. Refer to footnotes 2 and 3 for amounts.

TABLE 4:  RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1

(Canadian dollars)		For the three months ended		For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Basic earnings per share – reported	$2.08	$2.03	$2.00	$4.10	$3.77

Adjustments for items of note	(0.05)	0.05	0.04	–	0.10

Basic earnings per share – adjusted	$2.02	$2.08	$2.04	$4.10	$3.87
Diluted earnings per share – reported	$2.07	$2.02	$1.99	$4.09	$3.76

Adjustments for items of note	(0.05)	0.05	0.04	–	0.10

Diluted earnings per share – adjusted	$2.02	$2.08	$2.04	$4.09	$3.86
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.

TABLE 5:  AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
TD Bank, National Association (TD Bank, N.A.)	$4	$5	$8	$9	$17
Schwab 1	34	34	34	68	69
MBNA Canada	–	3	6	3	13
Aeroplan	1	4	7	5	13

Other	15	13	7	28	15
Included as items of note	54	59	62	113	127

Software	96	97	107	193	217

Amortization of intangibles, net of income taxes	$150	$156	$169	$306	$344
1	Included in Share of net income from investment in Schwab.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 7

Return on Common Equity
The consolidated Bank ROE is calculated as reported net income available to common shareholders as a percentage of average common equity. The consolidated Bank adjusted ROE is calculated as adjusted net income available to common shareholders as a percentage of average common equity. Adjusted ROE is a non-GAAP
financial ratio and can be utilized in assessing the Bank’s use of equity.
ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III. Capital allocated to the business segments increased to 10.5% Common Equity Tier 1 (CET1) Capital in the first quarter of 2022, compared with 9% in fiscal 2021.

TABLE 6:  RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021

Average common equity	$93,922	$95,829	$89,069	$94,674	$89,049
Net income available to common shareholders – reported	3,745	3,690	3,630	7,435	6,842

Items of note, net of income taxes	(97)	100	80	3	183
Net income available to common shareholders – adjusted	$3,648	$3,790	$3,710	$7,438	$7,025
Return on common equity – reported	16.4%	15.3%	16.7%	15.8%	15.5%
Return on common equity – adjusted	15.9	15.7	17.1	15.8	15.9
Return on Tangible Common Equity
Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles on the investments in Schwab and other acquired intangible assets, net of related deferred tax liabilities. ROTCE is calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for all items of note, as a percentage of average TCE. TCE, ROTCE, and adjusted ROTCE can be utilized in assessing the Bank’s use of equity. TCE is a non-GAAP
financial measure, and ROTCE and adjusted ROTCE are
non-GAAP
ratios.

TABLE 7:  RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021

Average common equity	$93,922	$95,829	$89,069	$94,674	$89,049
Average goodwill	16,577	16,519	16,320	16,539	16,530
Average imputed goodwill and intangibles on investments in Schwab	6,577	6,585	6,670	6,577	6,786
Average other acquired intangibles 1	498	526	366	512	387

Average related deferred tax liabilities	(171)	(172)	(167)	(172)	(170)

Average tangible common equity	70,441	72,371	65,880	71,218	65,516
Net income available to common shareholders – reported	3,745	3,690	3,630	7,435	6,842

Amortization of acquired intangibles, net of income taxes	54	59	62	113	127
Net income available to common shareholders adjusted for amortization of acquired intangibles, net of income taxes	3,799	3,749	3,692	7,548	6,969

Other items of note, net of income taxes	(151)	41	18	(110)	56
Net income available to common shareholders – adjusted	$3,648	$3,790	$3,710	$7,438	$7,025
Return on tangible common equity	22.1%	20.6%	23.0%	21.4%	21.5%

Return on tangible common equity – adjusted	21.2	20.8	23.1	21.1	21.6
1	Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 8

IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items. The impact is calculated as the difference in translated earnings using the average U.S. to Canadian dollars exchange rates in the periods noted.

TABLE 8:  IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the six months ended
	April 30, 2022 vs. April 30, 2021 Increase (Decrease)	April 30, 2022 vs. April 30, 2021 Increase (Decrease)
U.S. Retail Bank
Total revenue – reported	$ 18	$ (28)
Total revenue – adjusted	17	(29)

Non-interest expenses	10	(16)
Net income – reported, after-tax	7	(10)
Net income – adjusted, after-tax	6	(11)

Share of net income from investment in Schwab 1	–	(8)
U.S. Retail segment net income – reported, after-tax	7	(18)
U.S. Retail segment net income – adjusted, after-tax	6	(19)
Earnings per share (Canadian dollars)
Basic – reported	$ –	$ (0.01)
Basic – adjusted	–	(0.01)
Diluted – reported	–	(0.01)

Diluted – adjusted	–	(0.01)

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021

U.S. dollar	$0.789	$0.794	$0.790	$0.786
1	Share of net income from investment in Schwab and the foreign exchange impact are reported with a one-month lag.

FINANCIAL RESULTS OVERVIEW
Performance Summary
Outlined below is an overview of the Bank’s performance for the second quarter of 2022. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document.
•	Adjusted diluted EPS for the six months ended April 30, 2022, increased 6% from the same period last year.
•	Adjusted ROTCE for the six months ended April 30, 2022, was 21.1%.
•	For the twelve months ended April 30, 2022, the total shareholder return was 13.9% compared to the Canadian peer 2 average of 15.2%.
Net Income
Quarterly comparison – Q2 2022 vs. Q2 2021
Reported net income for the quarter was $3,811 million, an increase of $116 million, or 3%, compared with the second quarter last year. The increase reflects higher revenues, partially offset by higher PCL, higher non-interest
expenses and higher insurance claims. Adjusted net income for the quarter was $3,714 million, a decrease of $61 million, or 2%.
By segment, the increase in reported net income reflects an increase in Canadian Retail of $54 million, an increase in U.S. Retail of $51 million, and an increase in the Corporate segment of $35 million, partially offset by a decrease in Wholesale Banking of $24 million.
Quarterly comparison – Q2 2022 vs. Q1 2022
Reported net income for the quarter increased $78 million, or 2%, compared with the prior quarter. The increase reflects lower insurance claims and lower PCL, partially offset by higher non-interest
expenses, and lower revenues. Adjusted net income for the quarter decreased $119 million or 3%.
By segment, the increase in reported net income reflects an increase in U.S. Retail of $95 million, an increase in the Corporate segment of $76 million, partially offset by a decrease in Wholesale Banking of $75 million and a decrease in Canadian Retail of $18 million.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Reported net income of $7,544 million increased $572 million, or 8%, compared with the same period last year. The increase reflects higher revenues, partially offset by higher non-interest
expenses, higher PCL and higher insurance claims. Adjusted net income was $7,547 million, an increase of $392 million, or 5%, compared with the same period last year.
By segment, the increase in reported net income reflects an increase in U.S. Retail of $323 million, an increase in Canadian Retail of $271 million, and an increase in the Corporate segment of $5 million, partially offset by a decrease in Wholesale Banking of $27 million.
Net Interest Income
Quarterly comparison – Q2 2022 vs. Q2 2021
Reported net interest income for the quarter was $6,377 million, an increase of $542 million, or 9%, compared with the second quarter last year. The increase reflects volume and margin growth in the personal and commercial banking businesses, higher trading net interest income, and the impact of foreign exchange translation, partially offset by lower income from PPP loan forgiveness.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $275 million, an increase in U.S. Retail of $129 million, an increase in Wholesale Banking of $111 million, and an increase in the Corporate segment of $27 million.

2	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 9

Quarterly comparison – Q2 2022 vs. Q1 2022
Reported net interest income for the quarter increased $75 million, or 1%, compared with the prior quarter, primarily reflecting volume and margin growth in the personal and commercial banking businesses, and higher trading net interest income, partially offset by the impact of fewer days in the second quarter, and lower income from PPP loan forgiveness.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $63 million, and an increase in Wholesale Banking of $50 million, partially offset by a decrease in U.S. Retail of $36 million, and a decrease in the Corporate segment of $2 million.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Reported net interest income was $12,679 million, an increase of $814 million, or 7%, compared with the same period last year. The increase reflects volume and margin growth in the personal and commercial banking businesses, higher trading net interest income, and higher revenue from treasury and balance sheet management activities, partially offset by lower income from PPP loan forgiveness.
By segment, the increase in reported net interest income reflects an increase in Canadian Retail of $382 million, an increase in U.S. Retail of $213 million, an increase in Wholesale Banking of $159 million, and an increase in Corporate segment of $60 million.
Non-Interest
Income
Quarterly comparison – Q2 2022 vs. Q2 2021
Reported
non-interest
income for the quarter was $4,886 million, an increase of $493 million, or 11%, compared with the second quarter last year. The increase reflects higher fee-based
revenue in the banking and wealth businesses, an insurance recovery related to litigation, and prior year premium rebates for customers in the insurance business, partially offset by lower transaction revenue in the wealth business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims. Adjusted non-interest
income was $4,662 million, an increase of $269 million, or 6%.
By segment, the increase in reported
non-interest
income reflects an increase in Canadian Retail of $286 million, an increase in U.S. Retail of $201 million, and an increase in the Corporate segment of $24 million, partially offset by a decrease in Wholesale Banking of $18 million.
Quarterly comparison – Q2 2022 vs. Q1 2022
Reported
non-interest
income for the quarter decreased $93 million, or 2%, compared with the prior quarter. The decrease primarily reflects lower fee and transaction-based revenue in the banking and wealth businesses, lower wholesale trading revenue, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, partially offset by an insurance recovery related to litigation. Adjusted non-interest
income was $4,662 million, a decrease of $317 million, or 6%.
By segment, the decrease in reported
non-interest
income reflects a decrease in Canadian Retail of $158 million, and a decrease in Wholesale Banking of $146 million, partially offset by an increase in U.S. Retail of $193 million and an increase in the Corporate segment of $18 million.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Reported
non-interest
income was $9,865 million, an increase of $690 million, or 8%, compared with the same period last year. The increase reflects higher fee-based
revenue in the banking and wealth businesses, an insurance recovery related to litigation, and prior year premium rebates for customers in the insurance business, partially offset by lower transaction revenue in the wealth business and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims. Adjusted non-interest
income was $9,641 million, an increase of $466 million, or 5%.
By segment, the increase in reported
non-interest
income reflects an increase in Canadian Retail of $552 million, and an increase in U.S. Retail of $219 million, partially offset by a decrease in the Corporate segment of $51 million and a decrease in Wholesale Banking of $30 million.
Provision for Credit Losses
Quarterly comparison – Q2 2022 vs. Q2 2021
PCL for the quarter was $27 million, compared with a recovery of $377 million in the second quarter last year. PCL – impaired was $314 million, a decrease of $67 million, largely related to improved credit conditions. PCL – performing was a recovery of $287 million, compared with a recovery of $758 million in the prior year. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL for the quarter as an annualized percentage of credit volume was 0.01%.
By segment, the increase in PCL reflects an increase in U.S. Retail of $195 million, an increase in Canadian Retail of $97 million, an increase in the Corporate segment of $58 million and an increase in Wholesale Banking of $54 million.
Quarterly comparison – Q2 2022 vs. Q1 2022
PCL for the quarter decreased $45 million or 63% compared with the prior quarter. PCL – impaired decreased by $15 million. PCL – performing was a recovery of $287 million, compared with a recovery of $257 million in the prior quarter. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL for the quarter as an annualized percentage of credit volume was 0.01%.
By segment, the decrease in PCL reflects a decrease in U.S. Retail of $39 million, a decrease in the Corporate segment of $29 million, and a decrease in Wholesale Banking of $4 million, partially offset by an increase in Canadian Retail of $27 million.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
PCL was $99 million, higher by $163 million, compared with the same period last year. PCL – impaired was $643 million, a decrease of $204 million, largely related to improved credit conditions. PCL – performing was a recovery of $544 million, compared with a recovery of $911 million in the same period last year. The current year performing release reflects improved credit conditions including a more favourable outlook, partially offset by elevated uncertainty. Total PCL as an annualized percentage of credit volume was 0.03%.
By segment, the increase in PCL reflects an increase in U.S. Retail of $81 million, an increase in the Corporate segment of $65 million, and an increase in Wholesale Banking of $29 million, partially offset by a decrease in Canadian Retail of $12 million.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 10

TABLE 9:  PROVISION FOR CREDIT LOSSES
1

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Provision for (recovery of) credit losses – Stage 3 (impaired)
Canadian Retail	$163	$150	$191	$313	$358
U.S. Retail	96	125	117	221	307
Wholesale Banking	(1)	(4)	12	(5)	22

Corporate 2	56	58	61	114	160
Total provision for (recovery of) credit losses – Stage 3	314	329	381	643	847

Provision for (recovery of) credit losses – Stage 1 and Stage 2 performing
Canadian Retail	(103)	(117)	(228)	(220)	(253)
U.S. Retail	(114)	(104)	(330)	(218)	(385)
Wholesale Banking	(8)	(1)	(75)	(9)	(65)

Corporate 2	(62)	(35)	(125)	(97)	(208)
Total provision for (recovery of) credit losses – Stage 1 and Stage 2	(287)	(257)	(758)	(544)	(911)
Total provision for (recovery of) credit losses	$27	$72	$(377)	$99	$(64)

1	Includes PCL for off-balance sheet instruments.
2	Includes PCL on the retailer program partners’ share of the U.S. strategic cards portfolio.
Insurance claims and related expenses
Quarterly comparison – Q2 2022 vs. Q2 2021
Insurance claims and related expenses for the quarter were $592 million, an increase of $151 million, or 34%, compared with the second quarter last year, reflecting higher current year claims, partially offset by the favourable impact of the discount rate on fair value of investments which resulted in a similar decrease in non-interest
income.
Quarterly comparison – Q2 2022 vs. Q1 2022
Insurance claims and related expenses for the quarter decreased $164 million, or 22%, compared with the prior quarter, reflecting the favourable impact of the discount rate on fair value of investments which resulted in a similar decrease in non-interest
income, more favourable prior years’ claims development, and lower current year claims.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Insurance claims and related expenses were $1,348 million, an increase of $127 million, or 10%, compared with the same period last year, reflecting higher current year claims, and more severe weather-related events, partially offset by the favourable impact of the discount rate on fair value of investments which resulted in a similar decrease in non-interest
income.
Non-Interest
Expenses and Efficiency Ratio
Quarterly comparison – Q2 2022 vs. Q2 2021
Reported
non-interest
expenses were $6,033 million, an increase of $304 million, or 5%, compared with the second quarter last year, reflecting higher spend supporting business growth and higher employee-related expenses, partially offset by prior year store optimization costs. Adjusted non-interest
expenses were $5,999 million, an increase of $308 million, or 5%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $243 million, an increase in Wholesale Banking of $71 million, and an increase in U.S. Retail of $38 million, partially offset by a decrease in the Corporate segment of $48 million.
The Bank’s reported efficiency ratio was 53.6% compared to 56.0% in the second quarter last year. The Bank’s adjusted efficiency ratio was 54.3%, compared with 55.6% in the second quarter last year.
Quarterly comparison – Q2 2022 vs. Q1 2022
Reported
non-interest
expenses for the quarter were $6,033 million, an increase of $66 million, or 1%, compared with the prior quarter, reflecting higher spend supporting business growth, partially offset by lower acquisition and integration charges related to the Schwab transaction. Adjusted non-interest
expenses were $5,999 million, an increase of $102 million, or 2%, compared with the prior quarter.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $63 million, an increase in U.S. Retail of $35 million, and an increase in Wholesale Banking of $12 million, partially offset by a decrease in the Corporate segment of $44 million.
The Bank’s reported efficiency ratio was 53.6% compared with 52.9% in the prior quarter. The Bank’s adjusted efficiency ratio was 54.3%, compared with 52.3% in the prior quarter.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Reported
non-interest
expenses of $12,000 million increased $487 million, or 4%, compared with the same period last year, reflecting higher spend supporting business growth and higher employee-related expenses, partially offset by prior year store optimization costs. On an adjusted basis, non-interest
expenses were $11,896 million, an increase of $461 million, or 4%.
By segment, the increase in reported
non-interest
expenses reflects an increase in Canadian Retail of $458 million, an increase in Wholesale Banking of $124 million, partially offset by a decrease in U.S. Retail of $53 million and a decrease in the Corporate segment of $42 million.
The Bank’s reported efficiency ratio was 53.2%, compared with 54.7% in the same period last year. The Bank’s adjusted efficiency ratio was 53.3%, compared with 54.4% in the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 11

Income Taxes
As discussed in
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s effective income tax rate on a reported basis was 21.7% for the current quarter, compared with 21.7% in the second quarter last year and 21.9% in the prior quarter, with slight changes primarily due to business mix.
To allow for an
after-tax
calculation of adjusted income, the adjusted provision for income taxes is calculated by adjusting the taxes for each item of note using the statutory income tax rate of the applicable legal entity. The adjusted effective income tax rate is calculated as the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes. The Bank’s adjusted effective income tax rate was 21.6% for the current quarter, compared with 21.7% in the second quarter last year and 22.0% in the prior quarter, with slight changes primarily due to business mix. Adjusted results are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 10:  INCOME TAXES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended						For the six months ended
	April 30 2022		January 31 2022		April 30 2021		April 30 2022		April 30 2021
Income taxes at Canadian statutory income tax rate	$1,211	26.3%	$1,178	26.3%	$1,164	26.3%	$2,389	26.3%	$2,197	26.3%
Increase (decrease) resulting from:
Dividends received	(33)	(0.7)	(32)	(0.7)	(31)	(0.7)	(65)	(0.7)	(62)	(0.7)
Rate differentials on international operations 1	(188)	(4.1)	(171)	(3.8)	(181)	(4.1)	(359)	(3.9)	(362)	(4.3)

Other	12	0.2	9	0.1	10	0.2	21	0.1	16	0.1
Provision for income taxes and effective income tax rate – reported	$1,002	21.7%	$984	21.9%	$962	21.7%	$1,986	21.8%	$1,789	21.4%
Total adjustments for items of note	(47)		17		8		(30)		17
Provision for income taxes and effective income tax rate – adjusted	$955	21.6%	$1,001	22.0%	$970	21.7%	$1,956	21.8%	$1,806	21.4%

1	These amounts reflect tax credits as well as international business mix.
Proposed Tax Measures in the Canadian Federal Budget
The Canadian Federal budget presented on April 7, 2022 (“the Budget”) proposes to introduce a tax on bank and life insurer groups, referred to as the Canada Recovery Dividend. This is expected to be in the form of a 15% tax on the 2021 taxable income above $1 billion, paid in equal instalments over five years. The Budget also proposes to introduce an additional permanent tax on bank and life insurer groups of 1.5% of taxable income above $100 million. The additional tax would apply to taxation years that end after April 7, 2022 and will be prorated for the first year.
These taxes, if enacted as proposed, will result in higher amounts of taxes payable in each of the impacted years, as well as revaluation adjustments to the deferred tax assets and liabilities. The Bank is monitoring the status of the Budget proposals and will determine the impact to the Bank’s results when the legislation is substantively enacted.
ECONOMIC SUMMARY AND OUTLOOK
After a rebound in calendar 2021, the outlook for the global economy in 2022 has been downgraded in large part because of Russia’s war in Ukraine. In addition to the direct impacts in the affected regions and related financial market volatility, the war has pushed prices higher for many commodities including oil, natural gas, and wheat. Inflation was already elevated prior to these impacts, and global central banks are expected to raise rates more aggressively to try to tamp down demand, and ease inflation pressures. It is highly uncertain whether monetary authorities will achieve this without triggering a more pronounced slowdown.
COVID-19
also continues to affect the economic outlook. The removal of Omicron-related government restrictions on businesses and households within many advanced economies has permitted a rebound in economic activity in the first calendar quarter. However, it is also continuing to cause challenges for global supply chains. China’s “zero COVID” policy has led to restrictions within densely populated areas of the country, restraining economic activity and maintaining disruptions to downstream supply chains in many industries.
The U.S. economy started 2022 on a weak note, contracting 1.4% annualized in the first calendar quarter. This marked a significant slowdown from 6.9% growth in the fourth calendar quarter of 2021. However, the contraction was entirely due to an unusually large drag from net exports and business inventories, without which gross domestic product (GDP) would have grown by 2.6%. In contrast, growth in consumer spending remained resilient at 2.7%, slightly better than the 2.5% outcome in the previous calendar quarter. Business investment was strong, advancing by 9.2%, a significant improvement from a 2.9% pace in the fourth calendar quarter.
In addition, the U.S. labour market continued to make considerable strides, with an average of 562,000 new jobs added to employer payrolls per month in the first calendar quarter of 2022. The unemployment rate fell to 3.6% in April 2022, only 0.1 percentage point above its February 2020 pre-pandemic
low. With historically high job openings, the mismatch between labour supply and demand has pushed up nominal wage growth to the highest rate in over 25 years.
The Federal Reserve responded to high inflation by raising the Federal Funds rate 25 basis points (bps) in March and 50 bps in early May, in addition to announcing that it will begin tapering the size of its balance sheet in the coming months. TD Economics expects two more 50 basis point hikes at each of its next two meetings, and a return of the Federal Funds rate to 2.50% before the end of the calendar year. The risks to this outlook are two-sided.
While these policy actions are expected to lead to a moderation in economic growth and inflationary pressures, the risk is that economic growth could slow more than desired.
The Canadian economy accelerated in the first calendar quarter of 2022, on broad-based economic strength, and momentum also looks strong heading into the second calendar quarter. TD Economics estimates that real GDP will advance at an approximate 5% annualized pace over the first half of calendar 2022, outperforming U.S. growth.
The Canadian labour market has been similarly strong, with the unemployment rate falling to a near 50-year low of 5.2% in April 2022. The labour force continues to make strides, with the participation rate of
15-
to
64-year-olds
near an
all-time
high. As in the United States, demand for labour is strong across industries, and wage growth is expected to push higher in the coming months.
Canadian home sales fell 12.6%
month-on-month
in April, as activity continued to moderate after a period of strength through the winter. However, the inventory of homes for sale remains low, keeping markets in sellers’ territory. The average home price in Canada fell 3.8%
month-on-month
in April, likely reflecting in part a compositional shift towards lower priced properties. As the Bank of Canada continues to raise rates, the corresponding increase in mortgage rates is expected to slow housing demand over the next year. Housing prices are likely to continue to soften in the second half of the year, but remain above pre-pandemic levels. Tight supply relative to strong population growth fundamentals is expected to mitigate the risk of a large retreat.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 12

Consumer Price Index inflation is lower in Canada than in the United States, but reached 6.8% in April 2022, the highest rate since the Goods and Services Tax was introduced in 1991. Given Canada’s strong economic momentum and broadening in inflation pressures recently, inflation is likely to ease only slightly through 2022 under similar dynamics as described for the U.S.
The Bank of Canada raised its overnight interest rate to 1.00% in April and stated that it will start reducing the size of its balance sheet. TD Economics expects the overnight rate to rise by 50 bps in June and again in July, bringing the overnight rate to 2.50% by the end of the year. With interest rates set to increase by a similar amount in Canada and the United States, the Canadian dollar is expected to remain in a range of
75-80
U.S. cents over the next two years.

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the personal and business banking operations, wealth management services, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments, the Bank indicates that the measure is adjusted. For further details, refer to the “How We Performed” section of this document, the “Business Focus” section in the Bank’s 2021 MD&A, and Note 29 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2021.
PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable
or
tax-exempt
income, including certain dividends, is adjusted to its equivalent before-tax
value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking’s results are reversed in the Corporate segment. The TEB adjustment for the quarter was $34 million, compared with $38 million in the prior quarter and $37 million in the second quarter last year.
Share of net income from investment in Schwab is reported in the U.S. Retail segment. Amounts for amortization of acquired intangibles and the acquisition and integration charges related to the Schwab transaction are recorded in the Corporate segment.

TABLE 11:  CANADIAN RETAIL

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$3,148	$3,085	$2,873	$6,233	$5,851

Non-interest income	3,475	3,633	3,189	7,108	6,556
Total revenue	6,623	6,718	6,062	13,341	12,407
Provision for (recovery of) credit losses – impaired	163	150	191	313	358

Provision for (recovery of) credit losses – performing	(103)	(117)	(228)	(220)	(253)
Total provision for (recovery of) credit losses	60	33	(37)	93	105
Insurance claims and related expenses	592	756	441	1,348	1,221
Non-interest expenses	2,932	2,869	2,689	5,801	5,343

Provision for (recovery of) income taxes	803	806	787	1,609	1,519
Net income	$2,236	$2,254	$2,182	$4,490	$4,219
Selected volumes and ratios
Return on common equity 1	44.6%	44.8%	51.3%	44.7%	48.6%
Net interest margin (including on securitized assets) 2	2.62	2.53	2.61	2.58	2.63

Efficiency ratio	44.3	42.7	44.4	43.5	43.1
Assets under administration (billions of Canadian dollars) 3	$537	$557	$514	$537	$514

Assets under management (billions of Canadian dollars) 3	411	429	397	411	397
Number of Canadian retail branches	1,060	1,062	1,085	1,060	1,085

Average number of full-time equivalent staff	43,707	42,952	41,064	43,323	40,886

1	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
2
Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about these metrics.

3	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2022 vs. Q2 2021
Canadian Retail net income for the quarter was $2,236 million, an increase of $54 million, or 2%, compared with the second quarter last year, reflecting higher revenue, partially offset by higher non-interest
expenses, insurance claims, and PCL. The annualized ROE for the quarter was 44.6%, compared with 51.3% in the second quarter last year.
Canadian Retail revenue is derived from the personal and business banking, wealth, and insurance businesses. Revenue for the quarter was $6,623 million, an increase of $561 million, or 9%, compared with the second quarter last year.
Net interest income was $3,148 million, an increase of $275 million, or 10%, compared with the second quarter last year, primarily reflecting volume growth. Average loan volumes increased $43 billion, or 9%, reflecting 8% growth in personal loans and 16% growth in business loans. Average deposit volumes increased $37 billion, or 8%, reflecting 7% growth in personal deposits, 10% growth in business deposits, and 10% growth in wealth deposits. Net interest margin was 2.62%, an increase of 1 basis point, as higher margin on deposits reflecting the rising interest rate environment, was partially offset by lower margin on loans.
Non-interest
income was $3,475 million, an increase of $286 million, or 9%, reflecting prior year premium rebates for customers in the insurance business, and higher fee-based
revenue in the banking and wealth businesses, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.
Assets under administration (AUA) were $537 billion as at April 30, 2022, an increase of $23 billion, or 4%, and assets under management (AUM) were $411 billion as at April 30, 2022, an increase of $14 billion, or 4%, compared with the second quarter last year, both reflecting net asset growth.
PCL was $60 million, higher by $97 million compared with the second quarter last year. PCL – impaired for the quarter was $163 million, a decrease of $28 million, or 15%, largely related to improved credit conditions. PCL – performing was a recovery of $103 million, compared with a recovery of $228 million in the

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 13

prior year. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL as an annualized percentage of credit volume was 0.05%, an increase of 8 bps compared with the second quarter last year.
Insurance claims and related expenses for the quarter were $592 million, an increase of $151 million, or 34%, compared with the second quarter last year reflecting higher current year claims, partially offset by the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest income.
Non-interest expenses for the quarter were $2,932 million, an increase of $243 million, or 9%, compared with the second quarter last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.
The efficiency ratio for the quarter was 44.3%, compared with 44.4% in the second quarter last year.
Quarterly comparison – Q2 2022 vs. Q1 2022
Canadian Retail net income for the quarter was $2,236 million, a decrease of $18 million, or 1%, compared with the prior quarter, reflecting lower revenue and higher non-interest
expenses and PCL, partially offset by lower insurance claims. The annualized ROE for the quarter was 44.6%, compared with 44.8%, in the prior quarter.
Revenue decreased $95 million, or 1%, compared with the prior quarter. Net interest income increased $63 million, or 2%, reflecting higher margins and volume growth, partially offset by the effect of fewer days in the second quarter. Average loan volumes increased $9 billion, or 2%, reflecting 1% growth in personal loans and 4% growth in business loans. Average deposit volumes increased $6 billion, or 1%, reflecting 2% growth in personal deposits and a 5% increase in wealth deposits. Net interest margin was 2.62%, an increase of 9 bps, primarily due to higher margin on deposits, reflecting the rising interest rate environment.
Non-interest
income decreased $158 million, or 4%, reflecting a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims, and lower fee-based
revenue in the banking and wealth businesses.
AUA decreased $20 billion, or 4%, and AUM decreased $18 billion, or 4%, compared with the prior quarter, both reflecting market depreciation, partially offset by net asset growth.
PCL was $60 million, an increase of $27 million, compared with the prior quarter. PCL – impaired increased $13 million. PCL – performing was a recovery of $103 million compared with a recovery of $117 million in the prior quarter. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. Total PCL as an annualized percentage of credit volume was 0.05%, an increase of 2 bps.
Insurance claims and related expenses for the quarter decreased $164 million, or 22%, compared with the prior quarter, reflecting the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income, more favourable prior years’ claims development, and lower current year claims.
Non-interest
expenses increased $63 million, or 2%, compared with the prior quarter reflecting higher technology and marketing costs.
The efficiency ratio was 44.3%, compared with 42.7%, in the prior quarter.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Canadian Retail net income for the six months ended April 30, 2022, was $4,490 million, an increase of $271 million, or 6%, compared with same period last year. The increase in earnings reflects higher revenue, partially offset by higher non-interest
expenses and insurance claims. The annualized ROE for the period was 44.7%, compared with 48.6%, in the same period last year.
Revenue for the period was $13,341 million, an increase of $934 million, or 8%, compared with same period last year. Net interest income increased $382 million, or 7%, reflecting volume growth, partially offset by lower margins. Average loan volumes increased $42 billion, or 9%, reflecting 8% growth in personal loans and 15% growth in business loans. Average deposit volumes increased $38 billion, or 9%, reflecting 7% growth in personal deposits, 11% growth in business deposits, and 9% growth in wealth deposits. Net interest margin was 2.58%, a decrease of 5 bps, primarily reflecting lower margin on loans and lower mortgage prepayment revenue, partially offset by higher margin on deposits, reflecting the rising interest rate environment.
Non-interest
income increased $552 million, or 8%, reflecting higher
fee-based
revenue in the banking and wealth business, prior year insurance premium rebates for customers and higher insurance volumes, partially offset by lower transaction revenue in the wealth business, and a decrease in the fair value of investments supporting claims liabilities which resulted in a similar decrease in insurance claims.
PCL was $93 million, a decrease of $12 million, compared with the same period last year. PCL – impaired was $313 million, a decrease of $45 million, or 13%, largely related to improved credit conditions. PCL – performing was a recovery of $220 million, compared with a recovery of $253 million in the same period last year. The current year performing release reflects improved credit conditions including a more favourable outlook, partially offset by elevated uncertainty. Total PCL as an annualized percentage of credit volume was 0.04%, a decrease of 1 basis point.
Insurance claims and related expenses were $1,348 million, an increase of $127 million, or 10%, compared with the same period last year, reflecting higher current year claims and more severe weather-related events, partially offset by the favourable impact of a higher discount rate which resulted in a similar decrease in fair value of investments supporting claims liabilities reported in non-interest
income.
Non-interest
expenses were $5,801 million, an increase of $458 million, or 9%, compared with the same period last year, reflecting higher spend supporting business growth, including technology and marketing costs, higher employee-related expenses and variable compensation.
The efficiency ratio for the period was 43.5%, compared with 43.1%, for the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 14

TABLE 12:  U.S. RETAIL

(millions of dollars, except as noted)	For the three months ended			For the six months ended
Canadian Dollars	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income	$2,079	$2,115	$1,950	$4,194	$3,981
Non-interest income – reported	864	671	663	1,535	1,316

Non-interest income – adjusted 1	640	671	663	1,311	1,316
Total revenue – reported	2,943	2,786	2,613	5,729	5,297
Total revenue – adjusted 1	2,719	2,786	2,613	5,505	5,297
Provision for (recovery of) credit losses – impaired	96	125	117	221	307

Provision for (recovery of) credit losses – performing	(114)	(104)	(330)	(218)	(385)
Total provision for (recovery of) credit losses	(18)	21	(213)	3	(78)
Non-interest expenses	1,632	1,597	1,594	3,229	3,282
Provision for (recovery of) income taxes – reported	186	148	162	334	232

Provision for (recovery of) income taxes – adjusted 1	131	148	162	279	232
U.S. Retail Bank net income – reported	1,143	1,020	1,070	2,163	1,861
U.S. Retail Bank net income – adjusted 1	974	1,020	1,070	1,994	1,861

Share of net income from investment in Schwab 2,3	224	252	246	476	455
Net income – reported	$1,367	$1,272	$1,316	$2,639	$2,316
Net income – adjusted 1	1,198	1,272	1,316	2,470	2,316

U.S. Dollars
Net interest income	$1,641	$1,671	$1,548	$3,312	$3,127
Non-interest income – reported	682	530	528	1,212	1,035

Non-interest income – adjusted 1	505	530	528	1,035	1,035
Total revenue – reported	2,323	2,201	2,076	4,524	4,162
Total revenue – adjusted 1	2,146	2,201	2,076	4,347	4,162
Provision for (recovery of) credit losses – impaired	75	99	91	174	238

Provision for (recovery of) credit losses – performing	(90)	(82)	(264)	(172)	(308)
Total provision for (recovery of) credit losses	(15)	17	(173)	2	(70)
Non-interest expenses	1,289	1,261	1,267	2,550	2,580
Provision for (recovery of) income taxes – reported	147	117	129	264	184

Provision for (recovery of) income taxes – adjusted 1	103	117	129	220	184
U.S. Retail Bank net income – reported	902	806	853	1,708	1,468
U.S. Retail Bank net income – adjusted 1	769	806	853	1,575	1,468

Share of net income from investment in Schwab 2,3	177	200	194	377	355
Net income – reported	$1,079	$1,006	$1,047	$2,085	$1,823
Net income – adjusted 1	946	1,006	1,047	1,952	1,823

Selected volumes and ratios
Return on common equity – reported 4	14.2%	12.6%	13.9%	13.4%	11.8%
Return on common equity – adjusted 1	12.5	12.6	13.9	12.6	11.8
Net interest margin 1,5	2.21	2.21	2.15	2.21	2.20
Efficiency ratio – reported	55.5	57.3	61.0	56.4	62.0

Efficiency ratio – adjusted 1	60.1	57.3	61.0	58.7	62.0
Assets under administration (billions of U.S. dollars)	$32	$32	$27	$32	$27

Assets under management (billions of U.S. dollars)	37	40	44	37	44
Number of U.S. retail stores	1,156	1,152	1,141	1,156	1,141

Average number of full-time equivalent staff	25,366	24,922	25,892	25,141	26,116

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for further details.
3	The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition are recorded in the Corporate segment.
4	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
5
Net interest margin is calculated by dividing U.S. Retail segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt
interest income is adjusted to its equivalent
before-tax
value. Net interest income and average interest-earning assets used in the calculation are non-GAAP
financial measures.

Quarterly comparison – Q2 2022 vs. Q2 2021
U.S. Retail reported net income for the quarter was $1,367 million (US$1,079 million), an increase of $51 million (US$32 million), or 4% (3% in U.S. dollars) compared with the second quarter last year. On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of $118 million (US$101 million), or 9% (10% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 14.2% and 12.5%, respectively, compared with 13.9% in the second quarter last year.
U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank’s investment in Schwab. Reported net income for the quarter from the U.S. Retail Bank and the Bank’s investment in Schwab was $1,143 million (US$902 million) and $224 million (US$177 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank’s contributed net income was $974 million (US$769 million).
The contribution from Schwab of US$177 million decreased US$17 million, or 9%, primarily reflecting lower trading revenue.
U.S. Retail Bank reported net income was US$902 million, an increase of US$49 million, or 6%, primarily reflecting higher revenue, partially offset by a lower recovery of PCL. U.S. Retail Bank adjusted net income was US$769 million, a decrease of US$84 million, or 10%, primarily reflecting a lower recovery of PCL, partially offset by higher revenue.
U.S. Retail Bank revenue is derived from the personal and business banking and wealth management businesses. Reported revenue for the quarter was US$2,323 million, an increase of US$247 million, or 12%, compared with the second quarter last year. On an adjusted basis, revenue increased US$70 million, or 3%. Net interest income of US$1,641 million, increased US$93 million, or 6%, largely driven by the benefit of higher personal and business deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness, and lower sweep deposit balances. Net interest margin of 2.21%, increased 6 bps, as higher margin on deposits reflecting the rising interest rate environment and increased earnings on the investment portfolio was partially offset by negative balance sheet mix and lower income from PPP loan forgiveness. Reported non-interest
income of US$682 million increased US$154 million, or 29%, compared with the second quarter last year, primarily reflecting an insurance recovery related to litigation and

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 15

fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans. On an adjusted basis, non-interest
income decreased US$23 million, or 4%, as lower gains on the sale of mortgage loans were partially offset by fee income growth from increased customer activity.
Average loan volumes decreased US$7 billion, or 4%, compared with the second quarter last year. Personal loans increased 4%, primarily reflecting higher residential mortgage and auto originations since the second quarter last year, and higher credit card volumes, partially offset by a decline in home equity. Business loans decreased 11%, or 3% excluding PPP loans, primarily due to continued paydowns of commercial loans, partially offset by growth in originations and higher commercial line utilization. Average deposit volumes increased US$12 billion, or 3%, reflecting a 12% increase in personal deposits and a 7% increase in business deposits, partially offset by a 7% decrease in sweep deposits.
AUA were US$32 billion as at April 30, 2022, an increase of US$5 billion, or 19%, compared with the second quarter last year, reflecting net asset growth. AUM were US$37 billion as at April 30, 2022, a decrease of US$7 billion, or 16%, compared with the second quarter last year, reflecting net asset outflows and market depreciation.
PCL for the quarter was a recovery of US$15 million, compared with a recovery of US$173 million in the second quarter last year. PCL – impaired was US$75 million, a decrease of US$16 million, or 18%, largely related to improved credit conditions. PCL – performing was a recovery of US$90 million, compared with a recovery of US$264 million in the prior year. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was
-0.04%,
higher by 37 bps, compared with the second quarter last year.
Non-interest
expenses for the quarter were US$1,289 million, an increase of US$22 million, or 2%, compared with the second quarter last year, primarily reflecting higher employee-related expenses and investments in the business, partially offset by prior year store optimization costs of US$49 million, lower
COVID-19
expenses and productivity savings in the current year.
The reported and adjusted efficiency ratios for the quarter were 55.5% and 60.1%, respectively, compared with 61.0%, in the second quarter last year.
Quarterly comparison – Q2 2022 vs. Q1 2022
U.S. Retail reported net income of $1,367 million (US$1,079 million) increased $95 million (US$73 million), or 7% (7% in U.S. dollars). On an adjusted basis, net income for the quarter was $1,198 million (US$946 million), a decrease of $74 million (US$60 million), or 6% (6% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 14.2% and 12.5%, respectively, compared with 12.6% in the prior quarter.
The contribution from Schwab of US$177 million decreased US$23 million, or 12%, primarily reflecting lower trading revenue, lower asset management fees and higher operating expenses.
U.S. Retail Bank reported net income was US$902 million, an increase of US$96 million, or 12%, compared with the prior quarter, primarily reflecting higher revenue and lower PCL. U.S. Retail Bank adjusted net income was US$769 million, a decrease of US$37 million, or 5%, primarily reflecting lower revenue, and higher expenses, partially offset by lower PCL.
Reported revenue for the quarter increased US$122 million, or 6%, compared with the prior quarter. Adjusted revenue for the quarter decreased US$55 million, or 2%. Net interest income of US$1,641 million decreased US$30 million, or 2%, primarily reflecting lower income from PPP loan forgiveness, the effect of fewer days in the second quarter, and higher prepayment income in the prior quarter, partially offset by higher deposit margins due to rising interest rates. Net interest margin of 2.21% was flat quarter over quarter, as higher margin on deposits reflecting the rising interest rate environment was offset by lower PPP loan forgiveness, lower margin on loans and higher prepayment income in the prior quarter. Reported non-interest
income increased US$152 million, or 29%, primarily reflecting an insurance recovery related to litigation, partially offset by lower fee income from overdraft fee policy changes and lower gains on the sale of mortgage loans. Adjusted non-interest
income of US$505 million decreased US$25 million, or 5%, primarily reflecting lower fee income from overdraft policy changes and lower gains on the sale of mortgage loans.
Average loan volumes increased US$1 billion compared with the prior quarter. Personal loans increased 1%, primarily reflecting growth in residential mortgage and auto loans. Business loans were flat, or were up 1% excluding PPP loans, primarily reflecting continued growth in originations and higher commercial line utilization. Average deposit volumes increased US$1 billion compared with the prior quarter reflecting a 4% increase in personal deposits, largely offset by a 2% decrease in business deposits, and a 1% decrease in sweep deposits.
AUA were US$32 billion as at April 30, 2022, flat compared with the prior quarter. AUM were US$37 billion as at April 30, 2022, a decrease of US$3 billion, or 8%, reflecting market depreciation and net asset outflows.
PCL was lower by US$32 million compared with the prior quarter. PCL – impaired decreased US$24 million, or 24%, largely in the auto portfolio. PCL – performing was a recovery of US$90 million, compared with a recovery of US$82 million in the prior quarter. The performing release this quarter reflects improved credit conditions, partially offset by elevated economic uncertainty. The current quarter release was largely reflected in the Commercial portfolio. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was
-0.04%,
lower by 8 bps from prior quarter.
Non-interest
expenses for the quarter were US$1,289 million, an increase of US$28 million, or 2%, primarily reflecting higher investments in the business and higher employee-related expenses.
The reported and adjusted efficiency ratios for the quarter were 55.5% and 60.1%, respectively, compared with 57.3% in the prior quarter.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
U.S. Retail reported net income for the six months ended April 30, 2022, was $2,639 million (US$2,085 million), an increase of $323 million (US$262 million), or 14% (14% in U.S. dollars), compared with the same period last year. On an adjusted basis, net income for the period was $2,470 million (US$1,952 million), an increase of $154 million (US$129 million), or 7% (7% in U.S. dollars). The reported and adjusted annualized ROE for the period was 13.4% and 12.6%, respectively, compared with 11.8% in the same period last year.
Reported net income from the U.S. Retail Bank and the Bank’s investment in Schwab was $2,163 million (US$1,708 million) and $476 million (US$377 million), respectively. On an adjusted basis for the period, the U.S. Retail Bank’s contributed net income was $1,994 million (US$1,575 million).
The contribution from Schwab was US$377 million, an increase of US$22 million, or 6%, primarily reflecting higher net interest revenue.
U.S. Retail Bank reported net income for the period was US$1,708 million, an increase of US$240 million, or 16%, compared with the same period last year, reflecting higher revenue, partially offset by higher PCL. U.S. Retail Bank adjusted net income was US$1,575 million, an increase of US$107 million, or 7%.
Reported revenue for the period was US$4,524 million, an increase of US$362 million, or 9%, compared with same period last year. On an adjusted basis, revenue increased US$185 million, or 4%. Net interest income increased US$185 million, or 6%, largely driven by the benefit of higher business and personal deposit volumes and margins combined with increased earnings on the investment portfolio, partially offset by lower income from PPP loan forgiveness and decreased sweep deposit balances. Net interest margin was 2.21%, an increase of 1 basis point, as higher margin on deposits reflecting the rising interest rate environment was largely offset by negative balance sheet mix and the impact of lower income from PPP loan forgiveness. Reported non-interest
income increased US$177 million, or 17%, primarily reflecting an insurance recovery related to litigation and fee income growth from increased customer activity, partially offset by lower gains on the sale of mortgage loans. On an adjusted basis, non-interest
income was flat, as fee income growth was offset by lower gains on the sale of mortgage loans.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 16

Average loan volumes decreased US$9 billion, or 5%, compared with the same period last year. Personal loans increased 2%, driven by residential mortgage, auto, and credit cards, partially offset by home equity. Business loans decreased 11%, or up 4% excluding PPP loans, primarily reflecting continued paydowns of commercial loans, partially offset by growth in originations and higher commercial line utilization. Average deposit volumes increased US$16 billion, or 4%, reflecting a 13% increase in personal deposits and a 9% increase in business deposits, partially offset by a 6% decrease in sweep deposits.
PCL was US$2 million compared with a recovery of US$70 million in the same period last year. PCL – impaired was US$174 million, a decrease of US$64 million, or 27%, largely related to improved credit conditions. PCL – performing was a recovery of US$172 million, compared with a recovery of US$308 million in the prior year. The current year performing release reflects improved credit conditions including a more favourable outlook, partially offset by elevated uncertainty. U.S. Retail PCL including only the Bank’s share of PCL in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was zero percent, higher by 11 bps.
Non-interest
expenses for the period were US$2,550 million, a decrease of US$30 million, or 1%, compared with the same period last year, reflecting US$125 million in prior year store optimization costs, productivity savings in the current year, and lower
COVID-19
related expenses, partially offset by higher employee-related expenses and investments in the business.
The reported and adjusted efficiency ratios for the quarter were 56.4% and 58.7%, respectively, compared with 62.0%, for the same period last year.
THE CHARLES SCHWAB CORPORATION
Refer to Note 7, Investment in Associates and Joint Ventures of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for further information on Schwab.

TABLE 13:  WHOLESALE BANKING

(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Net interest income (TEB)	$759	$709	$648	$1,468	$1,309

Non-interest income	491	637	509	1,128	1,158
Total revenue	1,250	1,346	1,157	2,596	2,467
Provision for (recovery of) credit losses – impaired	(1)	(4)	12	(5)	22

Provision for (recovery of) credit losses – performing	(8)	(1)	(75)	(9)	(65)
Total provision for (recovery of) credit losses	(9)	(5)	(63)	(14)	(43)
Non-interest expenses	776	764	705	1,540	1,416

Provision for (recovery of) income taxes (TEB)	124	153	132	277	274
Net income	$359	$434	$383	$793	$820

Selected volumes and ratios
Trading-related revenue (TEB) 1	$680	$726	$558	$1,406	$1,302
Average gross lending portfolio (billions of Canadian dollars) 2	63.7	59.2	60.3	61.4	59.5
Return on common equity 3	13.1%	16.2%	20.0%	14.6%	20.7%

Efficiency ratio	62.1	56.8	60.9	59.3	57.4
Average number of full-time equivalent staff	4,950	4,932	4,757	4,941	4,717

1
Includes net interest income TEB of $581 million (January 2022 – $525 million, April 2021 – $508 million and January 2021 – $504 million), and trading income (loss) of $99 million (January 2022 – $201 million, April 2021 – $50 million and January 2021 – $240 million). Trading-related revenue (TEB) is a non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

2	Includes gross loans and bankers’ acceptances relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps, and allowance for credit losses.
3	Capital allocated to the business segment was increased to 10.5% CET1 Capital effective the first quarter of fiscal 2022 compared with 9% in the prior year.
Quarterly comparison – Q2 2022 vs. Q2 2021
Wholesale Banking net income for the quarter was $359 million, a decrease of $24 million, or 6%, compared with the second quarter last year, reflecting higher non-interest
expenses and a lower PCL recovery, partially offset by higher revenues.
Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $1,250 million, an increase of $93 million, or 8%, compared with the second quarter last year, primarily reflecting higher trading-related revenue, partially offset by lower underwriting fees.
PCL for the quarter was a recovery of $9 million, compared with a recovery of $63 million in the second quarter last year. PCL – impaired was a recovery of $1 million. PCL – performing was a recovery of $8 million, compared with a recovery of $75 million in the prior year.
Non-interest
expenses were $776 million, an increase of $71 million, or 10%, compared with the second quarter last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading (previously Headlands Tech Global Markets, LLC).
Quarterly comparison – Q2 2022 vs. Q1 2022
Wholesale Banking net income for the quarter was $359 million, a decrease of $75 million, or 17%, compared with the prior quarter, reflecting lower revenue and higher non-interest
expenses.
Revenue for the quarter decreased $96 million, or 7%, primarily reflecting lower trading-related revenue, loan fees and underwriting fees.
PCL for the quarter was a recovery of $9 million, compared with a recovery of $5 million in the prior quarter. PCL – impaired was a recovery of $1 million. PCL – performing was a recovery of $8 million.
Non-interest
expenses for the quarter increased $12 million, or 2%, primarily reflecting volume related and other fees, partially offset by lower variable compensation.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Wholesale Banking net income for the six months ended April 30, 2022 was $793 million, a decrease of $27 million, or 3%, compared with the same period last year, reflecting higher non-interest
expenses and a lower PCL recovery, partially offset by higher revenues.
Revenue was $2,596 million, an increase of $129 million, or 5%, compared with the same period last year, reflecting higher trading-related revenue, prime services revenue, and transaction banking revenue, partially offset by lower underwriting fees.
PCL was a recovery of $14 million, compared with a recovery of $43 million in the same period last year. PCL – impaired was a recovery of $5 million, lower by $27 million. PCL – performing was a recovery of $9 million, compared with a recovery of $65 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 17

Non-interest
expenses were $1,540 million, an increase of $124 million, or 9%, compared with the same period last year, primarily reflecting the continued investments in Wholesale Banking’s U.S. dollar strategy, including the hiring of banking, sales and trading, and technology professionals, and the acquisition of TD Securities Automated Trading.

TABLE 14:  CORPORATE

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021

Net income (loss) – reported	$(151)	$(227)	$(186)	$(378)	$(383)
Adjustments for items of note
Amortization of acquired intangibles before income taxes	60	67	69	127	143
Acquisition and integration charges related to the Schwab transaction	20	50	19	70	57

Less: impact of income taxes	8	17	8	25	17

Net income (loss) – adjusted 1	$(79)	$(127)	$(106)	$(206)	$(200)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses 2	$(161)	$(168)	$(186)	$(329)	$(368)

Other	82	41	80	123	168

Net income (loss) – adjusted 1	$(79)	$(127)	$(106)	$(206)	$(200)

Selected volumes

Average number of full-time equivalent staff	19,180	18,017	17,736	18,588	17,728

1	For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
2	For additional information about this metric, refer to the Glossary of this document.
Quarterly comparison – Q2 2022 vs. Q2 2021
Corporate segment’s reported net loss for the quarter was $151 million, compared with a reported net loss of $186 million in the second quarter last year. The year-over-year decrease reflects lower net corporate expenses and lower amortization of intangibles. Net corporate expenses decreased $25 million compared to the same quarter last year. The adjusted net loss for the quarter was $79 million, compared with an adjusted net loss of $106 million in the second quarter last year.
Quarterly comparison – Q2 2022 vs. Q1 2022
Corporate segment’s reported net loss for the quarter was $151 million, compared with a reported net loss of $227 million in the prior quarter. The quarter-over-quarter decrease reflects a higher contribution from other items, lower acquisition and integration charges related to the Schwab transaction, and lower net corporate expenses. The increase in other items primarily reflects higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses decreased $7 million compared to the prior quarter. The adjusted net loss for the quarter was $79 million, compared with an adjusted net loss of $127 million in the prior quarter.
Year-to-date
comparison – Q2 2022 vs. Q2 2021
Corporate segment’s reported net loss for the six months ended April 30, 2022 was $378 million, compared with a reported net loss of $383 million in the same period last year. The $5 million decrease primarily reflects lower net corporate expenses and lower amortization of intangibles, partially offset by a lower contribution of other items and higher acquisition and integration charges related to the Schwab transaction. Other items decreased $45 million, largely reflecting lower revenue from treasury and balance sheet management activities. Net corporate expenses decreased $39 million compared to the same period last year. Adjusted net loss for the six months ended April 30, 2022 was $206 million, compared with an adjusted net loss of $200 million in the same period last year.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 18

QUARTERLY RESULTS
The following table provides summary information related to the Bank’s eight most recently completed quarters.

TABLE 15:  QUARTERLY RESULTS

(millions of Canadian dollars, except as noted)				For the three months ended
		2022				2021		2020
	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31
Net interest income	$6,377	$6,302	$6,262	$6,004	$5,835	$6,030	$6,027	$6,101

Non-interest income	4,886	4,979	4,679	4,708	4,393	4,782	5,817	4,564
Total revenue	11,263	11,281	10,941	10,712	10,228	10,812	11,844	10,665
Provision for (recovery of) credit losses	27	72	(123)	(37)	(377)	313	917	2,188
Insurance claims and related expenses	592	756	650	836	441	780	630	805
Non-interest expenses	6,033	5,967	5,947	5,616	5,729	5,784	5,709	5,307
Provision for (recovery of) income taxes	1,002	984	910	922	962	827	(202)	445
Share of net income from investment in Schwab and TD Ameritrade	202	231	224	170	222	169	353	328
Net income – reported	3,811	3,733	3,781	3,545	3,695	3,277	5,143	2,248
Pre-tax adjustments for items of note 1
Amortization of acquired intangibles	60	67	74	68	69	74	61	63
Acquisition and integration charges related to the Schwab transaction	20	50	22	24	19	38	–	–
Litigation settlement recovery	(224)	–	–	–	–	–	–	–
Net gain on sale of the investment in TD Ameritrade 2	–	–	–	–	–	–	(1,421)	–
Charges associated with the acquisition of Greystone 3	–	–	–	–	–	–	25	25
Total pre-tax adjustments for items of note	(144)	117	96	92	88	112	(1,335)	88

Less: Impact of income taxes 1	(47)	17	11	9	8	9	838	9
Net income – adjusted	3,714	3,833	3,866	3,628	3,775	3,380	2,970	2,327
Preferred dividends and distributions on other equity instruments	66	43	63	56	65	65	64	68
Net income available to common shareholders – adjusted	$3,648	$3,790	$3,803	$3,572	$3,710	$3,315	$2,906	$2,259

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$2.08	$2.03	$2.04	$1.92	$2.00	$1.77	$2.80	$1.21
Adjusted	2.02	2.08	2.09	1.96	2.04	1.83	1.60	1.25
Diluted earnings per share
Reported	2.07	2.02	2.04	1.92	1.99	1.77	2.80	1.21
Adjusted	2.02	2.08	2.09	1.96	2.04	1.83	1.60	1.25
Return on common equity – reported	16.4%	15.3%	15.7%	15.3%	16.7%	14.3%	23.3%	10.0%
Return on common equity – adjusted	15.9	15.7	16.1	15.6	17.1	14.7	13.3	10.4

(billions of Canadian dollars, except as noted)
Average total assets	$1,778	$1,769	$1,750	$1,699	$1,726	$1,746	$1,718	$1,681
Average interest-earning assets 4	1,595	1,593	1,574	1,527	1,536	1,563	1,531	1,494
Net interest margin	1.64%	1.57%	1.58%	1.56%	1.56%	1.53%	1.57%	1.62%

1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2
Adjusted
non-interest
income excludes the Bank’s net gain on sale of its investment in TD Ameritrade as a result of the Schwab transaction primarily related to a revaluation gain, the release of cumulative foreign currency translation gains offset by the release of designated hedging items and related taxes, and the release of a deferred tax liability related to the Bank’s investment in TD Ameritrade, net of direct transaction costs. These amounts were reported in the Corporate segment.

3	Adjusted non-interest expenses exclude charges associated with the acquisition of Greystone Capital Management Inc. (“Greystone”), reported in the Canadian Retail segment.
4
Average interest-earning assets is a
non-GAAP
financial measure. Refer to
“Non-GAAP
and Other Financial Measures” in the “How We Performed” section and the Glossary of this document for additional information about this metric.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 19

BALANCE SHEET REVIEW

TABLE 16:  SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS

(millions of Canadian dollars)		As at
	April 30, 2022	October 31, 2021
Assets
Cash and Interest-bearing deposits with banks	$133,590	$165,893
Trading loans, securities, and other	144,390	147,590
Non-trading financial assets at fair value through profit or loss	11,552	9,390
Derivatives	98,798	54,427
Financial assets designated at fair value through profit or loss	4,561	4,564
Financial assets at fair value through other comprehensive income	69,161	79,066
Debt securities at amortized cost, net of allowance for credit losses	317,344	268,939
Securities purchased under reverse repurchase agreements	171,738	167,284
Loans, net of allowance for loan losses	764,972	722,622
Investment in Schwab	9,726	11,112

Other	99,444	97,785

Total assets	$1,825,276	$1,728,672
Liabilities
Trading deposits	$19,553	$22,891
Derivatives	87,879	57,122
Financial liabilities designated at fair value through profit or loss	128,899	113,988
Deposits	1,183,738	1,125,125
Obligations related to securities sold under repurchase agreements	132,753	144,097
Subordinated notes and debentures	11,251	11,230

Other	161,791	154,401

Total liabilities	1,725,864	1,628,854

Total equity	99,412	99,818
Total liabilities and equity	$1,825,276	$1,728,672
Total assets
were $1,825 billion as at April 30, 2022, an increase of $97 billion, or 6%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total assets by $29 billion, or approximately 2%.
The increase in total assets reflects debt securities at amortized cost (DSAC), net of allowance for credit losses of $48 billion, derivatives of $44 billion, loans, net of allowances for loan losses of $42 billion, securities purchased under reverse repurchase agreements of $5 billion, non-trading
financial assets at fair value through profit or loss (FVTPL) of $2 billion and other assets of $2 billion. The increase was partially offset by a decrease in cash and interest-bearing deposits with banks of $32 billion, financial assets at fair value through other comprehensive income (FVOCI) of $10 billion, trading loans, securities, and other of $3 billion and investment in Schwab of $1 billion.
Cash and interest-bearing deposits with banks
decreased $32 billion primarily reflecting cash management activities.
Trading loans, securities, and other
decreased $3 billion primarily reflecting a decrease in government-related securities and the impact of foreign exchange translation.
Non-trading
financial assets at fair value through profit or loss
increased $2 billion reflecting new investments.
Derivative
assets
increased $44 billion primarily reflecting changes in
mark-to-market
values of foreign exchange, equity and interest rate contracts.
Financial assets at fair value through other comprehensive income decreased $10 billion primarily reflecting maturities and sales, partially offset by new investments.
Debt securities at amortized cost, net of allowance for credit losses increased $48 billion reflecting new investments and the impact of foreign exchange translation, partially offset by maturities.
Securities purchased under reverse repurchase agreements
increased $5 billion
primarily
reflecting an increase in volume and the impact of foreign exchange translation.
Loans, net of allowance for loan losses
increased $42 billion reflecting volume growth in business and government loans, real estate secured lending, and the impact of foreign exchange translation.
Investment in Schwab
decreased $1 billion primarily reflecting the impact of the Bank’s share of Schwab’s other comprehensive loss.
Other
assets increased $2 billion primarily reflecting an increase in current income tax receivable, accounts receivable and other and the impact of foreign exchange translation, partially offset by a decrease in amounts receivable from brokers, dealers and clients reflecting lower volumes of pending trades.
Total liabilities
were $1,726 billion as at April 30, 2022, an increase of $97 billion, or 6%, from October 31, 2021. The impact of foreign exchange translation from the depreciation in the Canadian dollar increased total liabilities by $30 billion, or approximately 2%.
The increase in total liabilities reflects deposits of $58 billion, derivatives of $31 billion, financial liabilities designated at FVTPL of $15 billion, and other liabilities of $7 billion. The increase was partially offset by a decrease in obligations related to securities sold under repurchase agreements of $11 billion and trading deposits of $3 billion.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 20

Trading deposits
decreased $3 billion primarily reflecting maturities.
Derivative
liabilities
increased $31 billion primarily reflecting changes in
mark-to-market
values of foreign exchange and interest rate contracts.
Financial liabilities designated at fair value through profit or loss increased $15 billion primarily reflecting new issuances and the impact of foreign exchange translation, partially offset by maturities.
Deposits
increased $58 billion reflecting volume growth in business and government deposits, personal deposits, and the impact of foreign exchange translation.
Obligations related to securities sold under repurchase agreements decreased $11 billion reflecting a decrease in volume, partially offset by the impact of foreign exchange translation.
Other
liabilities increased $7 billion primarily reflecting an increase in obligations related to securities sold short.
Equity
was $99 billion as at April 30, 2022, flat from October 31, 2021. The increase in retained earnings and preferred shares and other equity instruments was offset by a decrease in accumulated other comprehensive income. The decrease in accumulated other comprehensive income is primarily driven by losses in cash flow hedges and from the Bank’s share of the other comprehensive loss from investment in Schwab, partially offset by the impact of foreign exchange translation.

CREDIT PORTFOLIO QUALITY
Quarterly comparison – Q2 2022 vs. Q2 2021
Gross impaired loans excluding acquired credit-impaired (ACI) loans were $2,397 million as at April 30, 2022, a decrease of $406 million, or 14%, compared with the second quarter last year. Canadian Retail gross impaired loans decreased $229 million, or 20%, compared with the second quarter last year, reflecting improved credit conditions and largely recorded in the real estate secured lending and commercial lending portfolios. U.S. Retail gross impaired loans decreased $115 million, or 7%, compared with the second quarter last year, reflecting improved credit conditions and largely recorded in the commercial lending portfolio. Wholesale gross impaired loans decreased $62 million or 90%, compared with the second quarter last year, reflecting resolutions outpacing formations. Net impaired loans were $1,695 million as at April 30, 2022, a decrease of $374 million, or 18%, compared with the second quarter last year.
The allowance for credit losses of $6,917 million as at April 30, 2022 was comprised of Stage 3 allowance for impaired loans of $707 million, Stage 2 allowance of $3,458 million and Stage 1 allowance of $2,745 million, and the allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments.
The Stage 3 allowance for loan losses decreased $59 million, or 8%, reflecting improved credit conditions, and largely recorded in the U.S. Retail and Wholesale Banking segments. The Stage 1 and Stage 2 allowance for loan losses decreased $1,000 million, or 14%, reflecting releases in all segments, largely related to improved credit conditions, including a more favourable outlook. The allowance change included a decrease of $194 million attributable to the retailer program partners’ share of the U.S. strategic cards portfolio.
The allowance for debt securities increased by $1 million compared with the second quarter last year.
Forward-looking information, including macroeconomic variables deemed to be predictive of expected credit losses (ECLs) based on the Bank’s experience, is used to determine ECL scenarios and associated probability weights to establish the probability-weighted ECLs. Each quarter, all base forecast macroeconomic variables are refreshed, resulting in new upside and downside macroeconomic scenarios. The probability weightings assigned to each ECL scenario are also reviewed each quarter and updated as required, as part of the Bank’s ECL governance process. As a result of periodic reviews and quarterly updates, the allowance for credit losses may be revised to reflect updates in loss estimates based on the Bank’s recent loss experience and its forward-looking views. The Bank periodically reviews the methodology and has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk. Refer to Note 3 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for further details on forward-looking information.
The probability-weighted allowance for credit losses reflects the Bank’s forward-looking views. To the extent that certain anticipated effects cannot be fully incorporated into quantitative models, management continues to exercise expert credit judgment in determining the amount of ECLs. There remains considerable uncertainty regarding the economic trajectory, and the allowance for credit losses will be updated in future quarters as additional information becomes available. Refer to Note 3 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for additional details.
The Bank calculates allowances for ECLs on debt securities measured at amortized cost and FVOCI. The Bank has $379 billion in such debt securities, all of which are performing (Stage 1 and 2) and none are impaired (Stage 3). The allowance for credit losses on DSAC and debt securities at FVOCI was $1 million and $6 million, respectively.
Quarterly comparison – Q2 2022 vs. Q1 2022
Gross impaired loans excluding ACI loans decreased $163 million, or 6%, compared with the prior quarter, reflected in the U.S. commercial lending portfolio, largely related to resolutions of government guaranteed PPP loans, and in the Canadian and U.S. consumer lending portfolios. Impaired loans net of allowance decreased $185 million, or 10%, compared with the prior quarter.
The allowance for credit losses of $6,917 million as at April 30, 2022 was comprised of Stage 3 allowance for impaired loans of $707 million, Stage 2 allowance of $3,458 million and Stage 1 allowance of $2,745 million, and the allowance for debt securities of $7 million. The Stage 1 and 2 allowances are for performing loans and off-balance
sheet instruments. The Stage 3 allowance for loan losses increased $21 million, or 3%, compared with the prior quarter. The Stage 1 and Stage 2 allowance for loan losses decreased $252 million, or 4%, compared with the prior quarter, reflecting improved credit conditions, partially offset by elevated economic uncertainty.
The allowance for debt securities was $7 million, consistent with the prior quarter.
For further details on loans, impaired loans, allowance for credit losses, and on the Bank’s use of forward-looking information and macroeconomic variables in determining its allowance for credit losses, refer to Note 6 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 21

TABLE 17:  CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
1,2

(millions of Canadian dollars)	For the three months ended			For the six months ended
	April 30 2022	January 31 2022	April 30 2021	April 30 2022	April 30 2021
Personal, Business, and Government Loans 3
Impaired loans as at beginning of period	$2,560	$2,411	$3,057	$2,411	$3,157
Classified as impaired during the period	937	1,187	1,010	2,124	2,213
Transferred to performing during the period	(252)	(259)	(257)	(511)	(503)
Net repayments	(382)	(373)	(353)	(755)	(654)
Disposals of loans	(1)	–	–	(1)	(3)
Amounts written off	(462)	(447)	(585)	(909)	(1,260)

Exchange and other movements	(3)	41	(69)	38	(147)
Impaired loans as at end of period	$2,397	$2,560	$2,803	$2,397	$2,803

1	Includes customers’ liability under acceptances.
2	Includes loans that are measured at FVOCI.
3	Excludes ACI loans.

TABLE 18:  ALLOWANCE FOR CREDIT LOSSES

(millions of Canadian dollars, except as noted)			As at
	April 30 2022	January 31 2022	April 30 2021
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$2,346	$2,247	$2,368
Stage 2 allowance for loan losses	3,025	3,308	3,891

Stage 3 allowance for loan losses	705	684	740
Total allowance for loan losses for on-balance sheet loans 1	6,076	6,239	6,999

Allowance for off-balance sheet instruments
Stage 1 allowance for loan losses	399	410	381
Stage 2 allowance for loan losses	433	490	563

Stage 3 allowance for loan losses	2	2	26

Total allowance for off-balance sheet instruments	834	902	970
Allowance for loan losses	6,910	7,141	7,969

Allowance for debt securities	7	7	6
Allowance for credit losses	$6,917	$7,148	$7,975
Impaired loans, net of allowance 2	$1,695	$1,880	$2,069
Net impaired loans as a percentage of net loans 2	0.22%	0.25%	0.28%
Total allowance for loan losses as a percentage of gross loans and acceptances	0.87	0.93	1.08

Provision for (recovery of) credit losses as a percentage of net average loans and acceptances	0.01	0.04	(0.21)

1	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at April 30, 2022 (January 31, 2022 – nil, April 30, 2021 – nil).
2	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.
Real Estate Secured Lending
Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies are designed so that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value
ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank’s real estate secured lending portfolio against potential losses caused by borrowers’ default. The Bank may also purchase default insurance on lower loan-to-value
ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value
exceeds 80% of the collateral value at origination.
The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank’s overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist.

TABLE 19:  CANADIAN REAL ESTATE SECURED LENDING
1

(millions of Canadian dollars)					As at
	Amortizing			Non-amortizing	Total
	Residential Mortgages	Home equity lines of credit	Total amortizing real estate secured lending	Home equity lines of credit
					April 30, 2022
Total	$240,359	$76,260	$316,619	$31,295	$347,914

					October 31, 2021
Total	$231,675	$71,016	$302,691	$30,917	$333,608

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 22

TABLE 20:   REAL ESTATE SECURED LENDING
1,2

(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured 3		Uninsured		Insured 3		Uninsured		Insured 3		Uninsured
									April 30, 2022
Canada
Atlantic provinces	$2,870	1.2%	$3,891	1.6%	$246	0.2%	$1,537	1.4%	$3,116	0.9%	$5,428	1.6%
British Columbia 4	9,171	3.8	39,938	16.6	1,361	1.3	19,146	17.8	10,532	3.0	59,084	17.0
Ontario 4	24,184	10.1	101,604	42.3	4,903	4.6	56,640	52.7	29,087	8.4	158,244	45.4
Prairies 4	20,007	8.3	17,859	7.4	2,287	2.1	11,478	10.7	22,294	6.4	29,337	8.4

Québec	7,900	3.3	12,935	5.4	796	0.7	9,161	8.5	8,696	2.5	22,096	6.4

Total Canada	64,132	26.7%	176,227	73.3%	9,593	8.9%	97,962	91.1%	73,725	21.2%	274,189	78.8%
United States	924		39,749		–		8,789		924		48,538
Total	$65,056		$215,976		$9,593		$106,751		$74,649		$322,727

									October 31, 2021
Canada
Atlantic provinces	$3,007	1.3%	$3,575	1.5%	$265	0.3%	$1,451	1.4%	$3,272	1.0%	$5,026	1.5%
British Columbia 4	9,522	4.1	37,169	16.0	1,446	1.4	17,738	17.4	10,968	3.3	54,907	16.5
Ontario 4	25,603	11.1	94,913	41.1	5,173	5.1	52,977	52.0	30,776	9.1	147,890	44.3
Prairies 4	20,590	8.9	17,244	7.4	2,425	2.4	11,314	11.1	23,015	6.9	28,558	8.6

Québec	8,138	3.5	11,914	5.1	841	0.8	8,303	8.1	8,979	2.7	20,217	6.1

Total Canada	66,860	28.9%	164,815	71.1%	10,150	10.0%	91,783	90.0%	77,010	23.0%	256,598	77.0%

United States	868		35,797		–		8,736		868		44,533
Total	$67,728		$200,612		$10,150		$100,519		$77,878		$301,131

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.

4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.
The following table provides a summary of the Bank’s residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 21:   RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION
1,2

									As at
	<5 years	5– <10 years	10– <15 years	15– <20 years	20– <25 years	25– <30 years	30– <35 years	>=35 years	Total
							April 30, 2022
Canada	0.8%	3.0%	6.1%	17.3%	40.7%	31.1%	1.0%	–%	100.0%

United States	8.7	2.5	4.5	5.7	15.2	61.5	1.3	0.6	100.0
Total	2.0%	2.9%	5.9%	15.6%	36.9%	35.5%	1.1%	0.1%	100.0%

							October 31, 2021
Canada	0.9%	3.1%	6.6%	19.0%	41.9%	28.2%	0.3%	–%	100.0%

United States	8.4	3.2	4.6	5.6	17.7	58.3	2.0	0.2	100.0
Total	1.9%	3.2%	6.3%	17.2%	38.4%	32.4%	0.6%	–%	100.0%

1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 22:   UNINSURED AVERAGE
LOAN-TO-VALUE
– Newly Originated and Newly Acquired
1,2,3

	For the three months ended
	Residential mortgages	Home equity lines of credit 4,5	Total	Residential mortgages	Home equity lines of credit 4,5	Total
		April 30, 2022			October 31, 2021
Canada
Atlantic provinces	71%	71%	71%	73%	70%	72%
British Columbia 6	66	64	65	68	64	66
Ontario 6	66	64	65	67	64	66
Prairies 6	74	71	73	74	70	72

Québec	72	72	72	72	72	72

Total Canada	67	65	66	68	66	67

United States	70	65	69	68	63	68
Total	68%	65%	67%	68%	65%	67%

1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at FVTPL for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOCs) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 23

Sovereign Risk
The table below includes the Bank’s direct credit exposures outside of Canada and the U.S. (Europe excludes United Kingdom).

TABLE 23:  Total Net Exposure by Region and Counterparty

(millions of Canadian dollars)													As at
	Loans and commitments 1				Derivatives, repos, and securities lending 2				Trading and investment portfolio 3				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure	4
											April 30, 2022

Region
Europe	$7,058	$–	$3,088	$10,146	$2,792	$2,358	$7,062	$12,212	$692	$25,258	$1,229	$27,179	$49,537
United Kingdom	8,853	19,754	2,100	30,707	1,712	1,210	13,585	16,507	538	686	257	1,481	48,695
Asia	51	14	2,259	2,324	570	634	3,351	4,555	86	10,833	950	11,869	18,748

Other 5	455	–	506	961	208	879	2,309	3,396	184	1,687	2,260	4,131	8,488
Total	$16,417	$19,768	$7,953	$44,138	$5,282	$5,081	$26,307	$36,670	$1,500	$38,464	$4,696	$44,660	$125,468

											October 31, 2021

Region
Europe	$7,248	$–	$3,216	$10,464	$2,523	$2,246	$6,113	$10,882	$809	$23,398	$2,033	$26,240	$47,586
United Kingdom	8,851	12,071	1,192	22,114	1,790	1,304	11,022	14,116	1,639	382	539	2,560	38,790
Asia	12	30	1,967	2,009	552	703	2,700	3,955	163	9,224	770	10,157	16,121

Other 5	337	10	529	876	135	564	1,629	2,328	321	2,443	1,947	4,711	7,915
Total	$16,448	$12,111	$6,904	$35,463	$5,000	$4,817	$21,464	$31,281	$2,932	$35,447	$5,289	$43,668	$110,412

1	Exposures, including interest-bearing deposits with banks, are presented net of impairment charges where applicable.
2
Exposures are calculated on a fair value basis and presented net of collateral. Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association master netting agreement.

3	Trading exposures are net of eligible short positions.
4	In addition to the exposures identified above, the Bank also has $34.3 billion (October 31, 2021 – $32.5 billion) of exposure to supranational entities.
5	Other regional exposure largely attributable to Australia.

CAPITAL POSITION
REGULATORY CAPITAL
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by risk-weighted assets (RWA), inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III introduced a non-risk
sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance
sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the “Capital Position” section of the Bank’s 2021 Annual Report.
OSFI’s Capital Requirements under Basel III
OSFI’s Capital Adequacy Requirements guideline details how the Basel III capital rules apply to Canadian banks. Other requirements, in addition to those described in “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report, are noted below.
On March 13, 2020, as part of its
COVID-19
response, OSFI announced that the Domestic Stability Buffer (DSB), previously set to increase to 2.25% effective April 30, 2020, was being lowered to 1.00% effective immediately. On June 17, 2021, OSFI announced that the DSB would increase to 2.50% of total RWA, effective October 31, 2021. On December 10, 2021, OSFI announced that the DSB will remain at 2.50% of total RWA.
The Bank maintained its Global Systemically Important Bank
(G-SIB)
status when the Financial Stability Board published the 2021 list of
G-SIBs
on November 23, 2021. As a result of the designation, the Bank continues to be subject to an additional loss absorbency requirement (CET1 as a percentage of RWA) of 1%. As the Domestic Systemically Important Bank
(D-SIB)
surcharge is currently equivalent to the 1%
G-SIB
requirement, the Bank’s
G-SIB
designation has no additional impact on the Bank’s minimum CET1 regulatory requirements.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC) guideline. Under this guideline, the Bank was required to meet supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The table below summarizes OSFI’s current regulatory minimum capital and TLAC ratios for the Bank.

REGULATORY CAPITAL AND TLAC TARGET RATIOS

	Minimum	Capital Conservation Buffer	D-SIB / G-SIB Surcharge 1	Pillar 1 Regulatory target 2	DSB 3	Pillar 1 & 2 regulatory target
CET1	4.5%	2.5%	1.0%	8.0%	2.5%	10.5%
Tier 1	6.0	2.5	1.0	9.5	2.5	12.0
Total Capital	8.0	2.5	1.0	11.5	2.5	14.0

TLAC	18.0	2.5	1.0	21.5	2.5	24.0

1
The higher of the
D-SIB
and
G-SIB
surcharge applies. The
D-SIB
surcharge is currently equivalent to the Bank’s 1%
G-SIB
additional common equity requirement. The
G-SIB
surcharge may increase above 1% if the Bank’s
G-SIB
score increases above certain thresholds to a maximum of 4.5%.

2	The Bank’s countercyclical buffer requirement is 0% as of April 30, 2022.
3	The DSB increased to 2.5%, from 1.0%, of total RWA effective October 31, 2021.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 24

The Bank’s Leverage Ratio is calculated as per OSFI’s Leverage Requirements guideline and has a regulatory minimum requirement of 3%. As noted above, the Bank is required to meet a supervisory TLAC leverage ratio target of 6.75%.
Effective January 1, 2013, all newly issued
non-common
Tier 1 and Tier 2 Capital instruments must include
non-viability
contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common
capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event. A trigger event is defined as an event where OSFI determines that the Bank is, or is about to become, non-viable
and that after conversion of all
non-common
capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Non-common
Tier 1 and Tier 2 capital instruments issued prior to January 1, 2013, which did not include NVCC provisions were non-qualifying
capital instruments and subject to a
phase-out
period which began in 2013 and ended on November 1, 2021.
In fiscal 2020, OSFI introduced a number of measures to support
D-SIBs’
ability to supply credit to the economy during an expected period of disruption related to
COVID-19
and market conditions. These measures, and subsequent guidance issued by OSFI, are described in the “OSFI’s Capital Requirements under Basel III” section of Bank’s 2021 Annual Report.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 25

The following table provides details of TD’s regulatory capital position.

TABLE 24:  CAPITAL STRUCTURE AND RATIOS – Basel III

(millions of Canadian dollars, except as noted)	As at
	April 30 2022	October 31 2021	April 30 2021
Common Equity Tier 1 Capital
Common shares plus related contributed surplus	$23,036	$23,086	$22,791
Retained earnings	67,046	63,944	59,035

Accumulated other comprehensive income	2,791	7,097	7,742
Common Equity Tier 1 Capital before regulatory adjustments	92,873	94,127	89,568

Common Equity Tier 1 Capital regulatory adjustments
Goodwill (net of related tax liability)	(16,607)	(16,099)	(15,854)
Intangibles (net of related tax liability)	(1,947)	(2,006)	(1,803)
Deferred tax assets excluding those arising from temporary differences	(101)	(100)	(156)
Cash flow hedge reserve	2,310	(1,691)	(2,813)
Shortfall of provisions to expected losses	–	–	–
Gains and losses due to changes in own credit risk on fair valued liabilities	(265)	(124)	(68)
Defined benefit pension fund net assets (net of related tax liability)	(1,236)	(470)	(267)
Investment in own shares	(10)	(36)	(11)
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(3,487)	(4,486)	(5,011)
Significant investments in the common stock of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)	–	–	–

Other deductions or regulatory adjustments to CET1 as determined by OSFI 1	336	822	1,043

Total regulatory adjustments to Common Equity Tier 1 Capital	(21,007)	(24,190)	(24,940)
Common Equity Tier 1 Capital	71,866	69,937	64,628

Additional Tier 1 Capital instruments
Directly issued qualifying Additional Tier 1 instruments plus stock surplus	6,539	5,691	4,947
Directly issued capital instruments subject to phase out from Additional Tier 1 2	n/a	450	615

Additional Tier 1 instruments issued by subsidiaries and held by third parties	–	–	61
Additional Tier 1 Capital instruments before regulatory adjustments	6,539	6,141	5,623
Additional Tier 1 Capital instruments regulatory adjustments
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold)	(236)	(12)	(14)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(350)	(350)	(350)

Total regulatory adjustments to Additional Tier 1 Capital	(586)	(362)	(364)

Additional Tier 1 Capital	5,953	5,779	5,259
Tier 1 Capital	77,819	75,716	69,887
Tier 2 Capital instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus	11,051	11,030	11,069
Directly issued capital instruments subject to phase out from Tier 2 2	n/a	120	160

Collective allowances	1,964	1,665	1,433
Tier 2 Capital before regulatory adjustments	13,015	12,815	12,662

Tier 2 regulatory adjustments
Investments in own Tier 2 instruments	–	(8)	–
Non-significant investments in the capital of banking, financial, and insurance entities, net of eligible short positions (amount above 10% threshold) 3	(303)	(308)	(404)
Non-significant investments in the other TLAC-eligible instruments issued by G-SIBs and Canadian D-SIBs, where the institution does not own more than 10% of the issued common share capital of the entity: amount previously designated for the 5% threshold but that no longer meets the conditions	(100)	(68)	(61)

Significant investments in the capital of banking, financial, and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	(160)	(160)	(160)

Total regulatory adjustments to Tier 2 Capital	(563)	(544)	(625)

Tier 2 Capital	12,452	12,271	12,037
Total Capital	$90,271	$87,987	$81,924

Risk-weighted assets	$488,991	$460,270	$455,010
Capital Ratios and Multiples 4
Common Equity Tier 1 Capital (as percentage of risk-weighted assets)	14.7%	15.2%	14.2%
Tier 1 Capital (as percentage of risk-weighted assets)	15.9	16.5	15.4
Total Capital (as percentage of risk-weighted assets)	18.5	19.1	18.0

Leverage ratio 5	4.3	4.8	4.6

1	Represents ECL transitional arrangements provided by OSFI. Refer to the “OSFI’s Capital Requirements under Basel III” within the “Capital Position” section of the Bank’s 2021 Annual Report.
2	Effective January 1, 2022, no longer applicable.
3
Includes other TLAC-eligible instruments issued by
G-SIBs
and Canadian
D-SIBs
that are outside the scope of regulatory consolidation, where the institution does not own more than 10% of the issued common share capital of the entity.

4	The CET1, Tier 1, Total Capital and Leverage ratios excluding the ECL transitional arrangements are 14.6%, 15.8%, 18.5%, and 4.2%, respectively.
5	The Leverage ratio is calculated as Tier 1 Capital divided by leverage exposure, as defined in the “Regulatory Capital” section of this document.
As at April 30, 2022, the Bank’s CET1, Tier 1, Total Capital, and risk-based TLAC ratios were 14.7%, 15.9%, 18.5% and 30.4%, respectively. The Bank’s CET1 Capital ratio was lower compared to October 31, 2021 due to RWA growth in the Wholesale Banking and Canadian Retail segments, common shares repurchased, unrealized losses on FVOCI securities, and the reduction in the scaling factor related to OSFI’s transition arrangements for ECL provisioning from

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 26

50% in fiscal 2021 to 25% in fiscal 2022. The decrease was partially offset by organic capital growth and a decrease in the threshold deduction for non-significant
investment in financial entities.
As at April 30, 2022, the Bank’s Leverage and TLAC Leverage ratios were 4.3% and 8.1%, respectively. The decrease in the Bank’s Leverage ratio from 4.8% as at October 31, 2021 primarily reflects the expiration of the exclusion of sovereign-issued securities from the leverage ratio measure on December 31, 2021, partially offset by organic capital growth.
Future Regulatory Capital Developments
Future regulatory capital developments, in addition to those described in the “Future Regulatory Capital Developments” section of the Bank’s 2021 Annual Report, are noted below.
On January 31, 2022, OSFI announced revised capital, leverage, liquidity and disclosure rules that incorporate the Basel III reforms with adjustments to make them suitable for domestic implementation. The Leverage Requirements Guideline revisions include a requirement for
D-SIBs
to hold a leverage ratio buffer in addition to the regulatory minimum requirement of 3.0%. This buffer will also apply to the TLAC leverage ratio supervisory target of 6.75%. The revised rules are effective in the second quarter of 2023, with the exception of those related to market risk and credit valuation adjustment risk which are effective in 2024.

TABLE 25:  EQUITY AND OTHER SECURITIES
1

(millions of shares/units and millions of Canadian dollars, except as noted)				As at
	April 30, 2022		October 31, 2021
	Number of shares/units	Amount	Number of shares/units	Amount
Common shares outstanding	1,806.7	$23,127	1,823.9	$23,066

Treasury – common shares	(2.8)	(243)	(1.9)	(152)
Total common shares	1,803.9	$22,884	1,822.0	$22,914
Stock options
Vested	4.8		4.4
Non-vested	8.5		7.8
Preferred shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350
Series 24	18.0	450	18.0	450

Series 27 2	0.8	850	–	–

	158.8	$4,800	158.0	$3,950
Other equity instruments

Limited Recourse Capital Notes Series 1 3	1.8	1,750	1.8	1,750

	160.6	$6,550	159.8	$5,700
Treasury – preferred shares and other equity instruments	(0.2)	(13)	(0.1)	(10)
Total preferred shares and other equity instruments	160.4	$6,537	159.7	$5,690
Debt issued by TD Capital Trust IV:
(thousands of units)
TD Capital Trust IV Notes – Series 2 4	–	–	450.0	450

1	For further details, including the conversion and exchange features, and distributions, refer to Note 21 of the Bank’s 2021 Annual Consolidated Financial Statements.
2
Non-Cumulative
5-Year
Fixed Rate Reset Preferred Shares NVCC, Series 27 (the “Series 27 Shares”) were issued by the Bank on April 4, 2022, at a price of $1,000 per share, with semi-annual non-cumulative
cash dividends on these shares, if declared, payable at a per annum rate of 5.75% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.317%. The Series 27 Shares are redeemable by the Bank, subject to regulatory approval, at $1,000 per share during the period from October 2, 2027 to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

3	For Limited Recourse Capital Notes (LRCNs), the number of shares/units represents the number of notes issued.
4	On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding TD Capital Trust IV Notes – Series 2.
DIVIDENDS
On May 25, 2022, the Board approved a dividend in an amount of eighty nine cents (89 cents) per fully paid common share in the capital stock of the Bank for the quarter ending July 31, 2022, payable on and after July 31, 2022, to shareholders of record at the close of business on July 8, 2022.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. The Bank has determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares. The Bank’s practice is that, in conjunction with the Bank’s dividend declaration announcements, the Bank will announce if a discount will apply to the average market price of common shares issued under the dividend reinvestment plan for the declared dividend.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
During the three months ended April 30, 2022, the Bank repurchased 13.5 million common shares under the NCIB, at an average price of $105.95 per share, for a total amount of $1.4 billion, which represents a $1.3 billion premium over the share capital amount. During the six months ended April 30, 2022, the Bank

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 27

repurchased 21 million common shares under the NCIB, at an average price of $104.50 per share, for a total amount of $2.2 billion, which represents a $1.9 billion premium over the share capital amount.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms.
NVCC PROVISION
All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the Preferred Shares Series 26 issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 960 million in aggregate.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the Preferred Shares Series 26, would be 350 million.
For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.

RISK FACTORS AND MANAGEMENT
RISK FACTORS THAT MAY AFFECT FUTURE RESULTS
In addition to the risks described in the “Risk Factors and Management” section of the Bank’s 2021 MD&A, there are numerous other risk factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, that could cause the Bank’s results to differ significantly from its plans, objectives, and estimates or could impact the Bank’s reputation or sustainability of its business model. All forward-looking statements, including those in this MD&A, are, by their very nature, subject to inherent risks and uncertainties, general and specific, which may cause the Bank’s actual results to differ materially from the expectations expressed in the forward-looking statements. Some of these factors are discussed in the “Risk Factors and Management” section of the 2021 MD&A and in this “Risk Factors and Management” section of this document, and others are noted in the “Caution Regarding Forward-Looking Statements” section of this document. For a discussion of risk factors that could adversely affect the Bank’s financial results and condition, refer to the “Risk Factors and Management” section of the 2021 MD&A.
The following risk factor supplements the “Impact of pandemics, including the
COVID-19
pandemic” risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Impact of pandemics, including the
COVID-19
pandemic
The
COVID-19
pandemic, including the emergence of additional variants that are potentially more contagious and/or more vaccine-resistant than current or past
COVID-19
variants, has resulted in, and may continue to result in, increased levels of workforce absenteeism and disruption for the Bank and for its suppliers and other third parties upon which the Bank relies, which may increase operational and compliance risks for the Bank. Increased absenteeism and disruption may also increase the Bank’s exposure to the other risks described in the “Risk Factors and Management” section of the 2021 MD&A, including those set out in the “Impact of pandemics, including the
COVID-19
pandemic” risk factor.
The following risk factor amends the ‘Ability to Attract, Develop, and Retain key Talent’ risk factor described in the “Risk Factors and Management” section of the 2021 MD&A.
Ability to Attract, Develop, and Retain Key Talent
The Bank’s future performance is dependent on the availability of qualified talent and the Bank’s ability to attract, develop, and retain key talent. The Bank’s management understands that the competition for talent continues to increase across geographies, industries, and emerging capabilities across a number of sectors including financial services. This competition has intensified and is expected to continue to intensify as a result of the impact of
COVID-19,
including as a result of remote work opportunities and relaxing geographic boundaries. This could result in increased attrition across organizations particularly in areas where core professional and specialized skills are required. Annually, the Bank undertakes a talent review process to assess critical capability requirements for all areas of the business. Through this process, an assessment of current executive leadership, technical and core capabilities, as well as talent development opportunities is completed against both near term and future business needs. The outcomes from the process inform plans at both the enterprise and business level to retain, develop, or acquire the talent which are then actioned throughout the course of the year. Although it is the goal of the Bank’s management resource policies and practices to attract, develop, and retain key talent employed by the Bank or an entity acquired by the Bank, the Bank may not be able to do so. The Bank continues to rely on the Bank’s annual talent review program as well as the Bank’s regular, effective management practices to proactively assess and address retention and recruitment risk and emphasize ongoing communication with talent to ensure appropriate responses on a case-by-case
basis.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 28

MANAGING RISK
EXECUTIVE SUMMARY
Growing profitability in financial results based on balanced revenue, expense and capital growth services involves selectively taking and managing risks within the Bank’s risk appetite. The Bank’s goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in its businesses to meet its future strategic objectives.
The Bank’s businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank’s tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD’s strategy and risk profile. The Bank’s risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not ‘bet the bank’ on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging risks. These are risks with a potential to have a material effect on the Bank and where the attention of senior leaders is focused due to the potential magnitude or immediacy of their impact.
Risks are identified, discussed, and actioned by senior leaders and reported quarterly to the Risk Committee. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.
The Bank’s risk governance structure and risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. Additional information on risk factors can be found in this document and the 2021 MD&A under the heading “Risk Factors and Management”. For a complete discussion of the risk governance structure and the risk management approach, refer to the “Managing Risk” section in the Bank’s 2021 Annual Report.
The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended April 30, 2022.
CREDIT RISK
Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation (CRM) and includes both on-balance
sheet and
off-balance
sheet exposures.
On-balance
sheet exposures consist primarily of outstanding loans, acceptances, non-trading
securities, derivatives, and certain other repo-style transactions.
Off-balance
sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style
transactions.
Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 26:  GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings-Based (AIRB) Approaches
1

(millions of Canadian dollars)						As at
	April 30, 2022			October 31, 2021
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$4,421	$454,842	$459,263	$4,323	$433,144	$437,467
Qualifying revolving retail	–	158,958	158,958	–	151,006	151,006

Other retail	3,386	90,497	93,883	3,368	88,894	92,262

Total retail	7,807	704,297	712,104	7,691	673,044	680,735
Non-retail
Corporate	3,209	650,808	654,017	6,066	625,640	631,706
Sovereign	1	483,966	483,967	1	470,671	470,672

Bank	814	145,909	146,723	519	136,004	136,523

Total non-retail	4,024	1,280,683	1,284,707	6,586	1,232,315	1,238,901
Gross credit risk exposures	$11,831	$1,984,980	$1,996,811	$14,277	$1,905,359	$1,919,636

1	Gross credit risk exposures represent EAD and are before the effects of CRM. This table excludes securitization, equity, and certain other credit RWA.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 29

MARKET RISK
Market risk capital is calculated using internal models and comprises three components:
(1) Value-at-Risk
(VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.
Market Risk Linkage to the Balance Sheet
The following table provides a breakdown of the Bank’s balance sheet into assets and liabilities exposed to trading and non-trading
market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 27:  MARKET RISK LINKAGE TO THE BALANCE SHEET

(millions of Canadian dollars)	As at
	April 30, 2022				October 31, 2021
	Balance sheet	Trading market risk	Non-trading market risk	Other	Balance sheet	Trading market risk	Non-trading market risk	Other	Non-trading market risk – primary risk sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$127,957	$611	$127,346	$–	$159,962	$423	$159,539	$–	Interest rate
Trading loans, securities, and other	144,390	138,472	5,918	–	147,590	138,701	8,889	–	Interest rate
Non-trading financial assets at fair value through profit or loss	11,552	–	11,552	–	9,390	–	9,390	–	Equity, foreign exchange, interest rate
Derivatives	98,798	95,445	3,353	–	54,427	52,352	2,075	–	Equity, foreign exchange, interest rate
Financial assets designated at fair value through profit or loss	4,561	–	4,561	–	4,564	–	4,564	–	Interest rate
Financial assets at fair value through other comprehensive income	69,161	–	69,161	–	79,066	–	79,066	–	Equity, foreign exchange, interest rate
Debt securities at amortized cost, net of allowance for credit losses	317,344	–	317,344	–	268,939	–	268,939	–	Foreign exchange, interest rate
Securities purchased under reverse repurchase agreements	171,738	7,968	163,770	–	167,284	7,992	159,292	–	Interest rate
Loans, net of allowance for loan losses	764,972	–	764,972	–	722,622	–	722,622	–	Interest rate
Customers’ liability under acceptances	19,515	–	19,515	–	18,448	–	18,448	–	Interest rate
Investment in Schwab	9,726	–	9,726	–	11,112	–	11,112	–	Equity
Other assets 1	3,549	–	3,549	–	2,677	–	2,677	–	Interest rate

Assets not exposed to market risk	82,013	–	–	82,013	82,591	–	–	82,591
Total Assets	1,825,276	242,496	1,500,767	82,013	1,728,672	199,468	1,446,613	82,591
Liabilities subject to market risk
Trading deposits	19,553	19,019	534	–	22,891	22,731	160	–	Equity, interest rate
Derivatives	87,879	83,049	4,830	–	57,122	51,817	5,305	–	Equity, foreign exchange, interest rate
Securitization liabilities at fair value	12,602	12,602	–	–	13,505	13,505	–	–	Interest rate
Financial liabilities designated at fair value through profit or loss	128,899	4	128,895	–	113,988	7	113,981	–	Interest rate
Deposits	1,183,738	–	1,183,738	–	1,125,125	–	1,125,125	–	Interest rate, foreign exchange
Acceptances	19,515	–	19,515	–	18,448	–	18,448	–	Interest rate
Obligations related to securities sold short	51,650	50,207	1,443	–	42,384	41,242	1,142	–	Interest rate
Obligations related to securities sold under repurchase agreements	132,753	8,588	124,165	–	144,097	5,126	138,971	–	Interest rate
Securitization liabilities at amortized cost	15,234	–	15,234	–	15,262	–	15,262	–	Interest rate
Subordinated notes and debentures	11,251	–	11,251	–	11,230	–	11,230	–	Interest rate
Other liabilities 1	16,816	–	16,816	–	16,144	–	16,144	–	Equity, interest rate

Liabilities and Equity not exposed to market risk	145,386	–	–	145,386	148,476	–	–	148,476
Total Liabilities and Equity	$1,825,276	$173,469	$1,506,421	$145,386	$1,728,672	$134,428	$1,445,768	$148,476

1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 30

Calculating VaR
The Bank computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank’s trading positions.
GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day
holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.
IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day
holding period.
The following graph discloses daily
one-day
VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank’s market risk capital trading books. For the quarter ended April 30, 2022, there were

8
days of trading losses and trading net revenue was positive for
88
% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:
•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.
The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.
To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.
Calculating Stressed VaR
In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the second quarter of 2022, Stressed VaR was calculated using the one-year
period that includes the 2008 financial crisis. The appropriate historical one-year
period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.
Calculating the Incremental Risk Charge
The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank’s exposures. TD applies a Monte Carlo simulation with a one-year
horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a “constant level of risk” assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 31

The following table presents the end of quarter, average, high, and low usage of TD’s portfolio metrics.

TABLE 28:  PORTFOLIO MARKET RISK MEASURES

(millions of Canadian dollars)		For the three months ended						For the six months ended
	April 30 2022					January 31 2022	April 30 2021	April 30 2022	April 30 2021
	As at	Average	High		Low	Average	Average	Average	Average
Interest rate risk	$14.1	$22.5	$41.1		$12.4	$17.4	$18.6	$20.0	$19.9
Credit spread risk	25.3	20.0	27.8		13.9	12.0	19.4	16.0	22.0
Equity risk	18.3	13.8	19.9		11.2	11.1	10.2	12.5	10.2
Foreign exchange risk	3.5	1.4	3.5		0.8	1.2	2.0	1.3	2.5
Commodity risk	5.0	4.5	9.5		2.9	4.8	4.8	4.7	5.5
Idiosyncratic debt specific risk	42.6	31.1	44.9		25.7	22.4	31.1	26.7	31.0
Diversification effect 1	(60.7)	(54.9)	n/m	2	n/m	(40.4)	(51.7)	(47.7)	(57.0)
Total Value-at-Risk (one-day)	48.1	38.4	50.8		32.1	28.5	34.4	33.5	34.1
Stressed Value-at-Risk (one-day)	89.4	81.1	100.0		65.9	69.3	35.0	75.2	34.2
Incremental Risk Capital Charge (one-year)	$302.4	$289.3	$332.6		$235.2	$326.3	$363.0	$307.8	$359.8

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average VaR and Average Stressed VaR increased quarter-over-quarter due to widening of credit spreads, equity market volatility and changes in bond and interest rate positions. Average VaR also increased year-over-year due to increased market volatility in the recent period. Average Stressed VaR increased compared to same quarter last year due to widening of credit spreads as well as changes in bond and interest rate positions.
Average IRC decreased both compared to last quarter and same quarter last year due to changes in bond positions.
Validation of VaR Model
The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year
horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.
Structural
(Non-Trading)
Interest Rate Risk
The Bank’s structural interest rate risk arises from traditional personal and commercial banking activity and is generally the result of mismatches between the maturities and repricing dates of the Bank’s assets and liabilities. The measurement of interest rate risk in the banking book does not include exposures from TD’s Wholesale Banking or Insurance businesses.
The primary measures for this risk are Economic Value of Shareholders’ Equity (EVE) Sensitivity and Net Interest Income Sensitivity (NIIS).
The EVE Sensitivity measures the impact of a specified interest rate shock to the change in the net present value of the Bank’s banking book assets, liabilities, and certain off-balance
sheet items. It reflects a measurement of the potential present value impact on shareholders’ equity without an assumed term profile for the management of the Bank’s own equity and excludes product margins.
The NIIS measures the NII change over a twelve-month horizon for a specified change in interest rates for banking book assets, liabilities, and certain off-balance
sheet items assuming a constant balance sheet over the period.
The Bank’s Market Risk policy sets overall limits on the structural interest rate risk measures. These limits are periodically reviewed and approved by the Risk Committee. In addition to the Board policy limits, book-level risk limits are set for the Bank’s management of non-trading
interest rate risk by Risk Management. Exposures against these limits are routinely monitored and reported, and breaches of the Board limits, if any, are escalated to both the Asset/Liability and Capital Committee (ALCO) and the Risk Committee.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 bps increase or decrease in interest rates on the EVE and NIIS measures. Interest rate floors are applied by currency to the decrease in rates such that they do not exceed expected lower bounds, with the most material currencies set to a floor of
-25
bps.

TABLE 29:  STRUCTURAL INTEREST RATE SENSITIVITY MEASURES

(millions of Canadian dollars)									As at
	April 30, 2022						January 31, 2022		October 31, 2021
	EVE Sensitivity			NII Sensitivity 1			EVE Sensitivity	NII Sensitivity 1	EVE Sensitivity	NII Sensitivity 1
	Canada	U.S.	Total	Canada	U.S.	Total	Total	Total	Total	Total
Before-tax impact of
100 bps increase in rates	$(116)	$(1,177)	$(1,293)	$702	$843	$1,545	$(1,284)	$2,000	$(1,368)	$1,857

100 bps decrease in rates	18	1,131	1,149	(863)	(711)	(1,574)	543	(1,481)	338	(1,101)

1	Represents the twelve-month net interest income (NII) exposure to an immediate and sustained shock in rates.
As at April 30, 2022, an immediate and sustained 100 bps increase in interest rates would have had a negative impact to the Bank’s EVE of $1,293 million, an increase of
$9 million from last quarter, and a positive impact to the Bank’s NII of $1,545 million, a decrease of
$455
million from last quarter. An immediate and sustained 100 bps decrease in interest rates would have had a positive impact to the Bank’s EVE of $
1,149 million, an increase of $606
million from last quarter, and a negative impact to the Bank’s NII of
$1,574 million, an increase of $93
million from last quarter. The quarter-over-quarter increase in down shock EVE is primarily due to decreased sensitivity from loan optionality in the U.S. region. The quarter-over-quarter increase in down shock NII Sensitivity is primarily due to an increase in the effective shock given the increased level of rates and the measurement using a -25 bps floor, partially offset by hedging activity in Treasury, while the decrease in up shock NII Sensitivity is primarily attributed to Treasury hedging activity.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 32

Liquidity Risk
Liquidity risk is the risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed
price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support, or the need to pledge additional collateral.
TD’S LIQUIDITY RISK APPETITE
The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a
90-day
survival horizon under a combined bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by OSFI’s Liquidity Adequacy Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100% other than during periods of financial stress and to maintain a Net Stable Funding Ratio (NSFR) at the minimum of 100%. The Bank’s funding program emphasizes maximizing deposits as a core source of funding and having ready access to wholesale funding markets across diversified terms, funding types, and currencies that is designed to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The Bank’s strategies and actions comprise an integrated liquidity risk management program that is designed to ensure low exposure to liquidity risk and compliance with regulatory requirements.
LIQUIDITY RISK MANAGEMENT RESPONSIBILITY
The Bank’s ALCO oversees the Bank’s liquidity risk management program. It ensures there are effective management structures and practices in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee, a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management and Wholesale Banking, identifies and monitors the Bank’s liquidity risks. The management of liquidity risk is the responsibility of the SET member responsible for TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee regularly reviews the Bank’s liquidity position and approves the Bank’s Liquidity Risk Management Framework bi-annually
and the related policies annually.
The Bank has established TD Group US Holding LLC (TDGUS) as TD’s U.S. Intermediate Holding Company (IHC), as well as a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.
The Bank’s liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank’s 2021 Annual Report. For a complete discussion of liquidity risk, refer to the “Liquidity Risk” section in the Bank’s 2021 Annual Report.
Liquid assets
The unencumbered liquid assets the Bank holds to meet its liquidity requirements must be high-quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. The liquidity value of unencumbered liquid assets considers estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.
Assets held by the Bank to meet liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank’s insurance businesses as these are used to support insurance-specific liabilities and capital requirements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 33

TABLE 30:  SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)						As at
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of total	Encumbered liquid assets	Unencumbered liquid assets
	April 30, 2022
Cash and central bank reserves	$55,091	$–	$55,091	6%	$549	$54,542
Canadian government obligations	9,783	98,008	107,791	13	77,013	30,778
National Housing Act Mortgage-Backed Securities (NHA MBS)	23,881	1	23,882	3	1,029	22,853
Obligations of provincial governments, public sector entities and multilateral development banks 3	37,527	25,532	63,059	7	34,977	28,082
Corporate issuer obligations	9,659	3,939	13,598	2	3,253	10,345

Equities	13,196	5,166	18,362	2	8,994	9,368
Total Canadian dollar-denominated	149,137	132,646	281,783	33	125,815	155,968
Cash and central bank reserves	66,565	–	66,565	8	1,212	65,353
U.S. government obligations	91,253	45,983	137,236	16	39,916	97,320
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	81,867	5,210	87,077	10	17,306	69,771
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,094	61,440	124,534	14	57,205	67,329
Corporate issuer obligations	89,409	3,923	93,332	11	10,849	82,483

Equities	35,635	33,791	69,426	8	39,247	30,179
Total non-Canadian dollar-denominated	427,823	150,347	578,170	67	165,735	412,435
Total	$576,960	$282,993	$859,953	100%	$291,550	$568,403

	October 31, 2021
Cash and central bank reserves	$70,271	$–	$70,271	8%	$798	$69,473
Canadian government obligations	26,176	92,825	119,001	14	83,456	35,545
NHA MBS	23,615	2	23,617	3	1,104	22,513
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,213	24,808	55,021	6	37,142	17,879
Corporate issuer obligations	9,062	3,775	12,837	1	2,542	10,295

Equities	14,558	3,589	18,147	2	9,110	9,037
Total Canadian dollar-denominated	173,895	124,999	298,894	34	134,152	164,742
Cash and central bank reserves	84,956	–	84,956	10	120	84,836
U.S. government obligations	83,386	44,924	128,310	15	34,903	93,407
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	74,898	5,082	79,980	9	18,949	61,031
Obligations of other sovereigns, public sector entities and multilateral development banks 3	63,400	60,623	124,023	14	57,530	66,493
Corporate issuer obligations	79,108	3,143	82,251	9	10,268	71,983

Equities	41,961	33,280	75,241	9	38,077	37,164
Total non-Canadian dollar-denominated	427,709	147,052	574,761	66	159,847	414,914
Total	$601,604	$272,051	$873,655	100%	$293,999	$579,656

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 31:  SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	As at
	April 30 2022	October 31 2021
The Toronto-Dominion Bank (Parent)	$188,764	$204,543
Bank subsidiaries	358,481	360,569

Foreign branches	21,158	14,544
Total	$568,403	$579,656

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 34

The Bank’s monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended April 30, 2022 and January 31, 2022, are summarized in the following table.

TABLE 32:  SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY
1,2

(millions of Canadian dollars, except as noted)	Average for the three months ended
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	% of Total	Encumbered liquid assets	Unencumbered liquid assets
		April 30, 2022
Cash and central bank reserves	$58,086	$–	$58,086	6%	$563	$57,523
Canadian government obligations	14,174	95,358	109,532	12	78,597	30,935
NHA MBS	24,196	3	24,199	3	1,103	23,096
Obligations of provincial governments, public sector entities and multilateral development banks 3	35,386	25,232	60,618	7	36,138	24,480
Corporate issuer obligations	9,690	3,804	13,494	2	2,981	10,513

Equities	14,242	3,601	17,843	2	8,819	9,024
Total Canadian dollar-denominated	155,774	127,998	283,772	32	128,201	155,571
Cash and central bank reserves	77,474	–	77,474	9	1,328	76,146
U.S. government obligations	95,044	48,620	143,664	16	46,215	97,449
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	79,268	5,473	84,741	10	17,727	67,014
Obligations of other sovereigns, public sector entities and multilateral development banks 3	62,849	64,713	127,562	15	60,748	66,814
Corporate issuer obligations	86,833	3,255	90,088	10	10,196	79,892

Equities	34,765	35,118	69,883	8	39,830	30,053
Total non-Canadian dollar-denominated	436,233	157,179	593,412	68	176,044	417,368
Total	$592,007	$285,177	$877,184	100%	$304,245	$572,939

	January 31, 2022
Cash and central bank reserves	$60,740	$–	$60,740	7%	$837	$59,903
Canadian government obligations	17,631	94,642	112,273	12	79,019	33,254
NHA MBS	23,825	2	23,827	3	1,110	22,717
Obligations of provincial governments, public sector entities and multilateral development banks 3	30,561	27,410	57,971	6	38,343	19,628
Corporate issuer obligations	9,928	3,940	13,868	2	2,491	11,377

Equities	15,749	4,133	19,882	2	8,155	11,727
Total Canadian dollar-denominated	158,434	130,127	288,561	32	129,955	158,606
Cash and central bank reserves	87,080	–	87,080	10	920	86,160
U.S. government obligations	96,633	51,145	147,778	16	48,794	98,984
U.S. federal agency obligations, including U.S. federal agency mortgage-backed obligations	76,772	5,426	82,198	9	18,268	63,930
Obligations of other sovereigns, public sector entities and multilateral development banks 3	64,019	63,505	127,524	14	63,729	63,795
Corporate issuer obligations	83,921	3,321	87,242	10	9,870	77,372

Equities	50,621	34,188	84,809	9	40,593	44,216
Total non-Canadian dollar-denominated	459,046	157,585	616,631	68	182,174	434,457
Total	$617,480	$287,712	$905,192	100%	$312,129	$593,063

1	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.
2	Positions stated include gross asset values pertaining to securities financing transactions.
3	Includes debt obligations issued or guaranteed by these entities.
Average unencumbered liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries (excluding insurance subsidiaries) and branches are summarized in the following table.

TABLE 33:  SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES

(millions of Canadian dollars)	Average for the three months ended
	April 30 2022	January 31 2022
The Toronto-Dominion Bank (Parent)	$186,073	$192,701
Bank subsidiaries	363,494	380,829

Foreign branches	23,372	19,533
Total	$572,939	$593,063
ASSET ENCUMBRANCE
In the course of the Bank’s
day-to-day
operations, assets are pledged to obtain funding, support trading and brokerage businesses, and participate in clearing and/or settlement systems. A summary of encumbered and unencumbered assets (excluding assets held in insurance subsidiaries) is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 35

TABLE 34:  ENCUMBERED AND UNENCUMBERED ASSETS

(millions of Canadian dollars)							As at
	Total Assets			Encumbered 1		Unencumbered
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions 2	Total Assets	Pledged as Collateral 3	Other 4	Available as Collateral 5	Other 6
						April 30, 2022
Cash and due from banks	$5,633	$–	$5,633	$–	$–	$–	$5,633
Interest-bearing deposits with banks	127,957	–	127,957	8,810	146	117,172	1,829
Securities, trading loans, and other 7	547,008	373,985	920,993	363,327	11,969	513,794	31,903
Derivatives	98,798	–	98,798	–	–	–	98,798
Securities purchased under reverse repurchase agreements 8	171,738	(171,738)	–	–	–	–	–
Loans, net of allowance for loan losses 9	764,972	(16,622)	748,350	38,406	47,443	56,915	605,586
Customers’ liabilities under acceptances	19,515	–	19,515	–	–	–	19,515

Other assets 10	89,655	–	89,655	451	–	–	89,204

Total assets	$1,825,276	$185,625	$2,010,901	$410,994	$59,558	$687,881	$852,468

						October 31, 2021

Total assets	$1,728,672	$170,253	$1,898,925	$400,502	$56,069	$681,236	$761,118

1
Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance
sheet and
off-balance
sheet, for the purpose of this disclosure, the
on-
and
off-balance
sheet holdings are encumbered in alignment with the business practice.

2	Assets received as collateral through off-balance transactions such as reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3
Represents assets that have been posted externally to support the Bank’s day-to-day
operations, including securities financing transactions, clearing and payments, and derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.

4	Assets supporting TD’s long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5
Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and DSAC that are available for collateral purposes however not regularly utilized in practice.

6
Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral or for pledging to central banks (for example, Canada Mortgage and Housing Corporation insured mortgages that can be securitized into NHA MBS).

7	Includes trading loans, securities, non-trading financial assets at FVTPL and other financial assets designated at FVTPL, financial assets at FVOCI, and DSAC.
8
Assets reported in the “Bank-owned assets” column represent the value of the loans extended and not the value of the collateral received. The loan value from the reverse repurchase transactions is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

9
The loan value from the margin loans/client activity is deducted from the “Securities received as collateral from securities financing and derivative transactions” column to avoid double-counting with the on-balance
sheet assets.

10
Other assets include investment in Schwab, goodwill, other intangibles, land, buildings, equipment, and other depreciable assets, deferred tax assets, amounts receivable from brokers, dealers, and clients, and other assets on the balance sheet not reported in the above categories.

LIQUIDITY STRESS TESTING AND CONTINGENCY FUNDING PLANS
In addition to the Severe Combined Stress Scenario, the Bank performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of
TD-specific
events and market-wide stress events designed to test the impact from risk factors material to the Bank’s risk profile. Liquidity assessments are also part of the Bank’s Enterprise-Wide Stress Testing program.
The Bank has liquidity contingency funding plans (CFP) in place at the overall Bank level and for subsidiaries operating in foreign jurisdictions (“Regional CFPs”). The Bank’s CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank’s overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation and identifies recovery actions appropriate for each level. For each recovery action, it provides key operational steps required to execute the action. Regional CFPs identify recovery actions to address region-specific stress events. The actions and governance structure outlined in the Bank’s CFP are aligned with the Bank’s Crisis Management Recovery Plan.
CREDIT RATINGS
Credit ratings impact the Bank’s borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirements to pledge collateral, reduced access to capital markets, and could also affect the Bank’s ability to enter into derivative transactions.
Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time,
based on a number of factors including the Bank’s financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank’s control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 36

TABLE 35:  CREDIT RATINGS
1

As at
April 30, 2022
	Moody’s	S&P	DBRS
Deposits/Counterparty 2	Aa1	AA-	AA (high)
Legacy Senior Debt 3	Aa2	AA-	AA (high)
Senior Debt 4	A1	A	AA
Covered Bonds	Aaa	–	AAA
Subordinated Debt	A2	A	AA (low)
Subordinated Debt – NVCC	A2 (hyb)	A-	A
Preferred Shares – NVCC	Baa1 (hyb)	BBB	Pfd-2 (high)
Limited Recourse Capital Notes – NVCC	Baa1 (hyb)	BBB	A (low)
Short-Term Debt (Deposits)	P-1	A-1+	R-1 (high)

Outlook	Stable	Stable	Stable

1
The above ratings are for The Toronto-Dominion Bank legal entity. Subsidiaries’ ratings are available on the Bank’s website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation in as much as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

2	Represents Moody’s Long-Term Deposits Ratings and Counterparty Risk Rating, S&P’s Issuer Credit Rating, and DBRS’ Long-Term Issuer Rating.
3
Includes (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less
than 400 days and most structured notes.

4	Subject to conversion under the bank recapitalization “bail-in” regime.
The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure it is able to provide additional collateral required by trading counterparties in the event of a three-notch downgrade in the Bank’s legacy senior debt ratings. The following table presents the additional collateral that could have been contractually required to be posted to over-the-counter
(OTC) derivative counterparties as of the reporting date in the event of one, two, and three-notch downgrades of the Bank’s credit ratings.

TABLE 36:  ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES
1

(millions of Canadian dollars)	Average for the three months ended
	April 30 2022	January 31 2022
One-notch downgrade	$182	$181
Two-notch downgrade	287	287

Three-notch downgrade	1,132	1,118

1	The above collateral requirements are based on each OTC trading counterparty’s Credit Support Annex and the Bank’s credit rating across applicable rating agencies.
LIQUIDITY COVERAGE RATIO
The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered high-quality liquid assets (HQLA) over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event.
Other than during periods of financial stress, the Bank must maintain the LCR above 100% in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off
rates, and other outflow and inflow rates. HQLA held by the Bank that are eligible for the LCR calculation under the LAR are primarily central bank reserves, sovereign-issued or sovereign-guaranteed securities, and high-quality securities issued by non-financial
entities.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 37

The following table summarizes the Bank’s average daily LCR as of the relevant dates.

TABLE 37:  AVERAGE BASEL III LIQUIDITY COVERAGE RATIO
1

(millions of Canadian dollars, except as noted)	Average for the three months ended
	April 30, 2022
	Total unweighted value (average) 2		Total weighted value (average) 3
High-quality liquid assets
Total high-quality liquid assets	$ n/a	4	$323,278

Cash outflows
Retail deposits and deposits from small business customers, of which:	$694,238		$81,798
Stable deposits 5	257,425		7,723
Less stable deposits	436,813		74,075
Unsecured wholesale funding, of which:	349,588		163,750
Operational deposits (all counterparties) and deposits in networks of cooperative banks 6	164,116		39,527
Non-operational deposits (all counterparties)	145,847		84,598
Unsecured debt	39,625		39,625
Secured wholesale funding	n/a		19,554
Additional requirements, of which:	270,161		77,008
Outflows related to derivative exposures and other collateral requirements	42,980		28,505
Outflows related to loss of funding on debt products	6,385		6,385
Credit and liquidity facilities	220,796		42,118
Other contractual funding obligations	17,873		11,667

Other contingent funding obligations 7	635,576		10,924
Total cash outflows	$ n/a		$364,701

Cash inflows
Secured lending	$220,604		$22,582
Inflows from fully performing exposures	13,984		7,047

Other cash inflows	64,428		64,428
Total cash inflows	$299,016		$94,057

	Average for the three months ended
	April 30, 2022		January 31, 2022
	Total adjusted value		Total adjusted value
Total high-quality liquid assets 8	$323,278		$326,939
Total net cash outflows 9	270,644		263,131
Liquidity coverage ratio	119%		124%

1	The LCR for the quarter ended April 30, 2022 is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
4	Not applicable as per the LCR common disclosure template.
5
As defined by the OSFI LAR guideline, stable deposits from retail and small- and medium-sized
enterprise (SME) customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawal highly unlikely.

6
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

7
Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. With respect to outstanding debt securities with remaining maturity greater than 30 days, TD has no contractual obligation to buy back these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.

8	Total HQLA includes both asset haircuts and applicable caps, as prescribed by the OSFI LAR guideline (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Total Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR guideline (inflows are capped at 75% of outflows).
The Bank’s average LCR of 119% for the quarter ended April 30, 2022 continues to meet the regulatory requirements.
The Bank holds a variety of liquid assets commensurate with liquidity needs of the organization. Many of these assets qualify as HQLA under the OSFI LAR guideline. The average HQLA of the Bank for the quarter ended April 30, 2022 was $323 billion (January 31, 2022 – $327 billion), with Level 1 assets representing 85% (January 31, 2022 – 84%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR guideline, to reflect liquidity transfer considerations between U.S. Retail and its affiliates as a result of the U.S. Federal Reserve Board’s regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.
As described in the “How TD Manages Liquidity Risk” section of the Bank’s 2021 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD’s
90-day
surplus requirement and the target buffers over regulatory requirements from the LCR, NSFR, and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.
NET STABLE FUNDING RATIO
The NSFR is a Basel III metric calculated as the ratio of total available stable funding (ASF) over total required stable funding (RSF) in accordance with OSFI’s LAR guideline. The Bank must maintain an NSFR ratio equal to or above 100% in accordance with the LAR guideline. The Bank’s ASF comprises the Bank’s liability and capital instruments (including but not limited to deposits and wholesale funding). The Bank’s RSF comprises the Bank’s assets and off-balance
sheet activities and is a function of the liquidity characteristics and maturity profile of these assets.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 38

TABLE 38:  NET STABLE FUNDING RATIO

(millions of Canadian dollars, except as noted)		As at
		April 30, 2022
		Unweighted value by residential maturity
	No maturity 1		Less than 6 months		6 months to less than 1 year		More than 1 year		Weighted value 2
Available Stable Funding Item
Capital		$96,385	$	n/a	$	n/a		$10,787	$107,172
Regulatory capital		96,385		n/a		n/a		10,787	107,172
Other capital instruments		n/a		n/a		n/a		–	–
Retail deposits and deposits from small business customers:		685,296		30,769		10,441		16,008	611,252
Stable deposits 3		269,761		8,875		4,872		7,859	277,191
Less stable deposits		415,535		21,894		5,569		8,149	334,061
Wholesale funding:		255,854		272,039		52,193		103,145	279,684
Operational deposits 4		144,662		2,371		–		–	73,516
Other wholesale funding		111,192		269,668		52,193		103,145	206,168
Liabilities with matching interdependent assets 5		–		1,612		1,838		20,441	–
Other liabilities:		63,832						68,116	1,947
NSFR derivative liabilities		n/a						950	n/a

All other liabilities and equity not included in the above categories		63,832		64,550		1,339		1,277	1,947
Total Available Stable Funding									$1,000,055
Required Stable Funding Item
Total NSFR high-quality liquid assets	$	n/a	$	n/a	$	n/a	$	n/a	$57,267
Deposits held at other financial institutions for operational purposes		–		729		–		–	364
Performing loans and securities		82,906		202,498		88,303		600,615	636,457
Performing loans to financial institutions secured by Level 1 HQLA		–		71,309		13,374		–	16,554
Performing loans to financial institutions secured by non-Level 1
HQLA and unsecured performing loans to financial institutions		252		38,112		3,597		7,477	13,848
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:		31,844		46,308		33,254		238,207	272,811
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk		n/a		29,414		17,346		135	23,563
Performing residential mortgages, of which:		31,280		33,112		31,298		281,003	242,238
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk 6		31,280		33,112		31,298		281,003	242,238
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities		19,530		13,657		6,780		73,928	91,006
Assets with matching interdependent liabilities 5		–		1,543		2,084		20,264	–
Other assets:		65,849						111,414	98,458
Physical traded commodities, including gold		18,269		n/a		n/a		n/a	15,717
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs								12,853	10,925
NSFR derivative assets		n/a						11,182	10,232
NSFR derivative liabilities before deduction of variation margin posted		n/a						23,990	1,200
All other assets not included in the above categories		47,580		55,860		2,866		4,663	60,384

Off-balance sheet items		n/a						677,517	23,900
Total Required Stable Funding									$816,446
Net Stable Funding Ratio									122%
									As at
		October 31, 2021
Total Available Stable Funding									$958,226
Total Required Stable Funding									763,800
Net Stable Funding Ratio									125%

1
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

2	Weighted values are calculated after the application of respective NSFR weights, as prescribed by the OSFI LAR guideline.
3
As defined by the OSFI LAR guideline, stable deposits from retail and SME customers are deposits that are insured and are either held in transactional accounts or the depositors have an established relationship with the Bank that makes deposit withdrawals highly unlikely.

4
Operational deposits from
non-SME
business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.

5
Interdependent asset and liability items are deemed by OSFI to be interdependent and have RSF and ASF risk factors adjusted to zero. Interdependent liabilities cannot fall due while asset is still on balance sheet, cannot be used to fund any other assets and principal payments from the asset cannot be used for anything other than repaying the liability. As such, the only interdependent assets and liabilities that qualify for this treatment at the Bank are the liabilities arising from the Canada Mortgage Bonds Program and their corresponding encumbered assets.

6	Includes Residential Mortgages and HELOCs.
The Bank’s NSFR for the quarter ended April 30, 2022 is at 122% (October 31, 2021 – 125%) and has met the regulatory requirements. The NSFR changes quarter-to-quarter
are based on a number of factors including deposit and loan growth, changes in capital levels, wholesale funding issuance and maturities, and changes in the maturity profile of wholesale funding.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 39

FUNDING
The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.
The Bank’s primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and Schwab sweep deposits (collectively, “P&C deposits”) that make up over
75
% of the Bank’s total funding.

TABLE 39:  SUMMARY OF DEPOSIT FUNDING

(millions of Canadian dollars)		As at
	April 30 2022	October 31 2021
P&C deposits – Canadian Retail	$523,126	$519,466

P&C deposits – U.S. Retail 1	494,074	472,742
Total	$1,017,200	$992,208
1	P&C deposits in U.S. Retail are presented on a CAD equivalent basis and therefore period-over-period movements reflect both underlying growth and changes in the foreign exchange rate.
WHOLESALE FUNDING
The Bank maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank raises term funding through Senior Notes, NHA MBS, and notes backed by credit card receivables (Evergreen Credit Card Trust) and home equity lines of credit (Genesis Trust II). The Bank’s wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short-term (1 year and less) funding using certificates of deposit, commercial paper, and bankers’ acceptances.
The following table summarizes the registered term funding and capital programs by geography, with the related program size as at April 30, 2022.

Canada	United States	Europe
Capital Securities Program ($15 billion) Canadian Senior Medium-Term Linked Notes Program ($4 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$75 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($80 billion) UKLA Registered European Medium-Term Note Program (US$20 billion)
The following table presents a breakdown of the Bank’s term debt by currency and funding type. Term funding as at April 30, 2022, was $120.5 billion (October 31, 2021 – $100.7 billion).
Note that Table 40: Long-Term Funding and Table 41: Wholesale Funding do not include any funding accessed via repurchase transactions or securities financing.

TABLE 40:  LONG-TERM FUNDING

		As at
Long-term funding by currency	April 30 2022	October 31 2021
Canadian dollar	33%	37%
U.S. dollar	41	38
Euro	19	18
British pound	5	4
Other	2	3
Total	100%	100%
Long-term funding by type
Senior unsecured medium-term notes	63%	59%
Covered bonds	23	24
Mortgage securitization 1	13	15
Term asset-backed securities	1	2
Total	100%	100%

1	Mortgage securitization includes mortgage-backed securities issued to external investors and excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits in respect of short-term wholesale deposits so that it is not overly reliant on individual depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate refinancing risk during a stress event.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 40

The following table represents the remaining maturity of various sources of funding outstanding as at April 30, 2022 and October 31, 2021.

TABLE 41:  WHOLESALE FUNDING
1

(millions of Canadian dollars)	As at

							April 30 2022		October 31 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	Up to 1 year	Over 1 to 2 years	Over 2 years	Total	Total
Deposits from banks 2	$16,846	$4,097	$1,666	$967	$23,576	$–	$–	$23,576	$18,503
Bearer deposit notes	173	70	316	371	930	–	–	930	600
Certificates of deposit	7,505	17,607	22,230	21,282	68,624	1,101	–	69,725	53,079
Commercial paper	16,997	17,468	14,729	8,836	58,030	–	–	58,030	57,474
Covered bonds	–	3,855	–	7,439	11,294	6,166	10,605	28,065	25,086
Mortgage securitization 3	–	1,035	703	2,411	4,149	5,472	18,215	27,836	28,767
Legacy senior unsecured medium-term notes 4	40	124	85	1,521	1,770	9,267	2,009	13,046	16,959
Senior unsecured medium-term notes 5	–	–	1	5,457	5,458	16,620	40,808	62,886	41,709
Subordinated notes and debentures 6	–	–	–	–	–	–	11,251	11,251	11,230
Term asset backed securitization	–	–	549	641	1,190	–	686	1,876	1,809
Other 7	21,612	427	2,770	929	25,738	208	1,568	27,514	26,770
Total	$63,173	$44,683	$43,049	$49,854	$200,759	$38,834	$85,142	$324,735	$281,986

Of which:
Secured	$–	$4,890	$1,252	$10,493	$16,635	$11,638	$29,512	$57,785	$55,670
Unsecured	63,173	39,793	41,797	39,361	184,124	27,196	55,630	266,950	226,316
Total	$63,173	$44,683	$43,049	$49,854	$200,759	$38,834	$85,142	$324,735	$281,986

1	Excludes Bankers’ acceptances, which are disclosed in the Remaining Contractual Maturity table within the “Managing Risk” section of this document.
2	Includes fixed-term deposits with banks.
3	Includes mortgaged backed securities issued to external investors and Wholesale Banking residential mortgage trading business.
4
Includes a) senior debt issued prior to September 23, 2018; and b) senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization
“bail-in”
regime, including debt with an original
term-to-maturity
of less than 400 days.

5
Comprised of senior debt subject to conversion under the bank recapitalization
“bail-in”
regime. Excludes $1.6 billion of structured notes subject to conversion under the
“bail-in”
regime (October 31, 2021 – $1.4 billion).

6	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
7	Includes fixed-term deposits from non-bank institutions (unsecured) of $17.3 billion (October 31, 2021 – $14.6 billion) and the remaining are non-term deposits.
Excluding the Wholesale Banking residential mortgage trading business, the Bank’s total mortgage-backed securities issued to external investors for the three and six months ended April 30, 2022 was $0.5 billion and $0.9 billion (three and six months ended April 30, 2021 – $0.4 billion and $1.0 billion) and other asset-backed securities issued for the three and six months ended April 30, 2022 was nil (three and six months ended April 30, 2021 – nil). The Bank also issued $14.6 billion and $22.3 billion of unsecured medium-term notes for the three and six months ended April 30, 2022 (three and six months ended April 30, 2021 – $4.5 billion and $9.9 billion) and $7.6 billion of covered bonds for the three and six months ended April 30, 2022 (three and six months ended April 30, 2021 – nil).
REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING
In January 2022, OSFI published finalized updates to its LAR guideline, following a public consultation period that began in March 2021. The primary changes to the LAR involve enhancements to the NCCF supervisory tool to improve the risk sensitivity to the metric. Significant changes include the addition of contingencies for undrawn loan commitments, changes to certain loan cash inflows, and the adjustment of deposit runoff factors. The effective date of the changes will be April 2023.
In January 2022, OSFI published an updated Pillar 3 Disclosure Guideline, which covers liquidity disclosures among other topics. The guideline provides OSFI’s updated expectations for the domestic implementation of Basel’s Pillar 3 Framework. The guideline will not materially impact the Bank’s existing liquidity disclosures, but will contribute to improved consistency and comparability of disclosures across jurisdictions. The effective date of the changes will be in the second quarter of 2023.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND
OFF-BALANCE
SHEET COMMITMENTS
The following table summarizes
on-balance
sheet and
off-balance
sheet categories by remaining contractual maturity.
Off-balance
sheet commitments include contractual obligations to make future payments on certain lease-related commitments, certain purchase obligations, and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should such instruments be fully drawn or utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of expected future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.
The maturity analysis presented does not depict the degree of the Bank’s maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable non-maturity
deposits (chequing and savings accounts) and term deposits as the primary source of long-term funding for the Bank’s non-trading
assets including personal and business term loans and the stable balance of revolving lines of credit. Additionally, the Bank issues long-term funding in respect of such non-trading
assets and raises short term funding primarily to finance trading assets. The liquidity of trading assets under stressed market conditions is considered when determining the appropriate term of the funding.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 41

TABLE 42:

REMAINING CONTRACTUAL MATURITY

(millions of Canadian dollars)	As at
	April 30, 2022
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total

Assets
Cash and due from banks	$5,633	$–	$–	$–	$–	$–	$–	$–	$–	$5,633
Interest-bearing deposits with banks	124,516	1,095	–	–	–	–	–	–	2,346	127,957
Trading loans, securities, and other 1	2,603	4,750	3,881	2,486	3,438	11,686	22,141	21,547	71,858	144,390
Non-trading financial assets at fair value through profit or loss	320	807	18	–	383	3,656	3,248	2,180	940	11,552
Derivatives	20,415	15,701	8,223	7,038	3,805	9,115	20,010	14,491	–	98,798
Financial assets designated at fair value through profit or loss	341	199	192	218	130	743	1,388	1,350	–	4,561
Financial assets at fair value through other comprehensive income	1,271	2,860	3,613	2,570	1,010	3,672	21,439	27,215	5,511	69,161
Debt securities at amortized cost, net of allowance for credit losses	446	5,455	7,696	5,129	6,887	27,854	95,379	168,499	(1)	317,344
Securities purchased under reverse repurchase agreements 2	109,202	31,049	16,748	7,090	7,302	112	235	–	–	171,738
Loans
Residential mortgages	745	3,653	7,796	6,349	6,660	29,772	181,259	44,798	–	281,032
Consumer instalment and other personal	709	1,691	2,661	2,138	2,961	14,741	86,471	28,513	56,897	196,782
Credit card	–	–	–	–	–	–	–	–	32,064	32,064

Business and government	27,900	9,642	7,913	8,878	7,058	27,729	77,292	64,289	30,469	261,170

Total loans	29,354	14,986	18,370	17,365	16,679	72,242	345,022	137,600	119,430	771,048

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,076)	(6,076)

Loans, net of allowance for loan losses	29,354	14,986	18,370	17,365	16,679	72,242	345,022	137,600	113,354	764,972
Customers’ liability under acceptances	13,379	6,110	11	15	–	–	–	–	–	19,515
Investment in Schwab	–	–	–	–	–	–	–	–	9,726	9,726
Goodwill 3	–	–	–	–	–	–	–	–	16,753	16,753
Other intangibles 3	–	–	–	–	–	–	–	–	2,181	2,181
Land, buildings, equipment, and other depreciable assets 3	–	–	6	4	5	31	493	3,577	5,119	9,235
Deferred tax assets	–	–	–	–	–	–	–	–	1,857	1,857
Amounts receivable from brokers, dealers, and clients	23,401	–	–	–	–	–	–	–	–	23,401

Other assets	3,355	1,725	1,259	1,045	6,747	75	111	67	12,118	26,502
Total assets	$334,236	$84,737	$60,017	$42,960	$46,386	$129,186	$509,466	$376,526	$241,762	$1,825,276

Liabilities
Trading deposits	$1,991	$2,086	$2,932	$3,354	$1,311	$2,937	$3,953	$989	$–	$19,553
Derivatives	17,462	14,999	7,149	6,335	3,730	8,647	15,028	14,529	–	87,879
Securitization liabilities at fair value	–	563	301	1,215	215	2,137	5,486	2,685	–	12,602
Financial liabilities designated at fair value through profit or loss	20,906	38,076	39,434	15,821	13,462	1,132	1	1	66	128,899
Deposits 4,5
Personal	4,633	7,718	6,444	6,231	12,475	7,667	8,142	27	605,115	658,452
Banks	13,642	147	41	41	1	–	2	4	12,184	26,062

Business and government	31,153	10,965	2,500	9,366	9,896	32,560	44,587	10,295	347,902	499,224

Total deposits	49,428	18,830	8,985	15,638	22,372	40,227	52,731	10,326	965,201	1,183,738
Acceptances	13,379	6,110	11	15	–	–	–	–	–	19,515
Obligations related to securities sold short 1	2,682	5,254	1,663	669	513	6,223	17,963	13,219	3,464	51,650
Obligations related to securities sold under repurchase agreements 2	111,569	15,577	4,495	1,028	54	30	–	–	–	132,753
Securitization liabilities at amortized cost	–	472	402	587	395	3,334	6,578	3,466	–	15,234
Amounts payable to brokers, dealers, and clients	27,315	–	–	–	–	–	–	–	–	27,315
Insurance-related liabilities	160	279	414	414	414	989	1,591	760	2,377	7,398
Other liabilities	9,793	1,178	895	1,590	1,018	533	2,062	4,669	6,339	28,077

Subordinated notes and debentures	–	–	–	–	–	–	200	11,051	–	11,251

Equity	–	–	–	–	–	–	–	–	99,412	99,412
Total liabilities and equity	$254,685	$103,424	$66,681	$46,666	$43,484	$66,189	$105,593	$61,695	$1,076,859	$1,825,276
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$18,090	$29,607	$21,164	$17,577	$20,871	$38,752	$122,584	$3,200	$1,376	$273,221
Other commitments 8	121	170	191	271	157	586	1,205	445	–	3,146

Unconsolidated structured entity commitments	–	791	10	1,393	–	1,345	510	–	–	4,049
Total off-balance sheet commitments	$18,211	$30,568	$21,365	$19,241	$21,028	$40,683	$124,299	$3,645	$1,376	$280,416
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $28 billion of covered bonds with remaining contractual maturities of $4 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 6 months to 9 months’, $5 billion in ‘over 9 months to 1 year’, $6 billion in ‘over 1 to 2 years’, $9 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’

6	Includes $361 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 42

TABLE 42:  REMAINING CONTRACTUAL MATURITY
(continued)

(millions of Canadian dollars)	As at
	October 31, 2021
	Less than 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 months to 1 year	Over 1 to 2 years	Over 2 to 5 years	Over 5 years	No specific maturity	Total
Assets
Cash and due from banks	$5,931	$–	$–	$–	$–	$–	$–	$–	$–	$5,931
Interest-bearing deposits with banks	158,039	373	185	–	–	–	–	–	1,365	159,962
Trading loans, securities, and other 1	2,020	4,382	5,059	2,275	2,874	12,293	21,299	23,119	74,269	147,590
Non-trading financial assets at fair value through profit or loss	58	3	543	1,250	53	745	3,803	1,931	1,004	9,390
Derivatives	6,146	9,393	5,289	2,885	1,818	7,172	10,895	10,829	–	54,427
Financial assets designated at fair value through profit or loss	441	311	187	167	363	851	624	1,620	–	4,564
Financial assets at fair value through other comprehensive income	1,030	6,532	11,881	3,381	2,914	4,089	21,983	22,658	4,598	79,066
Debt securities at amortized cost, net of allowance for credit losses	1,235	6,567	8,180	4,889	4,030	27,819	79,375	136,846	(2)	268,939
Securities purchased under reverse repurchase agreements 2	92,356	30,580	22,332	14,191	7,441	140	244	–	–	167,284
Loans
Residential mortgages	930	2,389	5,050	10,061	10,077	34,004	166,855	38,974	–	268,340
Consumer instalment and other personal	641	987	2,029	4,049	3,254	14,333	81,413	27,126	56,032	189,864
Credit card	–	–	–	–	–	–	–	–	30,738	30,738

Business and government	27,691	5,390	6,707	10,533	8,503	23,332	71,025	61,647	25,242	240,070

Total loans	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	112,012	729,012

Allowance for loan losses	–	–	–	–	–	–	–	–	(6,390)	(6,390)

Loans, net of allowance for loan losses	29,262	8,766	13,786	24,643	21,834	71,669	319,293	127,747	105,622	722,622
Customers’ liability under acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Investment in Schwab	–	–	–	–	–	–	–	–	11,112	11,112
Goodwill 3	–	–	–	–	–	–	–	–	16,232	16,232
Other intangibles 3	–	–	–	–	–	–	–	–	2,123	2,123
Land, buildings, equipment, and other depreciable assets 3	–	3	10	4	4	19	466	3,664	5,011	9,181
Deferred tax assets	–	–	–	–	–	–	–	–	2,265	2,265
Amounts receivable from brokers, dealers, and clients	32,357	–	–	–	–	–	–	–	–	32,357

Other assets	3,100	1,049	2,204	159	150	74	112	73	10,258	17,179
Total assets	$348,014	$70,286	$69,732	$53,846	$41,485	$124,871	$458,094	$328,487	$233,857	$1,728,672
Liabilities
Trading deposits	$1,697	$5,373	$4,867	$2,953	$1,196	$2,135	$3,516	$1,154	$–	$22,891
Derivatives	7,387	9,392	4,581	2,969	2,244	7,403	10,792	12,354	–	57,122
Securitization liabilities at fair value	–	538	1,013	514	301	2,814	5,737	2,588	–	13,505
Financial liabilities designated at fair value through profit or loss	23,923	12,526	33,712	28,017	14,678	1,127	1	4	–	113,988
Deposits 4,5
Personal	5,799	9,750	8,491	5,999	6,148	7,611	7,254	29	582,417	633,498
Banks	8,903	338	135	25	–	2	2	4	11,508	20,917

Business and government	15,795	12,080	8,268	5,433	1,311	28,880	37,255	6,079	355,609	470,710

Total deposits	30,497	22,168	16,894	11,457	7,459	36,493	44,511	6,112	949,534	1,125,125
Acceptances	16,039	2,327	76	2	4	–	–	–	–	18,448
Obligations related to securities sold short 1	1,096	729	1,753	1,648	432	4,574	12,640	17,505	2,007	42,384
Obligations related to securities sold under repurchase agreements 2	120,938	13,904	7,255	1,700	272	28	–	–	–	144,097
Securitization liabilities at amortized cost	–	344	414	475	403	3,448	7,043	3,135	–	15,262
Amounts payable to brokers, dealers, and clients	28,993	–	–	–	–	–	–	–	–	28,993
Insurance-related liabilities	158	273	405	405	425	982	1,673	872	2,483	7,676
Other liabilities	9,008	3,106	925	228	767	1,522	1,796	4,815	5,966	28,133

Subordinated notes and debentures	–	–	–	–	–	–	200	11,030	–	11,230
Equity	–	–	–	–	–	–	–	–	99,818	99,818
Total liabilities and equity	$239,736	$70,680	$71,895	$50,368	$28,181	$60,526	$87,909	$59,569	$1,059,808	$1,728,672
Off-balance sheet commitments
Credit and liquidity commitments 6,7	$14,788	$24,189	$23,482	$19,887	$15,616	$38,639	$115,624	$3,789	$1,327	$257,341
Other commitments 8	59	170	185	244	170	591	1,303	541	–	3,263

Unconsolidated structured entity commitments	–	859	20	557	–	127	510	–	–	2,073
Total off-balance sheet commitments	$14,847	$25,218	$23,687	$20,688	$15,786	$39,357	$117,437	$4,330	$1,327	$262,677

1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	Certain contracts considered short-term are presented in ‘less than 1 month’ category.
3	Certain non-financial assets have been recorded as having ‘no specific maturity’.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having ‘no specific maturity’.
5
Includes $25 billion of covered bonds with remaining contractual maturities of $2 billion in ‘over 1 month to 3 months’, $2 billion in ‘over 3 months to 6 months’, $4 billion in ‘over 6 months to 9 months’, $8 billion in ‘over 1 to 2 years’, $7 billion in ‘over 2 to 5 years’, and $2 billion in ‘over 5 years’.

6	Includes $326 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
8	Includes various purchase commitments as well as commitments for leases not yet commenced, and lease-related payments.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 43

SECURITIZATION AND
OFF-BALANCE
SHEET ARRANGEMENTS
The Bank enters into securitization and
off-balance
sheet arrangements in the normal course of operations. The Bank is involved with structured entities (SEs) that it sponsors, as well as entities sponsored by third parties. Refer to “Securitization and
Off-Balance
Sheet Arrangements” section, Note 9: Transfers of Financial Assets and Note 10: Structured Entities of the Bank’s 2021 Annual Report and “Transfers of Financial Assets Qualifying for Derecognition” section of Note 6 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements for further details. There have been no significant changes to the Bank’s securitization and off-balance
sheet arrangements during the quarter ended April 30, 2022.
Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans, credit cards and business and government loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.
Residential Mortgage Loans
The Bank securitizes residential mortgage loans through significant consolidated and unconsolidated SEs and Canadian non-SE
third parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.
Consumer Instalment and Other Personal Loans
The Bank securitizes consumer instalment and other personal loans through a consolidated SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Credit Card Loans
The Bank securitizes credit card loans through an SE. The Bank consolidates the SE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SE, and the Bank is exposed to the majority of the residual risks of the SE.
Business and Government Loans
The Bank securitizes business and government loans through significant unconsolidated SEs and Canadian non-SE
third parties. Business and government loans securitized by the Bank may be derecognized from the Bank’s balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.
Securitization of Third Party-Originated Assets
Significant Unconsolidated Special Purpose Entities
The Bank securitizes third party-originated assets through Bank-sponsored SEs, including its Canadian multi-seller conduits which are not consolidated. These Canadian multi-seller conduits securitize Canadian originated third-party assets. The Bank administers these multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. TD’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $10.2 billion as at April 30, 2022 (October 31, 2021 – $10.5 billion). In addition, as at April 30, 2022, the Bank had committed to provide $4.0 billion in liquidity facilities that can be used to support future asset-backed commercial paper in the purchase of deal-specific assets (October 31, 2021 – $2.1 billion).
Off-Balance
Sheet Exposure to Third Party-Sponsored Conduits
The Bank has
off-balance
sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $3.0 billion as at April 30, 2022 (October 31, 2021 – $2.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, equipment receivables and trade receivables.
On-balance
sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES
The Bank’s unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank’s accounting policies under IFRS, refer to Note 2 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements and 2021 Annual Consolidated Financial Statements. For details of the Bank’s significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank’s second quarter 2022 Interim Consolidated Financial Statements and the Bank’s 2021 Annual Consolidated Financial Statements.
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and six months ended April 30, 2022.
ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
Impairment – Expected Credit Loss Model
The ECL model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 44

Interest Rate Benchmark Reform
Effective December 31, 2021, the publication of London Inter-Bank Offered Rate (LIBOR) settings has ceased for all sterling, Japanese yen, Swiss franc, and euro settings as well as the one-week
and
two-month
US LIBOR settings. The Bank continues to progress on its transition plan for the overnight, one-month,
three-month,
six-month
and twelve-month US LIBOR settings which will cease to be published immediately after June 30, 2023.
On May 16, 2022, Refinitiv Benchmark Services (UK) Ltd. (RBSL), the administrator of the Canadian Dollar Offered Rate (CDOR), announced that the calculation and publication of all tenors of CDOR will permanently cease following a final publication on June 28, 2024. The announcement follows the completion of RBSL’s public consultation regarding the potential cessation of CDOR. The Bank has incorporated this development into its benchmark rate reform plan to ensure an orderly transition and to manage the impact through appropriate mitigating actions. These actions include incorporating appropriate fallback language in contracts, making available new products referencing the Canadian Overnight Repo Rate Average (CORRA) or other alternative reference rates (ARRs), ceasing the issuance of CDOR-based financial instruments, transitioning legacy CDOR-based contracts, and preparing for overall operational readiness.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in the Bank’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 45

GLOSSARY
Financial and Banking Terms

Adjusted Results:
Non-GAAP
financial measures used to assess each of the Bank’s businesses and to measure the Bank’s overall performance. To arrive at adjusted results, the Bank adjusts reported results for “items of note”. The items of note relate to items which management does not believe are indicative of underlying business performance.
Allowance for Credit Losses:
Represent expected credit losses (ECLs) on financial assets, including any off-balance
sheet exposures, at the balance sheet date. Allowance for credit losses consists of Stage 3 allowance for impaired financial assets and Stage 2 and Stage 1 allowance for performing financial assets and off-balance
sheet instruments. The allowance is increased by the provision for credit losses, decreased by write-offs net of recoveries and disposals, and impacted by foreign exchange.
Amortized Cost:
The amount at which a financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization, using EIRM, of any differences between the initial amount and the maturity amount, and minus any reduction for impairment.
Assets under Administration (AUA):
Assets that are beneficially owned by customers where the Bank provides services of an administrative nature, such as the collection of investment income and the placing of trades on behalf of the clients (where the client has made his or her own investment selection). The majority of these assets are not reported on the Bank’s Consolidated Balance Sheet.
Assets under Management (AUM):
Assets that are beneficially owned by customers, managed by the Bank, where the Bank has discretion to make investment selections on behalf of the client (in accordance with an investment policy). In addition to the TD family of mutual funds, the Bank manages assets on behalf of individuals, pension funds, corporations, institutions, endowments and foundations. These assets are not reported on the Bank’s Consolidated Balance Sheet. Some assets under management that are also administered by the Bank are included in assets under administration.
Asset-Backed Commercial Paper (ABCP):
A form of commercial paper that is collateralized by other financial assets. Institutional investors usually purchase such instruments in order to diversify their assets and generate short-term gains.
Asset-Backed Securities (ABS):
A security whose value and income payments are derived from and collateralized (or “backed”) by a specified pool of underlying assets.
Average Common Equity:
Average common equity for the business segments reflects the average allocated capital. The Bank’s methodology for allocating capital to its business segments is largely aligned with the common equity capital requirements under Basel III.
Average Interest
-Earning
Assets:
A
non-GAAP
financial measure that depicts the Bank’s financial position, and is calculated as the average carrying value of deposits with banks, loans and securities based on daily balances for the period ending October 31 in each fiscal year.
Basic Earnings per Share (EPS)
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding for the period. Adjusted basic EPS is calculated in the same manner using adjusted net income.
Basis Points (bps):
A unit equal to 1/100 of 1%. Thus, a 1% change is equal to 100 basis points.
Book Value per Share:
A measure calculated by dividing common shareholders’ equity by number of common shares at the end of the period.
Carrying Value:
The value at which an asset or liability is carried at on the Consolidated Balance Sheet.
Collateralized Mortgage Obligation (CMO):
They are collateralized debt obligations consisting of mortgage-backed securities that are separated and issued as different classes of mortgage pass-through securities with different terms, interest rates, and risks. CMOs by private issuers are collectively referred to as non-agency
CMOs.
Common Equity Tier 1 (CET1) Capital:
This is a primary Basel III capital measure comprised mainly of common equity, retained earnings and qualifying non-controlling
interest in subsidiaries. Regulatory deductions made to arrive at the CET1 Capital include goodwill and intangibles, unconsolidated investments in banking, financial, and insurance entities, deferred tax assets, defined benefit pension fund assets, and shortfalls in allowances.
Common Equity Tier 1 (CET1) Capital Ratio:
CET1 Capital ratio represents the predominant measure of capital adequacy under Basel III and equals CET1 Capital divided by RWA.
Compound Annual Growth Rate (CAGR):
A measure of growth over multiple time periods from the initial investment value to the ending investment value assuming that the investment has been compounding over the time period.
Credit Valuation Adjustment (CVA):
CVA represents a capital charge that measures credit risk due to default of derivative counterparties. This charge requires banks to capitalize for the potential changes in counterparty credit spread for the derivative portfolios.
Diluted EPS
: A performance measure calculated by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding adjusting for the effect of all potentially dilutive common shares. Adjusted diluted EPS is calculated in the same manner using adjusted net income.
Dividend Payout Ratio
: A ratio represents the percentage of Bank’s earnings being paid to common shareholders in the form of dividends and is calculated by dividing common dividends by net income available to common shareholders. Adjusted dividend payout ratio is calculated in the same manner using adjusted net income.
Dividend Yield:
A ratio calculated as the dividend per common share for the year divided by the daily average closing stock price during the year.
Effective Income Tax Rate:
A rate and performance indicator calculated by dividing the provision for income taxes as a percentage of net income before taxes. Adjusted effective income tax rate is calculated in the same manner using adjusted results.
Effective Interest Rate (EIR):
The rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts.
Effective Interest Rate Method (EIRM):
A technique for calculating the actual interest rate in a period based on the amount of a financial instrument’s book value at the beginning of the accounting period. Under EIRM, the effective interest rate, which is a key component of the calculation, discounts the expected future cash inflows and outflows expected over the life of a financial instrument.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 46

Efficiency Ratio:
The efficiency ratio measures operating efficiency and is calculated by taking the non-interest
expenses as a percentage of total revenue. A lower ratio indicates a more efficient business operation. Adjusted efficiency ratio is calculated in the same manner using adjusted non-interest
expenses and total revenue.
Enhanced Disclosure Task Force (EDTF):
Established by the Financial Stability Board in May 2012, comprised of banks, analysts, investors, and auditors, with the goal of enhancing the risk disclosures of banks and other financial institutions.
Expected Credit Losses (ECLs):
ECLs are the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and considers reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, under current market conditions.
Fair value through other comprehensive income (FVOCI):
Under IFRS 9, if the asset passes the contractual cash flows test (named SPPI), the business model assessment determines how the instrument is classified. If the instrument is being held to collect contractual cash flows, that is, if it is not expected to be sold, it is measured as amortized cost. If the business model for the instrument is to both collect contractual cash flows and potentially sell the asset, it is measured at FVOCI.
Fair value through profit or loss (FVTPL):
Under IFRS 9, the classification is dependent on two tests, a contractual cash flow test (named SPPI) and a business model assessment. Unless the asset meets the requirements of both tests, it is measured at fair value with all changes in fair value reported in profit or loss.
Federal Deposit Insurance Corporation (FDIC):
A U.S. government corporation which provides deposit insurance guaranteeing the safety of a depositor’s accounts in member banks. The FDIC also examines and supervises certain financial institutions for safety and soundness, performs certain consumer-protection functions, and manages banks in receiverships (failed banks).
Forward Contracts:
Over-the-counter
contracts between two parties that oblige one party to the contract to buy and the other party to sell an asset for a fixed price at a future date.
Futures:
Exchange-traded contracts to buy or sell a security at a predetermined price on a specified future date.
Hedging:
A risk management technique intended to mitigate the Bank’s exposure to fluctuations in interest rates, foreign currency exchange rates, or other market factors. The elimination or reduction of such exposure is accomplished by engaging in capital markets activities to establish offsetting positions.
Impaired Loans:
Loans where, in management’s opinion, there has been a deterioration of credit quality to the extent that the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
Loss Given Default (LGD):
It is the amount of the loss the Bank would likely incur when a borrower defaults on a loan, which is expressed as a percentage of exposure at default.
Mark-to-Market
(MTM):
A valuation that reflects current market rates as at the balance sheet date for financial instruments that are carried at fair value.
Master Netting Agreements:
Legal agreements between two parties that have multiple derivative contracts with each other that provide for the net settlement of all contracts through a single payment, in a single currency, in the event of default or termination of any one contract.
Net Corporate Expenses:
Non-interest
expenses related to corporate service and control groups which are not allocated to a business segment.
Net Interest Margin:
A
non-GAAP
ratio calculated as net interest income as a percentage of average interest-earning assets to measure performance. This metric is an indicator of the profitability of the Bank’s earning assets less the cost of funding.
Non-Viability
Contingent Capital (NVCC):
Instruments (preferred shares and subordinated debt) that contain a feature or a provision that allows the financial institution to either permanently convert these instruments into common shares or fully write-down the instrument, in the event that the institution is no longer viable.
Notional:
A reference amount on which payments for derivative financial instruments are based.
Office of the Superintendent of Financial Institutions Canada (OSFI):
The regulator of Canadian federally chartered financial institutions and federally administered pension plans.
Options:
Contracts in which the writer of the option grants the buyer the future right, but not the obligation, to buy or to sell a security, exchange rate, interest rate, or other financial instrument or commodity at a predetermined price at or by a specified future date.
Price-Earnings Ratio
: A ratio calculated by dividing the closing share price by EPS based on a trailing four quarters to indicate market performance. Adjusted price-earnings ratio is calculated in the same manner using adjusted EPS.
Probability of Default (PD):
It is the likelihood that a borrower will not be able to meet its scheduled repayments.
Provision for Credit Losses (PCL):
Amount added to the allowance for credit losses to bring it to a level that management considers adequate to reflect expected credit-related losses on its portfolio.
Return on Common Equity (ROE):
The consolidated Bank ROE is calculated as net income available to common shareholders as a percentage of average common shareholders’ equity, utilized in assessing the Bank’s use of equity. ROE for the business segments is calculated as the segment net income attributable to common shareholders as a percentage of average allocated capital. Adjusted ROE is calculated in the same manner using adjusted net income.
Return on Risk-weighted Assets:
Net income available to common shareholders as a percentage of average risk-weighted assets.
Return on Tangible Common Equity (ROTCE):
A
non-GAAP
financial measure calculated as reported net income available to common shareholders after adjusting for the after-tax
amortization of acquired intangibles, which are treated as an item of note, as a percentage of average Tangible common equity. Adjusted ROTCE is calculated in the same manner using adjusted net income. Both measures can be utilized in assessing the Bank’s use of equity.
Risk-Weighted Assets (RWA):
Assets calculated by applying a regulatory risk-weight factor to on and off-balance
sheet exposures. The risk-weight factors are established by the OSFI to convert on and off-balance
sheet exposures to a comparable risk level.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 47

Securitization:
The process by which financial assets, mainly loans, are transferred to structures, which normally issue a series of asset-backed securities to investors to fund the purchase of loans.
Solely Payments of Principal and Interest (SPPI):
IFRS 9 requires that the following criteria be met in order for a financial instrument to be classified at amortized cost:
•	The entity’s business model relates to managing financial assets (such as bank trading activity), and, as such, an asset is held with the intention of collecting its contractual cash flows; and
•	An asset’s contractual cash flows represent SPPI.
Swaps:
Contracts that involve the exchange of fixed and floating interest rate payment obligations and currencies on a notional principal for a specified period of time.
Tangible common equity (TCE):
A
non-GAAP
financial measure calculated as common shareholders’ equity less goodwill, imputed goodwill, and intangibles on an investment in Schwab and TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. It can be utilized in assessing the Bank’s use of equity.
Taxable Equivalent Basis (TEB):
A calculation method (not defined in GAAP) that increases revenues and the provision for income taxes on certain tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparison of net interest income from both taxable and tax-exempt
sources.
Tier 1 Capital Ratio:
Tier 1 Capital represents the more permanent forms of capital, consisting primarily of common shareholders’ equity, retained earnings, preferred shares and innovative instruments. Tier 1 Capital ratio is calculated as Tier 1 Capital divided by RWA.
Total Capital Ratio:
Total Capital is defined as the total of net Tier 1 and Tier 2 Capital. Total Capital ratio is calculated as Total Capital divided by RWA.
Total Shareholder Return (TSR):
The change in market price plus dividends paid during the year as a percentage of the prior year’s closing market price per common share.
Trading-Related Revenue:
A
non-GAAP
financial measure that is the total of trading income (loss), net interest income on trading positions, and income from financial instruments designated at FVTPL that are managed within a trading portfolio. Trading-related revenue (TEB) in the Wholesale Banking segment, which is part of the total Bank’s trading-related revenue, is also a non-GAAP
financial measure and is calculated in the same manner, including TEB adjustments. Both are used for measuring trading performance.
Value-at-Risk
(VaR):
A metric used to monitor and control overall risk levels and to calculate the regulatory capital required for market risk in trading activities. VaR measures the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of time.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 48

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	April 30, 2022	October 31, 2021
ASSETS
Cash and due from banks	$5,633	$5,931
Interest-bearing deposits with banks	127,957	159,962
	133,590	165,893
Trading loans, securities, and other (Note 4)	144,390	147,590
Non-trading financial assets at fair value through profit or loss (Note 4)	11,552	9,390
Derivatives (Note 4)	98,798	54,427
Financial assets designated at fair value through profit or loss (Note 4)	4,561	4,564
Financial assets at fair value through other comprehensive income (Note 4)	69,161	79,066
	328,462	295,037
Debt securities at amortized cost, net of allowance for credit losses (Notes 4, 5)	317,344	268,939
Securities purchased under reverse repurchase agreements	171,738	167,284
Loans (Notes 4, 6)
Residential mortgages	281,032	268,340
Consumer instalment and other personal	196,782	189,864
Credit card	32,064	30,738
Business and government	261,170	240,070
	771,048	729,012
Allowance for loan losses (Note 6)	(6,076)	(6,390)
Loans, net of allowance for loan losses	764,972	722,622
Other
Customers’ liability under acceptances	19,515	18,448
Investment in Schwab (Note 7)	9,726	11,112
Goodwill (Note 9)	16,753	16,232
Other intangibles	2,181	2,123
Land, buildings, equipment, and other depreciable assets	9,235	9,181
Deferred tax assets	1,857	2,265
Amounts receivable from brokers, dealers, and clients	23,401	32,357
Other assets (Note 10)	26,502	17,179
	109,170	108,897
Total assets	$1,825,276	$1,728,672
LIABILITIES
Trading deposits (Notes 4, 11)	$19,553	$22,891
Derivatives (Note 4)	87,879	57,122
Securitization liabilities at fair value (Note 4)	12,602	13,505
Financial liabilities designated at fair value through profit or loss (Notes 4, 11)	128,899	113,988
	248,933	207,506
Deposits (Notes 4, 11)
Personal	658,452	633,498
Banks	26,062	20,917
Business and government	499,224	470,710
	1,183,738	1,125,125
Other
Acceptances	19,515	18,448
Obligations related to securities sold short (Note 4)	51,650	42,384
Obligations related to securities sold under repurchase agreements	132,753	144,097
Securitization liabilities at amortized cost (Note 4)	15,234	15,262
Amounts payable to brokers, dealers, and clients	27,315	28,993
Insurance-related liabilities	7,398	7,676
Other liabilities (Note 12)	28,077	28,133
	281,942	284,993
Subordinated notes and debentures (Note 4)	11,251	11,230
Total liabilities	1,725,864	1,628,854
EQUITY
Shareholders’ Equity
Common shares (Note 13)	23,127	23,066
Preferred shares and other equity instruments (Note 13)	6,550	5,700
Treasury – common shares (Note 13)	(243)	(152)
Treasury – preferred shares and other equity instruments (Note 13)	(13)	(10)
Contributed surplus	154	173
Retained earnings	67,046	63,944
Accumulated other comprehensive income (loss)	2,791	7,097
Total equity	99,412	99,818
Total liabilities and equity	$1,825,276	$1,728,672
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 49

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Interest income 1 (Note 20)
Loans	$6,188	$5,827	$12,199	$12,017
Securities
Interest	1,267	875	2,278	1,824
Dividends	443	443	874	838
Deposits with banks	131	81	200	157
	8,029	7,226	15,551	14,836
Interest expense (Note 20)
Deposits	1,047	964	1,823	2,095
Securitization liabilities	122	84	224	160
Subordinated notes and debentures	94	92	191	186
Other	389	251	634	530
	1,652	1,391	2,872	2,971
Net interest income	6,377	5,835	12,679	11,865
Non-interest income
Investment and securities services	1,495	1,550	3,099	3,060
Credit fees	382	357	782	715
Trading income (loss)	(20)	69	94	341
Service charges	704	628	1,437	1,271
Card services	682	557	1,389	1,152
Insurance revenue	1,347	1,088	2,664	2,316
Other income (loss) (Note 18)	296	144	400	320
	4,886	4,393	9,865	9,175
Total revenue	11,263	10,228	22,544	21,040
Provision for (recovery of) credit losses (Note 6)	27	(377)	99	(64)
Insurance claims and related expenses	592	441	1,348	1,221
Non-interest expenses
Salaries and employee benefits	3,282	3,125	6,560	6,281
Occupancy, including depreciation	410	488	810	1,033
Technology and equipment, including depreciation	467	423	911	827
Amortization of other intangibles	147	173	307	353
Communication and marketing	336	272	623	539
Brokerage-related and sub-advisory fees	98	108	211	206
Professional, advisory and outside services	513	349	953	662
Other	780	791	1,625	1,612
	6,033	5,729	12,000	11,513
Income before income taxes and share of net income from investment in Schwab	4,611	4,435	9,097	8,370
Provision for (recovery of) income taxes	1,002	962	1,986	1,789
Share of net income from investment in Schwab (Note 7)	202	222	433	391
Net income	3,811	3,695	7,544	6,972
Preferred dividends and distributions on other equity instruments	66	65	109	130
Net income available to common shareholders	$3,745	$3,630	$7,435	$6,842
Earnings per share (Canadian dollars) (Note 17)
Basic	$2.08	$2.00	$4.10	$3.77
Diluted	2.07	1.99	4.09	3.76
Dividends per common share (Canadian dollars)	0.89	0.79	1.78	1.58

1
Includes $6,912 million and $13,535 million, for the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021 – $6,367 million and $13,119 million, respectively) which have been calculated based on the effective interest rate method (EIRM).

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 50

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Net income	$3,811	$3,695	$7,544	$6,972
Other comprehensive income (loss)
Items that will be subsequently reclassified to net income
Net change in unrealized gain/(loss) on financial assets at fair value through other comprehensive income
Change in unrealized gain/(loss)	(825)	(158)	(1,082)	135
Reclassification to earnings of net loss/(gain)	–	(13)	(10)	(34)
Changes in allowance for credit losses recognized in earnings	1	(3)	(1)	(2)
Income taxes relating to:
Change in unrealized gain/(loss)	239	44	302	(30)

Reclassification to earnings of net loss/(gain)	–	2	1	6

	(585)	(128)	(790)	75
Net change in unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities
Unrealized gain/(loss)	1,164	(3,276)	3,518	(6,647)
Net gain/(loss) on hedges	(218)	1,442	(1,252)	2,913
Income taxes relating to:

Net gain/(loss) on hedges	57	(377)	328	(763)

	1,003	(2,211)	2,594	(4,497)
Net change in gain/(loss) on derivatives designated as cash flow hedges
Change in gain/(loss)	(4,926)	(1,389)	(4,286)	(2,298)
Reclassification to earnings of loss/(gain)	91	727	(1,361)	1,282
Income taxes relating to:
Change in gain/(loss)	1,274	345	1,124	524

Reclassification to earnings of loss/(gain)	(43)	(173)	313	(259)

	(3,604)	(490)	(4,210)	(751)

Share of other comprehensive income (loss) from investment in Schwab	(1,682)	(770)	(2,079)	(826)
Items that will not be subsequently reclassified to net income
Actuarial gain/(loss) on employee benefit plans
Gain/(loss)	746	1,096	1,123	1,649

Income taxes	(196)	(288)	(295)	(433)

	550	808	828	1,216
Change in net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income
Change in net unrealized gain/(loss)	171	230	258	365

Income taxes	(45)	(59)	(68)	(96)

	126	171	190	269
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss
Gain/(loss)	1	25	(15)	48

Income taxes	–	(7)	4	(13)

	1	18	(11)	35
Total other comprehensive income (loss)	(4,191)	(2,602)	(3,478)	(4,479)
Total comprehensive income (loss)	$(380)	$1,093	$4,066	$2,493
Attributable to:
Common shareholders	$(446)	$1,028	$3,957	$2,363
Preferred shareholders and other equity instrument holders	66	65	109	130
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 51

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Common shares (Note 13)
Balance at beginning of period	$23,170	$22,645	$23,066	$22,487
Proceeds from shares issued on exercise of stock options	14	44	90	90
Shares issued as a result of dividend reinvestment plan	114	101	236	213
Purchase of shares for cancellation and other	(171)	–	(265)	–
Balance at end of period	23,127	22,790	23,127	22,790
Preferred shares and other equity instruments (Note 13)
Balance at beginning of period	5,700	5,650	5,700	5,650
Issue of shares and other equity instruments	850	–	850	–
Redemption of shares and other equity instruments	–	(700)	–	(700)
Balance at end of period	6,550	4,950	6,550	4,950
Treasury – common shares (Note 13)
Balance at beginning of period	(188)	(171)	(152)	(37)
Purchase of shares	(3,088)	(2,688)	(6,024)	(5,833)
Sale of shares	3,033	2,736	5,933	5,747
Balance at end of period	(243)	(123)	(243)	(123)
Treasury – preferred shares and other equity instruments (Note 13)
Balance at beginning of period	(6)	(4)	(10)	(4)
Purchase of shares and other equity instruments	(61)	(45)	(90)	(79)
Sale of shares and other equity instruments	54	44	87	78
Balance at end of period	(13)	(5)	(13)	(5)
Contributed surplus
Balance at beginning of period	148	121	173	121
Net premium (discount) on sale of treasury instruments	(3)	2	5	(6)
Issuance of stock options, net of options exercised	5	1	8	5
Other	4	2	(32)	6
Balance at end of period	154	126	154	126
Retained earnings
Balance at beginning of period	65,621	56,032	63,944	53,845
Net income attributable to equity instrument holders	3,811	3,695	7,544	6,972
Common dividends	(1,603)	(1,435)	(3,225)	(2,868)
Preferred dividends and distributions on other equity instruments	(66)	(65)	(109)	(130)
Share and other equity instrument issue expenses	(3)	–	(3)	–
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments (Note 13)	(1,260)	(1)	(1,930)	(1)
Actuarial gain/(loss) on employee benefit plans	550	808	828	1,216
Realized gain/(loss) on equity securities designated at fair value through other comprehensive income	(4)	1	(3)	1
Balance at end of period	67,046	59,035	67,046	59,035
Accumulated other comprehensive income (loss)
Net unrealized gain/(loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of period	305	746	510	543
Other comprehensive income (loss)	(586)	(125)	(789)	77
Allowance for credit losses	1	(3)	(1)	(2)
Balance at end of period	(280)	618	(280)	618
Net unrealized gain/(loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	245	(154)	181	(252)
Other comprehensive income (loss)	122	172	187	270
Reclassification of loss/(gain) to retained earnings	4	(1)	3	(1)
Balance at end of period	371	17	371	17
Gain/(loss) from changes in fair value due to own credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	2	(20)	14	(37)
Other comprehensive income (loss)	1	18	(11)	35
Balance at end of period	3	(2)	3	(2)
Net unrealized foreign currency translation gain/(loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	6,821	7,071	5,230	9,357
Other comprehensive income (loss)	1,003	(2,211)	2,594	(4,497)
Balance at end of period	7,824	4,860	7,824	4,860
Net gain/(loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,324	3,565	1,930	3,826
Other comprehensive income (loss)	(3,604)	(490)	(4,210)	(751)
Balance at end of period	(2,280)	3,075	(2,280)	3,075
Share of accumulated other comprehensive income (loss) from investment in Schwab	(2,847)	(826)	(2,847)	(826)
Total accumulated other comprehensive income	2,791	7,742	2,791	7,742
Total equity	$99,412	$94,515	$99,412	$94,515
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 52

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Cash flows from (used in) operating activities
Net income	$3,811	$3,695	$7,544	$6,972
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 6)	27	(377)	99	(64)
Depreciation	291	370	566	769
Amortization of other intangibles	147	173	307	353
Net securities loss/(gain) (Note 5)	–	47	(10)	27
Share of net income from investment in Schwab (Note 7)	(202)	(222)	(433)	(391)
Deferred taxes	303	197	443	366
Changes in operating assets and liabilities
Interest receivable and payable (Notes 10, 12)	(73)	(128)	(126)	(144)
Securities sold under repurchase agreements	(12,679)	(27,346)	(11,344)	(40,550)
Securities purchased under reverse repurchase agreements	(5,920)	801	(4,454)	13,787
Securities sold short	4,220	(2,688)	9,266	4,081
Trading loans and securities	8,358	14,861	3,200	6,828
Loans net of securitization and sales	(21,456)	(2,084)	(42,490)	9,090
Deposits	23,204	(34,183)	55,275	(2,343)
Derivatives	(8,292)	1,267	(13,614)	5,437
Non-trading financial assets at fair value through profit or loss	(1,627)	(1,525)	(2,162)	(667)
Financial assets and liabilities designated at fair value through profit or loss	(6,050)	16,591	14,914	6,495
Securitization liabilities	(776)	133	(931)	(518)
Current taxes	(1,761)	338	(3,844)	805
Brokers, dealers and clients amounts receivable and payable	1,798	3,124	7,278	(2,213)
Other, including unrealized foreign currency translation (gain)/loss	5,379	14,262	(2,035)	24,842
Net cash from (used in) operating activities	(11,298)	(12,694)	17,449	32,962
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures	(10)	8	28	10
Common shares issued, net	11	39	80	79
Repurchase of common shares (Note 13)	(1,431)	–	(2,195)	–
Preferred shares issued, net (Note 13)	847	–	847	–
Redemption of preferred shares and other equity instruments	–	(700)	(1,000)	(700)
Sale of treasury shares and other equity instruments	3,084	2,782	6,025	5,819
Purchase of treasury shares and other equity instruments (Note 13)	(3,149)	(2,733)	(6,114)	(5,912)
Dividends paid on shares and distributions paid on other equity instruments	–	(2,781)	(2,947)	(4,168)
Repayment of lease liabilities	(147)	(145)	(313)	(281)
Net cash from (used in) financing activities	(795)	(3,530)	(5,589)	(5,153)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	37,674	26,037	34,723	(29,577)
Activities in financial assets at fair value through other comprehensive income
Purchases	(9,611)	(5,456)	(15,432)	(11,608)
Proceeds from maturities	13,526	10,313	20,240	18,249
Proceeds from sales	441	548	3,607	1,153
Activities in debt securities at amortized cost
Purchases	(49,386)	(41,497)	(91,088)	(68,775)
Proceeds from maturities	18,451	25,006	36,383	61,122
Proceeds from sales	–	1,105	6	1,702
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(406)	(183)	(739)	(485)
Net cash acquired from (paid for) divestitures and acquisitions	–	–	–	24
Net cash from (used in) investing activities	10,689	15,873	(12,300)	(28,195)
Effect of exchange rate changes on cash and due from banks	36	(181)	142	(341)
Net increase (decrease) in cash and due from banks	(1,368)	(532)	(298)	(727)
Cash and due from banks at beginning of period	7,001	6,250	5,931	6,445
Cash and due from banks at end of period	$5,633	$5,718	$5,633	$5,718
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$1,163	$900	$3,777	$1,595
Amount of interest paid during the period	1,526	1,585	2,798	3,285
Amount of interest received during the period	7,387	6,849	14,477	14,168
Amount of dividends received during the period	495	496	984	947
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 53

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34,
Interim Financial Reporting
using the accounting policies as described in Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Interim Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements and in Note 3 of this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The Bank’s Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
The Interim Consolidated Financial Statements for the three and six months ended April 30, 2022, were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on May 25, 2022.
As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, they should be read in conjunction with the Bank’s 2021 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2021 Management’s Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the “Managing Risk” section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements.

NOTE 2:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICIES
There were no new accounting policies that have been adopted by the Bank for the three and six months ended April 30, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Interim Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Interim Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
which replaces the guidance in IFRS 4,
Insurance Contracts
and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The Bank is proceeding with the implementation efforts accordingly.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 54

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a description of significant accounting judgments, estimates, and assumptions.
Impairment – Expected Credit Loss Model
The expected credit loss (ECL) model requires the application of estimates and judgment in the assessment of the current and forward-looking economic environment. There remains considerable uncertainty regarding the economic trajectory, and management continues to exercise expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date. To the extent that certain effects are not fully incorporated into the model calculations, temporary quantitative and qualitative adjustments have been applied.

NOTE 4:  FAIR VALUE MEASUREMENTS
There have been no significant changes to the Bank’s approach and methodologies used to determine fair value measurements for the three and six months ended April 30, 2022.
(
a
)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The following table reflects the fair value of the Bank’s financial assets and liabilities not carried at fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)			As at
	April 30, 2022		October 31, 2021
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$243,339	$237,812	$208,559	$207,927
Other debt securities	74,005	72,011	60,380	60,525
Total debt securities at amortized cost, net of allowance for credit losses	317,344	309,823	268,939	268,452
Total loans, net of allowance for loan losses	764,972	753,806	722,622	725,177
Total financial assets not carried at fair value	$1,082,316	$1,063,629	$991,561	$993,629

FINANCIAL LIABILITIES
Deposits	$1,183,738	$1,177,637	$1,125,125	$1,124,762
Securitization liabilities at amortized cost	15,234	14,676	15,262	15,202
Subordinated notes and debentures	11,251	11,190	11,230	11,838
Total financial liabilities not carried at fair value	$1,210,223	$1,203,503	$1,151,617	$1,151,802

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 55

(b)
FAIR VALUE HIERARCHY
The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at April 30, 2022 and October 31, 2021.
Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis

(millions of Canadian dollars)								As at
	April 30, 2022				October 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$254	$8,334	$–	$8,588	$294	$10,902	$–	$11,196
Provinces	–	8,048	–	8,048	–	8,326	–	8,326
U.S. federal, state, municipal governments, and agencies debt	–	15,880	–	15,880	–	13,241	–	13,241
Other OECD 2 government guaranteed debt	–	7,489	–	7,489	–	7,785	–	7,785
Mortgage-backed securities	–	1,730	–	1,730	–	1,500	–	1,500
Other debt securities
Canadian issuers	–	6,813	–	6,813	–	5,970	–	5,970
Other issuers	–	12,142	14	12,156	–	12,389	6	12,395
Equity securities	53,498	56	27	53,581	59,933	158	33	60,124
Trading loans	–	11,629	–	11,629	–	12,405	–	12,405
Commodities	17,809	660	–	18,469	13,919	720	–	14,639

Retained interests	–	7	–	7	–	9	–	9

	71,561	72,788	41	144,390	74,146	73,405	39	147,590
Non-trading financial assets at fair value through profit or loss
Securities	262	6,890	858	8,010	166	6,127	760	7,053

Loans	–	3,539	3	3,542	–	2,334	3	2,337

	262	10,429	861	11,552	166	8,461	763	9,390
Derivatives
Interest rate contracts	167	14,824	–	14,991	12	10,277	1	10,290
Foreign exchange contracts	53	72,187	2	72,242	26	35,786	7	35,819
Credit contracts	–	33	–	33	–	57	–	57
Equity contracts	7	5,834	–	5,841	3	5,359	–	5,362

Commodity contracts	605	4,998	88	5,691	365	2,495	39	2,899

	832	97,876	90	98,798	406	53,974	47	54,427
Financial assets designated at fair value through profit or loss

Securities 1	–	4,561	–	4,561	–	4,564	–	4,564

	–	4,561	–	4,561	–	4,564	–	4,564

Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	14,776	–	14,776	–	12,519	–	12,519
Provinces	–	19,973	–	19,973	–	18,143	–	18,143
U.S. federal, state, municipal governments, and agencies debt	–	9,843	–	9,843	–	19,300	–	19,300
Other OECD government guaranteed debt	–	2,960	–	2,960	–	6,564	–	6,564
Mortgage-backed securities	–	164	–	164	–	1,254	–	1,254
Other debt securities
Asset-backed securities	–	6,191	–	6,191	–	6,981	–	6,981
Corporate and other debt	–	8,096	59	8,155	–	8,040	64	8,104
Equity securities	3,221	1	2,290	5,512	2,989	1	1,609	4,599

Loans	–	1,587	–	1,587	–	1,602	–	1,602

	3,221	63,591	2,349	69,161	2,989	74,404	1,673	79,066

Securities purchased under reverse repurchase agreements	–	7,968	–	7,968	–	7,992	–	7,992

FINANCIAL LIABILITIES

Trading deposits	–	19,307	246	19,553	–	22,750	141	22,891
Derivatives
Interest rate contracts	167	12,756	96	13,019	14	11,580	89	11,683
Foreign exchange contracts	38	65,224	3	65,265	28	35,146	–	35,174
Credit contracts	–	171	–	171	–	347	–	347
Equity contracts	–	6,144	93	6,237	–	7,932	82	8,014

Commodity contracts	604	2,567	16	3,187	300	1,596	8	1,904

	809	86,862	208	87,879	342	56,601	179	57,122

Securitization liabilities at fair value	–	12,602	–	12,602	–	13,505	–	13,505

Financial liabilities designated at fair value through profit or loss	66	128,671	162	128,899	–	113,912	76	113,988

Obligations related to securities sold short 1	4,247	47,403	–	51,650	2,015	40,360	9	42,384

Obligations related to securities sold under repurchase agreements	–	8,588	–	8,588	–	5,126	–	5,126

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
2	Organisation for Economic Co-operation and Development (OECD).

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 56

(c)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period.
There were no significant transfers between Level 1 and Level 2 during the three and six months ended April 30, 2022 or the three months ended April 30, 2021. During the six months ended April 30, 2021,
$400
 million of fair value through other comprehensive income (FVOCI) Canadian government debt were transferred from Level 2 to Level 1.
There were no significant transfers between Level 2 and Level 3 during the three and six months ended April 30, 2022. During the three and six months ended April 30, 2021, transfers were made out of Level 3 and into Level 2 for trading deposits and equity contracts due to changes in the degree of observability of certain inputs in the fair value measurement of these instruments.
There were no other significant changes to the unobservable inputs and sensitivities for assets and liabilities classified as Level 3 during the three and six months ended April 30, 2022 and April 30, 2021.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 57

(d)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the three and six months ended April 30, 2022 and April 30, 2021.
Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at February 1 2022	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2022	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$17	$–	$–	$–	$(3)	$–	$–	$14	$–

Equity securities	–	–	–	27	–	–	–	27	–

17	–	–	27	(3)	–	–	41	–
Non-trading financial assets at fair value through profit or loss
Securities	873	(8)	–	34	(41)	–	–	858	(39)

Loans	3	–	–	–	–	–	–	3	–

876	(8)	–	34	(41)	–	–	861	(39)

Financial assets at fair value through other comprehensive income
Other debt securities	63	–	(1)	–	(3)	–	–	59	(1)

Equity securities	1,660	–	29	627	(26)	–	–	2,290	20
$1,723	$–	$28	$627	$(29)	$–	$–	$2,349	$19

FINANCIAL LIABILITIES

Trading deposits 6	$(183)	$15	$–	$(81)	$(1)	$(2)	$6	$(246)	$12
Derivatives 7
Interest rate contracts	(89)	(23)	–	–	(2)	–	18	(96)	–
Foreign exchange contracts	4	(5)	–	–	–	–	–	(1)	(2)
Equity contracts	(90)	(28)	–	–	–	2	23	(93)	(6)

Commodity contracts	45	44	–	–	(17)	–	–	72	38

(130)	(12)	–	–	(19)	2	41	(118)	30

Financial liabilities designated at fair value through profit or loss	(47)	(185)	–	(104)	174	–	–	(162)	(185)

Obligations related to securities sold short	–	–	–	–	–	–	–	–	–
Fair value as at November 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2022	Change in unrealized gains (losses) on instruments still held 5

Included in income	1	Included in OCI	2,3	Purchases/ Issuances	Sales/ Settlements	4	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Other debt securities	$6	$–	$–	$2	$(5)	$11	$–	$14	$–

Equity securities	33	–	–	27	(33)	–	–	27	–

39	–	–	29	(38)	11	–	41	–
Non-trading financial assets at fair value through profit or loss
Securities	760	28	–	122	(48)	–	(4)	858	(6)

Loans	3	–	–	–	–	–	–	3	–

763	28	–	122	(48)	–	(4)	861	(6)

Financial assets at fair value through other comprehensive income
Other debt securities	64	–	(1)	–	(4)	–	–	59	(1)

Equity securities	1,609	–	30	637	14	–	–	2,290	22
$1,673	$–	$29	$637	$10	$–	$–	$2,349	$21

FINANCIAL LIABILITIES

Trading deposits 6	$(141)	$5	$–	$(109)	$–	$(10)	$9	$(246)	$1
Derivatives 7
Interest rate contracts	(88)	(26)	–	–	–	–	18	(96)	(4)
Foreign exchange contracts	7	(8)	–	–	–	–	–	(1)	(3)
Equity contracts	(82)	(39)	–	–	(1)	1	28	(93)	(13)

Commodity contracts	31	66	–	–	(25)	–	–	72	56

(132)	(7)	–	–	(26)	1	46	(118)	36

Financial liabilities designated at fair value through profit or loss	(76)	(177)	–	(175)	266	–	–	(162)	(177)

Obligations related to securities sold short	(9)	–	–	–	9	–	–	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in accumulated other comprehensive income (AOCI).
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
Consists of derivative assets of $90 million (February 1, 2022/January 31, 2022 – $58 million; October 31, 2021/November 1, 2021 – $47 million) and derivative liabilities of $208 million (February 1, 2022/January 31, 2022 – $188 million; October 31, 2021/November 1, 2021 – $179 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 58

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities

(millions of Canadian dollars)	Fair value as at February 1 2021	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2021	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$–	$–	$–	$–	$–	$–	$–	$–	$–

Other debt securities	2	(1)	–	–	–	3	(1)	3	–

2	(1)	–	–	–	3	(1)	3	–
Non-trading financial assets at fair value through profit or loss
Securities	595	26	–	46	(5)	–	–	662	23

Loans	3	–	–	–	–	–	–	3	–

598	26	–	46	(5)	–	–	665	23

Financial assets at fair value through other comprehensive income
Other debt securities	23	–	1	–	–	–	–	24	1

Equity securities	1,535	–	4	4	(64)	–	–	1,479	5
$1,558	$–	$5	$4	$(64)	$–	$–	$1,503	$6

FINANCIAL LIABILITIES

Trading deposits5	$(5,024)	$(464)	$–	$(5)	$1,682	$–	$3,635	$(176)	$(21)
Derivatives6
Interest rate contracts	(96)	4	–	–	(4)	–	–	(96)	6
Foreign exchange contracts	5	5	–	–	–	–	(1)	9	6
Equity contracts	(1,072)	(310)	–	(23)	159	1	1,156	(89)	(258)

Commodity contracts	4	9	–	–	(2)	–	–	11	8

(1,159)	(292)	–	(23)	153	1	1,155	(165)	(238)

Financial liabilities designated at fair value through profit or loss	(31)	(65)	–	(96)	142	–	–	(50)	(65)

Obligations related to securities sold short	(1)	–	–	–	–	–	1	–	–
Fair value as at November 1 2020	Total realized and unrealized gains (losses)	Movements	Transfers	Fair value as at April 30 2021	Change in unrealized gains (losses) on instruments still held 4

Included in income	1	Included in OCI	2	Purchases/ Issuances	Sales/ Settlements	3	Into Level 3	Out of Level 3

FINANCIAL ASSETS

Trading loans, securities, and other
Government and government-related securities	$16	$2	$–	$–	$(18)	$–	$–	$–	$–

Other debt securities	3	–	–	1	(1)	2	(2)	3	–

19	2	–	1	(19)	2	(2)	3	–
Non-trading financial assets at fair value through profit or loss
Securities	571	29	–	74	(11)	–	(1)	662	21

Loans	3	–	–	–	–	–	–	3	–

574	29	–	74	(11)	–	(1)	665	21

Financial assets at fair value through other comprehensive income
Other debt securities	20	–	4	–	–	–	–	24	4

Equity securities	1,579	–	10	24	(134)	–	–	1,479	10
$1,599	$–	$14	$24	$(134)	$–	$–	$1,503	$14

FINANCIAL LIABILITIES

Trading deposits 5	$(4,649)	$(998)	$–	$(749)	$2,592	$(7)	$3,635	$(176)	$(24)
Derivatives 6
Interest rate contracts	(96)	3	–	–	(3)	–	–	(96)	7
Foreign exchange contracts	2	8	–	–	–	–	(1)	9	9
Equity contracts	(707)	(749)	–	(36)	239	8	1,156	(89)	(661)

Commodity contracts	(18)	27	–	–	1	–	1	11	13

(819)	(711)	–	(36)	237	8	1,156	(165)	(632)

Financial liabilities designated at fair value through profit or loss	(24)	(61)	–	(142)	177	–	–	(50)	(61)

Obligations related to securities sold short	–	–	–	–	–	(1)	1	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest Income on the Interim Consolidated Statement of Income.
2	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI.
3	Includes foreign exchange.
4	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
5	Issuances and repurchases of trading deposits are reported on a gross basis.
6
Consists of derivative assets of $28 million (February 1, 2021/January 31, 2021 – $576 million; October 31, 2020/November 1, 2020 – $381 million) and derivative liabilities of $193 million (February 1, 2021/January 31, 2021 – $1,735 million; October 31, 2020/November 1, 2020 – $1,200 million) which have been netted in this table for presentation purposes only.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 59

NOTE 5:  SECURITIES
(a)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at April 30, 2022 and October 31, 2021.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)							As at
			April 30, 2022				October 31, 2021
	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value	Cost/ amortized cost 1	Gross unrealized gains	Gross unrealized (losses)	Fair value
Government and government-related securities
Canadian government debt
Federal	$14,835	$43	$(102)	$14,776	$12,428	$98	$(7)	$12,519
Provinces	19,996	97	(120)	19,973	17,935	218	(10)	18,143
U.S. federal, state, municipal governments, and agencies debt	9,997	20	(174)	9,843	19,232	83	(15)	19,300
Other OECD government guaranteed debt	2,981	2	(23)	2,960	6,551	13	–	6,564

Mortgage-backed securities	164	–	–	164	1,251	3	–	1,254

	47,973	162	(419)	47,716	57,397	415	(32)	57,780
Other debt securities
Asset-backed securities	6,221	2	(32)	6,191	6,957	30	(6)	6,981

Corporate and other debt	8,244	21	(110)	8,155	8,054	68	(18)	8,104

	14,465	23	(142)	14,346	15,011	98	(24)	15,085

Total debt securities	62,438	185	(561)	62,062	72,408	513	(56)	72,865
Equity securities
Common shares	3,913	575	(53)	4,435	3,887	310	(80)	4,117

Preferred shares	1,099	31	(53)	1,077	470	43	(31)	482

	5,012	606	(106)	5,512	4,357	353	(111)	4,599
Total securities at fair value through other comprehensive income	$67,450	$791	$(667)	$67,574	$76,765	$866	$(167)	$77,464

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(b)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities as equity securities at FVOCI. The following table summarizes the fair value of equity securities designated at FVOCI as at April 30, 2022 and October 31, 2021, and dividend income recognized on these securities for the three and six months ended April 30, 2022 and April 30, 2021.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)		As at	For the three months ended		For the six months ended
	April 30, 2022	October 31, 2021	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
	Fair value		Dividend income recognized		Dividend income recognized
Common shares	$4,435	$4,117	$46	$40	$85	$70

Preferred shares	1,077	482	6	4	11	7
Total	$5,512	$4,599	$52	$44	$96	$77
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $35 million and $59 million during the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021 – $55 million and $59 million, respectively). The Bank realized a cumulative loss
 of $7 million and $5 million during the three and six months ended April 30, 2022, respectively (cumulative gain of $2 million during the three and six months ended April 30, 2021) and earned dividend income of $2 million during
 the three and six months ended April 30, 2022 (three and six months ended April 30, 2021 – nil).
(c)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The following table summarizes the net realized gains and losses for the three and six months ended April 30, 2022 and April 30, 2021, which are included in Other income (loss) on the Interim Consolidated Statement of Income.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Debt securities at amortized cost	$–	$(61)	$–	$(61)

Debt securities at fair value through other comprehensive income	–	14	10	34
Total	$–	$(47)	$10	$(27)

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 60

(d)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates
non-retail
credit risk on an individual borrower basis, using both a borrower risk rating (BRR) and facility risk rating, as detailed in the shaded area of the “Managing Risk” section of the 2021 MD&A. This system is used to assess all non-retail
exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 6 for details regarding the allowance and provision for credit losses on debt securities.

Debt Securities by Risk Ratings
(millions of Canadian dollars)											As at
	April 30, 2022						October 31, 2021
	Stage 1	Stage 2	Stage 3			Total	Stage 1	Stage 2	Stage 3		Total
Debt securities 1
Investment grade	$377,422	$–	$	n/a	2	$377,422	$339,426	$–	$	n/a	$339,426
Non-Investment grade	1,745	164		n/a		1,909	2,235	83		n/a	2,318
Watch and classified	n/a	76		n/a		76	n/a	62		n/a	62

Default	n/a	n/a		–		–	n/a	n/a		–	–

Total debt securities	379,167	240		–		379,407	341,661	145		–	341,806

Allowance for credit losses on debt securities at amortized cost	1	–		–		1	2	–		–	2

Total debt securities, net of allowance	$379,166	$240		$–		$379,406	$341,659	$145		$–	$341,804

1
Includes debt securities backed by government-guaranteed loans of $202 million (October 31, 2021 – $1 million), which are reported in
Non-Investment
grade or a lower risk rating based on the issuer’s credit risk.

2	Not applicable.
As at April 30, 2022, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $317,344 million (October 31, 2021 – $268,939 million), and debt securities measured at FVOCI of $62,062 million (October 31, 2021 – $72,865 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both April 30, 2022 and October 31, 2021, was insignificant.

NOTE 6:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
LOANS AND ACCEPTANCES
The following table provides details regarding the Bank’s loans and acceptances as at April 30, 2022 and October 31, 2021.
Loans and Acceptances

(millions of Canadian dollars)	As at
	April 30, 2022	October 31, 2021
Residential mortgages	$281,032	$268,340
Consumer instalment and other personal	196,782	189,864
Credit card	32,064	30,738

Business and government	261,170	240,070

	771,048	729,012
Customers’ liability under acceptances	19,515	18,448

Loans at FVOCI (Note 4)	1,587	1,602

Total loans and acceptances	792,150	749,062

Total allowance for loan losses	6,076	6,390

Total loans and acceptances, net of allowance	786,074	742,672
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the “Loans and Acceptances by Risk Ratings” table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at
	April 30, 2022	October 31, 2021
Loans at amortized cost	$261,170	$240,070
Customers’ liability under acceptances	19,515	18,448

Loans at FVOCI (Note 4)	1,587	1,602

Loans and acceptances	282,272	260,120

Allowance for loan and acceptances losses	2,635	2,751

Loans and acceptances, net of allowance	279,637	257,369

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 61

(b)
CREDIT QUALITY OF LOANS
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail
exposures, each borrower is assigned a BRR that reflects the probability of default (PD) of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2021 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s
21-point
BRR scale to risk levels and external ratings for
non-retail
exposures.
The following table provides the gross carrying amounts of loans, acceptances and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.
Loans and Acceptances by Risk Ratings

(millions of Canadian dollars)										As at
	April 30, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Residential mortgages 1,2,3
Low Risk	$231,822	$46	$	n/a	$231,868	$208,030	$4,113	$	n/a	$212,143
Normal Risk	37,579	5,559		n/a	43,138	38,922	9,768		n/a	48,690
Medium Risk	143	3,680		n/a	3,823	–	4,405		n/a	4,405
High Risk	1	1,472		293	1,766	–	2,380		266	2,646

Default	n/a	n/a		437	437	n/a	n/a		456	456

Total loans	269,545	10,757		730	281,032	246,952	20,666		722	268,340

Allowance for loan losses	130	75		50	255	35	175		51	261

Loans, net of allowance	269,415	10,682		680	280,777	246,917	20,491		671	268,079
Consumer instalment and other personal 4
Low Risk	110,200	1,509		n/a	111,709	94,425	1,397		n/a	95,822
Normal Risk	51,000	6,660		n/a	57,660	62,484	1,255		n/a	63,739
Medium Risk	15,024	4,146		n/a	19,170	18,201	3,917		n/a	22,118
High Risk	1,184	6,301		370	7,855	1,073	6,346		379	7,798

Default	n/a	n/a		388	388	n/a	n/a		387	387

Total loans	177,408	18,616		758	196,782	176,183	12,915		766	189,864

Allowance for loan losses	535	828		155	1,518	520	914		139	1,573

Loans, net of allowance	176,873	17,788		603	195,264	175,663	12,001		627	188,291
Credit card
Low Risk	5,954	10		n/a	5,964	5,467	7		n/a	5,474
Normal Risk	10,892	115		n/a	11,007	10,109	68		n/a	10,177
Medium Risk	9,569	768		n/a	10,337	8,909	1,158		n/a	10,067
High Risk	885	3,602		187	4,674	476	4,319		149	4,944

Default	n/a	n/a		82	82	n/a	n/a		76	76

Total loans	27,300	4,495		269	32,064	24,961	5,552		225	30,738

Allowance for loan losses	676	817		175	1,668	671	996		138	1,805

Loans, net of allowance	26,624	3,678		94	30,396	24,290	4,556		87	28,933
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	119,736	120		n/a	119,856	110,129	699		n/a	110,828
Non-Investment grade or Medium Risk	141,286	10,439		n/a	151,725	125,638	12,149		n/a	137,787
Watch and classified or High Risk	130	9,792		76	9,998	108	10,547		70	10,725

Default	n/a	n/a		693	693	n/a	n/a		780	780

Total loans and acceptances	261,152	20,351		769	282,272	235,875	23,395		850	260,120

Allowance for loan and acceptances losses	1,005	1,305		325	2,635	1,037	1,407		307	2,751

Loans and acceptances, net of allowance	260,147	19,046		444	279,637	234,838	21,988		543	257,369
Total loans and acceptances 6	735,405	54,219		2,526	792,150	683,971	62,528		2,563	749,062

Total allowance for loan losses 6,7	2,346	3,025		705	6,076	2,263	3,492		635	6,390
Total loans and acceptances, net of allowance 6	$733,059	$51,194		$1,821	$786,074	$681,708	$59,036		$1,928	$742,672

1
Includes impaired loans with a balance of $72 million (October 31, 2021 – $86 million) which did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
Excludes trading loans and
non-trading
loans at fair value through profit or loss (FVTPL) with a fair value of $12 billion (October 31, 2021 – $12 billion) and $4 billion (October 31, 2021 – $2 billion), respectively.

3	Includes insured mortgages of $80 billion (October 31, 2021 – $82 billion).
4	Includes Canadian government-insured real estate personal loans of $10 billion (October 31, 2021 – $10 billion).
5
Includes loans guaranteed by government agencies of $28 billion (October 31, 2021 – $26 billion), which are primarily reported in
Non-Investment
grade or a lower risk rating based on the borrowers’ credit risk.

6
Stage 3 includes acquired credit-impaired (ACI) loans of $129 million (October 31, 2021 – $152 million) and a related allowance for loan losses of $3 million (October 31, 2021 – $6 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil (October 31, 2021 – nil).

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 62

Loans and Acceptances by Risk Ratings
(Continued)
–
Off-Balance
Sheet Credit Instruments
1

(millions of Canadian dollars)										As at
	April 30, 2022					October 31, 2021
	Stage 1	Stage 2	Stage 3		Total	Stage 1	Stage 2	Stage 3		Total
Retail Exposures 2
Low Risk	$242,925	$615	$	n/a	$243,540	$222,348	$232	$	n/a	$222,580
Normal Risk	76,358	977		n/a	77,335	80,529	501		n/a	81,030
Medium Risk	12,498	778		n/a	13,276	13,993	551		n/a	14,544
High Risk	896	927		–	1,823	890	1,004		–	1,894
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	207,161	–		n/a	207,161	195,293	–		n/a	195,293
Non-Investment grade	80,803	3,678		n/a	84,481	80,076	5,329		n/a	85,405
Watch and classified	329	3,846		–	4,175	38	5,097		–	5,135

Default	n/a	n/a		55	55	n/a	n/a		86	86
Total off-balance sheet credit instruments	620,970	10,821		55	631,846	593,167	12,714		86	605,967
Allowance for off-balance sheet credit instruments	399	433		2	834	386	467		3	856
Total off-balance sheet credit instruments, net of allowance	$620,571	$10,388		$53	$631,012	$592,781	$12,247		$83	$605,111

1	Excludes mortgage commitments.
2	Includes $333 billion (October 31, 2021 – $318 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
3	Includes $47 billion (October 31, 2021 – $48 billion) of the undrawn component of uncommitted credit and liquidity facilities.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 6 3

(c)
ALLOWANCE FOR CREDIT LOSSES
The following table provides details on the Bank’s allowance for credit losses as at and for the three and six months ended April 30, 2022 and April 30, 2021, including allowance for off-balance
sheet instruments in the applicable categories.
Allowance for Credit Losses

(millions of Canadian dollars)	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period	Balance at beginning of period	Provision for credit losses	Write-offs, net of recoveries	Foreign exchange, disposals, and other adjustments	Balance at end of period
	For the three months ended
	April 30, 2022					April 30, 2021
Residential mortgages	$250	$2	$2	$1	$255	$301	$(49)	$(3)	$(4)	$245
Consumer instalment and other personal	1,592	113	(116)	6	1,595	2,038	(48)	(142)	(32)	1,816
Credit card	2,328	34	(163)	14	2,213	2,931	(95)	(199)	(74)	2,563

Business and government	2,971	(122)	(14)	12	2,847	3,667	(182)	(49)	(91)	3,345
Total allowance for loan losses, including off-balance sheet instruments	7,141	27	(291)	33	6,910	8,937	(374)	(393)	(201)	7,969
Debt securities at amortized cost	2	(1)	–	–	1	2	–	–	–	2

Debt securities at FVOCI	5	1	–	–	6	6	(3)	–	1	4
Total allowance for credit losses on debt securities	7	–	–	–	7	8	(3)	–	1	6
Total allowance for credit losses	$7,148	$27	$(291)	$33	$6,917	$8,945	$(377)	$(393)	$(200)	$7,975
Comprising:
Allowance for credit losses on loans at amortized cost	$6,239				$6,076	$7,932				$6,998
Allowance for credit losses on loans at FVOCI	–				–	1				1

Allowance for loan losses	6,239				6,076	7,933				6,999

Allowance for off-balance sheet instruments	902				834	1,004				970
Allowance for credit losses on debt securities	7				7	8				6

	For the six months ended
	April 30, 2022					April 30, 2021
Residential mortgages	$261	$(8)	$–	$2	$255	$302	$(43)	$(6)	$(8)	$245
Consumer instalment and other personal	1,649	165	(241)	22	1,595	2,112	103	(325)	(74)	1,816
Credit card	2,314	151	(307)	55	2,213	3,184	(47)	(414)	(160)	2,563

Business and government	3,022	(207)	(28)	60	2,847	3,779	(75)	(166)	(193)	3,345
Total allowance for loan losses, including off-balance sheet instruments	7,246	101	(576)	139	6,910	9,377	(62)	(911)	(435)	7,969
Debt securities at amortized cost	2	(1)	–	–	1	2	–	–	–	2

Debt securities at FVOCI	7	(1)	–	–	6	5	(2)	–	1	4
Total allowance for credit losses on debt securities	9	(2)	–	–	7	7	(2)	–	1	6
Total allowance for credit losses	$7,255	$99	$(576)	$139	$6,917	$9,384	$(64)	$(911)	$(434)	$7,975
Comprising:
Allowance for credit losses on loans at amortized cost	$6,390				$6,076	$8,289				$6,998
Allowance for credit losses on loans at FVOCI	–				–	1				1

Allowance for loan losses	6,390				6,076	8,290				6,999

Allowance for off-balance sheet instruments	856				834	1,087				970
Allowance for credit losses on debt securities	9				7	7				6

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 64

(d)
ALLOWANCE FOR LOAN LOSSES BY STAGE
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the three months ended April 30, 2022 and April 30, 2021.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the three months ended
April 30, 2022	April 30, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$30	$175	$45	$250	$26	$214	$61	$301
Provision for credit losses
Transfer to Stage 1 2	56	(55)	(1)	–	36	(35)	(1)	–
Transfer to Stage 2	(3)	5	(2)	–	(6)	12	(6)	–
Transfer to Stage 3	–	(1)	1	–	–	(3)	3	–
Net remeasurement due to transfers into stage 3	(7)	2	–	(5)	(7)	2	–	(5)
New originations or purchases 4	12	n/a	n/a	12	2	n/a	n/a	2
Net repayments 5	(1)	(1)	–	(2)	(1)	(1)	–	(2)
Derecognition of financial assets (excluding disposals and write-offs) 6	(1)	(7)	(5)	(13)	(3)	(11)	(35)	(49)
Changes to risk, parameters, and models 7	43	(43)	10	10	(24)	(10)	39	5
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1)	(1)	–	–	(4)	(4)
Recoveries	–	–	3	3	–	–	1	1
Foreign exchange and other adjustments	1	–	–	1	–	(2)	(2)	(4)
Balance at end of period	$130	$75	$50	$255	$23	$166	$56	$245
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$549	$883	$160	$1,592	$529	$1,333	$176	$2,038
Provision for credit losses
Transfer to Stage 1 2	190	(189)	(1)	–	364	(362)	(2)	–
Transfer to Stage 2	(47)	64	(17)	–	(24)	39	(15)	–
Transfer to Stage 3	(3)	(56)	59	–	(3)	(53)	56	–
Net remeasurement due to transfers into stage 3	(58)	53	2	(3)	(108)	30	3	(75)
New originations or purchases 4	65	n/a	n/a	65	55	n/a	n/a	55
Net repayments 5	(20)	(18)	(3)	(41)	(25)	(27)	(5)	(57)
Derecognition of financial assets (excluding disposals and write-offs) 6	(20)	(42)	(14)	(76)	(19)	(41)	(12)	(72)
Changes to risk, parameters, and models 7	(90)	173	85	168	(171)	181	91	101
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(192)	(192)	–	–	(233)	(233)
Recoveries	–	–	76	76	–	–	91	91
Foreign exchange and other adjustments	2	4	–	6	(11)	(18)	(3)	(32)
Balance, including off-balance sheet instruments, at end of period	568	872	155	1,595	587	1,082	147	1,816
Less: Allowance for off-balance sheet instruments 8	33	44	–	77	25	88	–	113
Balance at end of period	$535	$828	$155	$1,518	$562	$994	$147	$1,703
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$897	$1,269	$162	$2,328	$842	$1,867	$222	$2,931
Provision for credit losses
Transfer to Stage 1 2	373	(368)	(5)	–	385	(380)	(5)	–
Transfer to Stage 2	(68)	77	(9)	–	(41)	55	(14)	–
Transfer to Stage 3	(4)	(172)	176	–	(2)	(175)	177	–
Net remeasurement due to transfers into stage 3	(107)	104	5	2	(118)	70	3	(45)
New originations or purchases 4	38	n/a	n/a	38	26	n/a	n/a	26
Net repayments 5	(15)	(1)	5	(11)	(52)	(7)	6	(53)
Derecognition of financial assets (excluding disposals and write-offs) 6	(10)	(24)	(37)	(71)	(12)	(36)	(54)	(102)
Changes to risk, parameters, and models 7	(189)	225	40	76	(152)	166	65	79
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(241)	(241)	–	–	(288)	(288)
Recoveries	–	–	78	78	–	–	89	89
Foreign exchange and other adjustments	6	7	1	14	(24)	(43)	(7)	(74)
Balance, including off-balance sheet instruments, at end of period	921	1,117	175	2,213	852	1,517	194	2,563
Less: Allowance for off-balance sheet instruments 8	245	300	–	545	187	326	–	513
Balance at end of period	$676	$817	$175	$1,668	$665	$1,191	$194	$2,050

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information and Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 65

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the three months ended
April 30, 2022	April 30, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,181	$1,471	$319	$2,971	$1,450	$1,877	$340	$3,667
Provision for credit losses
Transfer to Stage 1 3	122	(122)	–	–	127	(125)	(2)	–
Transfer to Stage 2	(84)	91	(7)	–	(124)	127	(3)	–
Transfer to Stage 3	–	(22)	22	–	–	(38)	38	–
Net remeasurement due to transfers into stage 3	(27)	15	–	(12)	(31)	40	–	9
New originations or purchases 3	222	n/a	n/a	222	239	n/a	n/a	239
Net repayments 3	13	(17)	(6)	(10)	(13)	(62)	(18)	(93)
Derecognition of financial assets (excluding disposals and write-offs) 3	(148)	(126)	(89)	(363)	(181)	(186)	(112)	(479)
Changes to risk, parameters, and models 3	(160)	96	105	41	(143)	101	184	142
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(28)	(28)	–	–	(60)	(60)
Recoveries	–	–	14	14	–	–	11	11
Foreign exchange and other adjustments	7	8	(3)	12	(37)	(45)	(9)	(91)
Balance, including off-balance sheet instruments, at end of period	1,126	1,394	327	2,847	1,287	1,689	369	3,345
Less: Allowance for off-balance sheet instruments 4	121	89	2	212	169	149	26	344
Balance at end of period	1,005	1,305	325	2,635	1,118	1,540	343	3,001
Total Allowance, including off-balance sheet instruments, at end of period	2,745	3,458	707	6,910	2,749	4,454	766	7,969
Less: Total Allowance for off-balance sheet instruments 4	399	433	2	834	381	563	26	970
Total Allowance for Loan Losses at end of period	$2,346	$3,025	$705	$6,076	$2,368	$3,891	$740	$6,999

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 66

The following table provides details on the Bank’s allowance for loan losses by stage as at and for the six months ended April 30, 2022 and April 30, 2021.
Allowance for Loan Losses by Stage

(millions of Canadian dollars)	For the six months ended
April 30, 2022	April 30, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$35	$175	$51	$261	$32	$205	$65	$302
Provision for credit losses
Transfer to Stage 1 2	79	(78)	(1)	–	52	(51)	(1)	–
Transfer to Stage 2	(7)	12	(5)	–	(18)	29	(11)	–
Transfer to Stage 3	–	(5)	5	–	–	(7)	7	–
Net remeasurement due to transfers into stage 3	(11)	5	–	(6)	(10)	5	–	(5)
New originations or purchases 4	16	n/a	n/a	16	5	n/a	n/a	5
Net repayments 5	(2)	(2)	–	(4)	(4)	(2)	–	(6)
Derecognition of financial assets (excluding disposals and write-offs) 6	(2)	(11)	(16)	(29)	(4)	(19)	(40)	(63)
Changes to risk, parameters, and models 7	21	(22)	16	15	(28)	12	42	26
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(4)	(4)	–	–	(8)	(8)
Recoveries	–	–	4	4	1	(3)	4	2
Foreign exchange and other adjustments	1	1	–	2	(3)	(3)	(2)	(8)
Balance at end of period	$130	$75	$50	$255	$23	$166	$56	$245
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$550	$960	$139	$1,649	$595	$1,330	$187	$2,112
Provision for credit losses
Transfer to Stage 1 2	394	(392)	(2)	–	633	(628)	(5)	–
Transfer to Stage 2	(81)	109	(28)	–	(67)	98	(31)	–
Transfer to Stage 3	(4)	(109)	113	–	(5)	(105)	110	–
Net remeasurement due to transfers into stage 3	(108)	86	4	(18)	(210)	79	4	(127)
New originations or purchases 4	121	n/a	n/a	121	106	n/a	n/a	106
Net repayments 5	(40)	(38)	(6)	(84)	(50)	(54)	(8)	(112)
Derecognition of financial assets (excluding disposals and write-offs) 6	(42)	(90)	(27)	(159)	(40)	(79)	(19)	(138)
Changes to risk, parameters, and models 7	(229)	332	202	305	(352)	481	245	374
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(389)	(389)	–	–	(491)	(491)
Recoveries	–	–	148	148	–	–	166	166
Foreign exchange and other adjustments	7	14	1	22	(23)	(40)	(11)	(74)
Balance, including off-balance sheet instruments, at end of period	568	872	155	1,595	587	1,082	147	1,816
Less: Allowance for off-balance sheet instruments 8	33	44	–	77	25	88	–	113
Balance at end of period	$535	$828	$155	$1,518	$562	$994	$147	$1,703
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$878	$1,298	$138	$2,314	$799	$2,181	$204	$3,184
Provision for credit losses
Transfer to Stage 1 2	697	(688)	(9)	–	763	(753)	(10)	–
Transfer to Stage 2	(126)	143	(17)	–	(83)	112	(29)	–
Transfer to Stage 3	(10)	(319)	329	–	(4)	(355)	359	–
Net remeasurement due to transfers into stage 3	(203)	185	9	(9)	(279)	132	5	(142)
New originations or purchases 4	109	n/a	n/a	109	53	n/a	n/a	53
Net repayments 5	(5)	–	9	4	(61)	(9)	12	(58)
Derecognition of financial assets (excluding disposals and write-offs) 6	(33)	(75)	(72)	(180)	(24)	(72)	(99)	(195)
Changes to risk, parameters, and models 7	(408)	545	90	227	(267)	382	180	295
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(462)	(462)	–	–	(570)	(570)
Recoveries	–	–	155	155	–	–	156	156
Foreign exchange and other adjustments	22	28	5	55	(45)	(101)	(14)	(160)
Balance, including off-balance sheet instruments, at end of period	921	1,117	175	2,213	852	1,517	194	2,563
Less: Allowance for off-balance sheet instruments 8	245	300	–	545	187	326	–	513
Balance at end of period	$676	$817	$175	$1,668	$665	$1,191	$194	$2,050

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g., PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information and Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
9
Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 of the Bank’s 2021 Annual Consolidated Financial Statements for further details.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the six months ended
April 30, 2022	April 30, 2021
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2
Balance, including off-balance sheet instruments, at beginning of period	$1,186	$1,526	$310	$3,022	$1,499	$1,858	$422	$3,779
Provision for credit losses
Transfer to Stage 1 3	209	(208)	(1)	–	230	(227)	(3)	–
Transfer to Stage 2	(183)	192	(9)	–	(262)	269	(7)	–
Transfer to Stage 3	(1)	(41)	42	–	(3)	(65)	68	–
Net remeasurement due to transfers into stage 3	(47)	31	–	(16)	(57)	77	(2)	18
New originations or purchases 3	478	n/a	n/a	478	561	n/a	n/a	561
Net repayments 3	17	(33)	(30)	(46)	(6)	(69)	(67)	(142)
Derecognition of financial assets (excluding disposals and write-offs) 3	(356)	(279)	(162)	(797)	(380)	(368)	(174)	(922)
Changes to risk, parameters, and models 3	(206)	171	209	174	(216)	305	321	410
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(54)	(54)	–	–	(191)	(191)
Recoveries	–	–	26	26	–	–	25	25
Foreign exchange and other adjustments	29	35	(4)	60	(79)	(91)	(23)	(193)
Balance, including off-balance sheet instruments, at end of period	1,126	1,394	327	2,847	1,287	1,689	369	3,345
Less: Allowance for off-balance sheet instruments 4	121	89	2	212	169	149	26	344
Balance at end of period	1,005	1,305	325	2,635	1,118	1,540	343	3,001
Total Allowance, including off-balance sheet instruments, at end of period	2,745	3,458	707	6,910	2,749	4,454	766	7,969
Less: Total Allowance for off-balance sheet instruments 4	399	433	2	834	381	563	26	970
Total Allowance for Loan Losses at end of period	$2,346	$3,025	$705	$6,076	$2,368	$3,891	$740	$6,999

1	Includes allowance for loan losses related to ACI loans.
2	Includes allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses by Stage” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

(e)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporated in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 of the Bank’s 2021 Annual Consolidated Financial Statements for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining
4-year
forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at April 30, 2022. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. The economy has made substantial progress in recovering from the economic shock caused by the
COVID-19
pandemic. However, as the economic risks from the pandemic recede, rising geopolitical tensions and heightened inflationary pressures pose new uncertainties to the economic outlook.
Macroeconomic Variables

	As at
	April 30, 2022
	Base Forecast		Upside Scenario		Downside Scenario
	Average Q2 2022- Q1 2023 1	Remaining 4-year period 1	Average Q2 2022- Q1 2023 1	Remaining 4-year period 1	Average Q2 2022- Q1 2023 1	Remaining 4-year period 1
Unemployment rate
Canada	5.3%	5.8%	5.3%	5.4%	6.1%	6.2%
United States	3.5	3.8	3.4	3.5	4.3	4.3
Real GDP
Canada	4.1	1.9	5.1	1.9	2.7	2.3
United States	2.9	1.9	3.9	1.9	1.7	2.2
Home prices
Canada (average existing price) 2	11.3	1.6	13.1	2.0	11.1	2.2
United States (CoreLogic HPI) 3	8.0	3.0	10.9	3.0	7.9	3.6
Central bank policy interest rate
Canada	1.63	1.81	1.63	2.25	2.25	1.55
United States	1.63	2.06	1.38	2.45	2.44	1.63
U.S. 10-year treasury yield	2.33	2.24	2.59	2.39	2.28	2.13
U.S. 10-year BBB spread (%-pts)	1.76	1.80	1.70	1.72	2.23	1.77

Exchange rate (U.S. dollar/Canadian dollar)	$0.80	$0.80	$0.81	$0.81	$0.79	$0.80

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 68

(f)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSE
S
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs.
The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance
sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity
and sensitivity to using macroeconomic forecasts.
Change from Base to Probability-Weighted ECLs

(millions of Canadian dollars, except as noted)	As at
	April 30, 2022	October 31, 2021
Probability-weighted ECLs	$6,203	$6,608

Base ECLs	6,055	6,412
Difference – in amount	$148	$196
Difference – in percentage	2.4%	3.1%
ECLs for performing loans and
off-balance
sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance
sheet instruments calculated using
twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.
Incremental Lifetime ECLs Impact

(millions of Canadian dollars)		As at
	April 30, 2022	October 31, 2021
Probability-weighted ECLs	$6,203	$6,608

All performing loans and off-balance sheet instruments using 12-month ECLs	4,621	4,903
Incremental lifetime ECLs impact	$1,582	$1,705

(g)
FORECLOSED ASSETS
Foreclosed assets are repossessed
non-financial
assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $47 million as at April 30, 2022 (October 31, 2021 – $53 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.
(h)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1
(millions of Canadian dollars)						As at
	April 30, 2022			October 31, 2021
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$202	$73	$275	$229	$62	$291
Consumer instalment and other personal	471	170	641	512	156	668
Credit card	195	128	323	186	113	299

Business and government	186	166	352	785	139	924
Total	$1,054	$537	$1,591	$1,712	$470	$2,182

1	Includes loans that are measured at FVOCI.
(i)
TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION
Canada Emergency Business Account Program
Under the Canada Emergency Business Account (CEBA) Program, with funding provided by Her Majesty in Right of Canada (the “Government of Canada”) and Export Development Canada as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000. On January 12, 2022, it was announced that the repayment deadline for CEBA loans to qualify for partial loan forgiveness is being extended from December 31, 2022 to December 31, 2023 for all eligible borrowers in good standing. If the loan is not repaid by December 31, 2023, it will be extended for an additional
2-year
term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to pass-through collections on the CEBA loans and is otherwise non-recourse
to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 69

NOTE 7:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month
lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.
As at April 30, 2022, the Bank’s reported investment in Schwab was 13.37% (October 31, 2021 – 13.41%) of the outstanding voting and non-voting
common shares of Schwab with a fair value of $22 billion (US$17 billion) (October 31, 2021 – $26 billion (US$21 billion)) based on the closing price of US$66.33 (October 31, 2021 – US$82.03) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions. In addition, the Schwab IDA Agreement has an initial expiration date of July 1, 2031.

The condensed financial statements of Schwab, based on its most recent published consolidated financial statements, are included in the following tables. The carrying value of the Bank’s investment in Schwab of $9.7 billion as at April 30, 2022 (October 31, 2021 – $11.1 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $202 million and $433 million during the three and six months ended April 30, 2022, respectively (three and six months ended April 30, 2021 – $222 million and $391 million, respectively), reflects net income after adjustments for amortization of certain intangibles net of tax.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	March 31 2022	September 30 2021
Assets
Receivables from brokerage clients, net	$104,936	$107,118
Available for sale securities	339,572	466,536
Other assets	405,454	178,247
Total assets	$849,962	$751,901
Liabilities
Bank deposits	$581,445	$489,192
Payables to brokerage clients	156,408	139,913
Other liabilities	52,073	51,706

Total liabilities	789,926	680,811

Stockholders’ equity	60,036	71,090
Total liabilities and stockholders’ equity	$849,962	$751,901

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	March 31 2022	March 31 2021	March 31 2022	March 31 2021
Net Revenues
Net interest revenue	$2,764	$2,420	$5,463	$4,777
Asset management and administration fees	1,352	1,287	2,751	2,573

Trading revenue and other	1,800	2,265	3,635	4,063

Total net revenues	5,916	5,972	11,849	11,413
Expenses Excluding Interest
Compensation and benefits	1,958	1,811	3,721	3,633

Other	1,630	1,678	3,250	3,375

Total expenses excluding interest	3,588	3,489	6,971	7,008
Income before taxes on income	2,328	2,483	4,878	4,405

Taxes on income	553	603	1,111	1,047

Net income	1,775	1,880	3,767	3,358

Preferred stock dividends and other	157	122	322	233

Net Income available to common stockholders	1,618	1,758	3,445	3,125

Other comprehensive income (loss)	(12,582)	(5,720)	(15,558)	(6,100)
Total comprehensive income (loss)	$(10,964)	$(3,962)	$(12,113)	$(2,975)
Earnings per common shares outstanding – basic (Canadian dollars)	$0.85	$0.93	$1.82	$1.67
Earnings per common shares outstanding – diluted (Canadian dollars)	0.85	0.93	1.81	1.67

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 70

NOTE 8:  SIGNIFICANT OR PENDING ACQUISITIONS

Acquisition of First Horizon Corporation
On February 28, 2022, the Bank and First Horizon Corporation (“First Horizon”) announced a definitive agreement for the Bank to acquire First Horizon in an all-cash
transaction valued at US$13.4 billion, or US$25.00 for each common share of First Horizon. In connection with this transaction, the Bank has invested US$494 million in non-voting
First Horizon preferred stock (convertible in certain circumstances into up to 4.9% of First Horizon’s common stock). The transaction is expected to close in the first quarter of fiscal 2023, and is subject to customary closing conditions, including approvals from First Horizon’s shareholders and U.S. and Canadian regulatory authorities. The results of the acquired business will be consolidated by the Bank from the closing date and reported in the U.S. Retail segment.
If the transaction does not close prior to November 27, 2022, First Horizon shareholders will receive, at closing, an additional US$0.65 per share on an annualized basis for the period from November 27, 2022 through the day immediately prior to the closing. Either party will have the right to terminate the agreement if the transaction has not closed by February 27, 2023 (the “outside date”), subject to the right of either party (under certain conditions) to extend the outside date to May 27, 2023.

NOTE 9:  GOODWILL

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail 1	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2020	$2,846	$14,142	$160	$17,148
Additions (disposals)	40	–	116	156
Foreign currency translation adjustments and other	(62)	(1,008)	(2)	(1,072)

Carrying amount of goodwill as at October 31, 2021 2	$2,824	$13,134	$274	$16,232
Foreign currency translation adjustments and other	30	486	5	521
Carrying amount of goodwill as at April 30, 2022 2	$2,854	$13,620	$279	$16,753

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at April 30, 2022 and October 31, 2021 was nil.

NOTE 10:

OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	April 30 2022	October 31 2021
Accounts receivable and other items	$13,440	$9,144
Accrued interest	2,396	2,196
Current income tax receivable	5,678	1,862
Defined benefit asset	1,676	637
Insurance-related assets, excluding investments	1,873	2,040
Prepaid expenses	1,439	1,300
Total	$26,502	$17,179

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 71

NOTE 11:

DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal and are in general chequing accounts. Notice deposits are those for which the Bank can legally require notice prior to withdrawal and are in general savings accounts. Term deposits are payable on a given date of maturity and are purchased by customers to earn interest over a fixed period, with terms ranging from one day to ten years and generally include fixed term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at April 30, 2022, was $338 billion (October 31, 2021 – $283 billion).
Deposits

(millions of Canadian dollars)	As at
	By Type			By Country			April 30 2022	October 31 2021
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$23,987	$581,128	$53,337	$307,932	$350,520	$–	$658,452	$633,498
Banks	11,891	293	13,878	24,382	194	1,486	26,062	20,917
Business and government 2	139,832	208,249	151,143	345,574	151,797	1,853	499,224	470,710
	175,710	789,670	218,358	677,888	502,511	3,339	1,183,738	1,125,125
Trading	–	–	19,553	12,215	1,903	5,435	19,553	22,891
Designated at fair value through profit or loss 3	–	–	128,667	43,384	49,682	35,601	128,667	113,905
Total	$175,710	$789,670	$366,578	$733,487	$554,096	$44,375	$1,331,958	$1,261,921
Non-interest-bearing deposits included above
In domestic offices							$76,231	$72,705
In foreign offices							88,936	82,756
Interest-bearing deposits included above
In domestic offices							657,256	626,562
In foreign offices							509,525	479,890
U.S. federal funds deposited							10	8
Total 2,4							$1,331,958	$1,261,921

1
Includes $64.5 billion (October 31, 2021 – $43.1 billion) of senior debt which is subject to the bank recapitalization
“bail-in”
regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes $28.1 billion relating to covered bondholders (October 31, 2021 – $25.1 billion) and nil (October 31, 2021 – $0.5 billion) due to TD Capital Trust lV.
3
Financial liabilities designated at FVTPL on the Interim Consolidated Balance Sheet also includes $232 million (October 31, 2021 – $83 million) of loan commitments, financial guarantees, and other liabilities designated at FVTPL.

4	Includes deposits of $762 billion (October 31, 2021 – $719 billion) denominated in U.S. dollars and $63 billion (October 31, 2021 – $44 billion) denominated in other foreign currencies.
Redemption of TD Capital Trust IV Notes – Series 2
On November 1, 2021, TD Capital Trust IV redeemed all of the outstanding $450 million TD Capital Trust IV Notes – Series 2.
The proceeds from the issuance of TD Capital Trust IV Notes – Series 2 were invested in Bank deposit notes which were redeemed on November 1, 2021. On December 8, 2021, TD Capital Trust IV was dissolved.

NOTE 12:  OTHER LIABILITIES
Other Liabilities

(millions of Canadian dollars)	As at
	April 30 2022	October 31 2021
Accounts payable, accrued expenses, and other items 1	$6,946	$7,499
Accrued interest	788	714
Accrued salaries and employee benefits	3,369	4,151
Cheques and other items in transit	2,833	2,667
Current income tax payable	54	82
Deferred tax liabilities	223	244
Defined benefit liability	1,518	1,592
Lease liabilities	5,408	5,473
Liabilities related to structured entities	5,649	4,407

Provisions	1,289	1,304
Total	$28,077	$28,133

1	Includes dividends and distributions payable of $1,562 million as at April 30, 2022 (October 31, 2021 – $ 1,404 million).

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 72

NOTE 13:  EQUITY
The following table summarizes the changes to the shares and other equity instruments issued and outstanding, and treasury instruments held as at and for the three and six months ended April 30, 2022 and April 30, 2021.
Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held

(millions of shares or other equity instruments and millions of Canadian dollars)	For the three months ended				For the six months ended
	April 30, 2022		April 30, 2021		April 30, 2022		April 30, 2021
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of period	1,818.8	$23,170	1,818.5	$22,645	1,823.9	$23,066	1,816.1	$22,487
Proceeds from shares issued on exercise of stock options	0.1	14	0.7	44	1.3	90	1.6	90
Shares issued as a result of dividend reinvestment plan	1.3	114	1.2	101	2.5	236	2.7	213

Purchase of shares for cancellation and other	(13.5)	(171)	–	–	(21.0)	(265)	–	–
Balance as at end of period – common shares	1,806.7	$23,127	1,820.4	$22,790	1,806.7	$23,127	1,820.4	$22,790
Preferred Shares and Other Equity Instruments

Preferred Shares – Class A
Balance as at beginning of period	158.0	$3,950	226.0	$5,650	158.0	$3,950	226.0	$5,650
Issue of shares1	0.8	850	–	–	0.8	850	–	–
Redemption of shares	–	–	(28.0)	(700)	–	–	(28.0)	(700)

Balance as at end of period	158.8	$4,800	198.0	$4,950	158.8	$4,800	198.0	$4,950

Other Equity Instruments 2
Balance as at beginning and end of period	1.8	$1,750	–	$–	1.8	$1,750	–	$–

Balance as at end of period – preferred shares and other equity instruments	160.6	$6,550	198.0	$4,950	160.6	$6,550	198.0	$4,950
Treasury – common shares 3
Balance as at beginning of period	2.3	$(188)	2.5	$(171)	1.9	$(152)	0.5	$(37)
Purchase of shares	30.7	(3,088)	33.4	(2,688)	61.2	(6,024)	78.1	(5,833)

Sale of shares	(30.2)	3,033	(34.2)	2,736	(60.3)	5,933	(76.9)	5,747
Balance as at end of period – treasury – common shares	2.8	$(243)	1.7	$(123)	2.8	$(243)	1.7	$(123)
Treasury – preferred shares and other equity instruments 3
Balance as at beginning of period	0.2	$(6)	0.2	$(4)	0.1	$(10)	0.1	$(4)
Purchase of shares and other equity instruments	0.9	(61)	1.8	(45)	1.7	(90)	3.3	(79)

Sale of shares and other equity instruments	(0.9)	54	(1.8)	44	(1.6)	87	(3.2)	78
Balance as at end of period – treasury – preferred shares and other equity instruments	0.2	$(13)	0.2	$(5)	0.2	$(13)	0.2	$(5)

1
Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares Non-Viability Contingent Capital, Series 27 (the “Series 27 Shares”) were issued by the Bank on April 4, 2022, at a price of
 $1,000
per share, with semi-annual non-cumulative cash dividends on these shares, if declared, payable at a per annum rate of
 5.75% for the initial period ending October 31, 2027. Thereafter, the dividend rate will reset every five years equal to the then five-year Government of Canada bond yield plus 3.317%. The Series 27 Shares are redeemable by the Bank, subject to regulatory approval, at $
1,000
per share during the period from
October 2, 2027
to and including October 31, 2027, and during the period from October 1 to and including October 31 every 5th year thereafter.

2	Consists of Limited Recourse Capital Notes (LRCNs). For LRCNs, the number of shares represents the number of notes issued.
3	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

DIVIDENDS
On May 25, 2022, the Board approved a dividend in an amount of eighty nine cents
(89
cents) per fully paid common share in the capital stock of the Bank for the quarter ending July 31, 2022, payable on and after July 31, 2022, to shareholders of record at the close of business on July 8, 2022.
DIVIDEND REINVESTMENT PLAN
The Bank offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between 0% to 5% at the Bank’s discretion, or from the open market at market price. The Bank has determined that, beginning with the dividend approved on May 25, 2022 for the quarter ending July 31, 2022, and until further announcement, the Bank will issue the common shares from treasury and will apply a 2% discount to the average market price of such common shares.
NORMAL COURSE ISSUER BID
On January 7, 2022, the Bank announced that the Toronto Stock Exchange and OSFI had approved the Bank’s previously announced normal course issuer bid (NCIB) to repurchase for cancellation up to 50 million of its common shares.
During the three months ended April 30, 2022, the Bank repurchased 13.5 million common shares under the NCIB, at an average price of $105.95 per share
,
for a total amount of $1.4
billion
, which represents a $1.3
billion
premium over the share capital amount. During the six months ended April 30, 2022, the Bank repurchased 21 million common shares under the NCIB, at an average price of $104.50 per share,
for a total amount of $2.2
billion
, which represents a $1.9
billion
premium over the share capital amount.
Concurrent with the announcement of the Bank’s acquisition of First Horizon on February 28, 2022, the Bank’s automatic share purchase plan established under its NCIB automatically terminated pursuant to its terms.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 73

NOTE 14:  SHARE-BASED COMPENSATION
For the three and six months ended April 30, 2022, the Bank recognized compensation expense for stock option awards of $8.3 million and $18.4 million, respectively (three and six months ended April 30, 2021 – $5.9 million and $15.9 million, respectively). During the three months ended April 30, 2022 and April 30, 2021, nil stock options were granted by the Bank. During the six months ended April 30, 2022, 2.5 million (six months ended April 30, 2021 – 2.2 million) stock options were granted by the Bank at a weighted-average fair value of $12.41 per option (April 30, 2021 – $8.90 per option).
The following table summarizes the assumptions used for estimating the fair value of options for the six months ended April 30, 2022 and April 30, 2021.
Assumptions Used for Estimating the Fair Value of Options

(in Canadian dollars, except as noted)	For the six months ended
	April 30 2022	April 30 2021
Risk-free interest rate	1.47%	0.71%
Option contractual life	10.0 years	10.0 years
Expected volatility 1	17.89%	18.50%
Expected dividend yield	3.66%	3.61%

Exercise price/share price	$95.33	$71.88

1	Expected volatility is calculated based on the average daily volatility measured over a historical period.

NOTE 15:  EMPLOYEE BENEFITS
The following table summarizes expenses for the Bank’s principal pension and non-pension
post-retirement defined benefit plans and the Bank’s other material defined benefit pension and post-retirement benefit plans, for the three and six months ended April 30, 2022 and April 30, 2021. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.
Defined Benefit Plan Expenses

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan		Other pension and post-retirement benefit plans 1
		For the three months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Service cost – benefits earned	$104	$131	$2	$3	$2	$2
Net interest cost (income) on net defined benefit liability (asset)	(6)	6	4	2	5	5
Past service cost (credit)	–	–	–	–	–	–

Defined benefit administrative expenses	3	2	–	–	1	1
Total	$101	$139	$6	$5	$8	$8

		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Service cost – benefits earned	$208	$261	$4	$5	$3	$4
Net interest cost (income) on net defined benefit liability (asset)	(12)	12	7	5	10	10
Past service cost (credit)	–	–	–	–	–	1

Defined benefit administrative expenses	5	5	–	–	2	2
Total	$201	$278	$11	$10	$15	$17

1
Includes Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension and post-retirement benefit plans, and supplemental employee defined benefit pension plans.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 74

The following table summarizes expenses for the Bank’s defined contribution plans for the three and six months ended April 30, 2022 and April 30, 2021.
Defined Contribution Plan Expenses

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Defined contribution pension plans 1	$44	$42	$98	$94

Government pension plans 2	98	91	240	211
Total	$142	$133	$338	$305

1	Includes defined contribution portion of the TD Pension Plan (Canada) and TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act .
The following table summarizes the remeasurements recognized in other comprehensive income for the Bank’s principal pension and post-retirement defined benefit plans for the three and six months ended April 30, 2022 and April 30, 2021.
Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans
1,2,3

(millions of Canadian dollars)	Principal pension plans		Principal post-retirement benefit plan
	For the three months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Remeasurement gain/(loss) – financial	$1,667	$1,143	$67	$38

Remeasurement gain/(loss) – return on plan assets less interest income	(988)	(85)	–	–
Total	$679	$1,058	$67	$38

	For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Remeasurement gain/(loss) – financial	$1,901	$1,390	$82	$42

Remeasurement gain/(loss) – return on plan assets less interest income	(860)	217	–	–
Total	$1,041	$1,607	$82	$42

1
Excludes the Canada Trust defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance retirement plans, supplemental employee retirement plans, and other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes as these plans are not remeasured on a quarterly basis.

2	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. All other assumptions are updated annually.
3	Amounts are presented on a pre-tax basis.

NOTE 16:  INCOME TAXES
The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the quarter, the ATRA reassessed the Bank for $21 million of additional income tax and interest in respect of its 2015 and 2016 taxation years. As at April 30, 2022, the CRA has reassessed the Bank for $1,186 million of income tax and interest for the years 2011 to 2016, the RQA has reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA has reassessed the Bank for $54 million for the years 2011 to 2016. In total, the Bank has been reassessed for $1,274 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to continue to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.
Proposed Tax Measures in the Canadian Federal Budget
The Canadian Federal budget presented on April 7, 2022 (“the Budget”) proposes to introduce a tax on bank and life insurer groups, referred to as the Canada Recovery Dividend. This is expected to be in the form of a 15% tax on the 2021 taxable income above $1 billion, paid in equal instalments
over five years. The Budget also proposes to introduce an additional permanent tax on bank and life insurer groups of 1.5% of taxable income above $100 million. The additional tax would apply to taxation years that end after April 7, 2022 and will be prorated for the first year.
These taxes, if enacted as proposed, will result in higher amounts of taxes payable in each of the impacted years, as well as revaluation adjustments to the deferred tax assets and liabilities. The Bank is monitoring the status of the Budget proposals and will determine the impact to the Bank’s results when the legislation is substantively enacted.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 75

NOTE 17:  EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.
The following table presents the Bank’s basic and diluted earnings per share for the three and six months ended April 30, 2022 and April 30, 2021.

Basic and Diluted Earnings Per Share

(millions of Canadian dollars, except as noted)	For the three months ended		For the six months ended
	April 30 2022	April 30 2021	April 30 2022	April 30 2021
Basic earnings per share
Net income attributable to common shareholders	$3,745	$3,630	$7,435	$6,842

Weighted-average number of common shares outstanding (millions)	1,804.7	1,817.4	1,812.8	1,815.7
Basic earnings per share (Canadian dollars)	$2.08	$2.00	$4.10	$3.77
Diluted earnings per share
Net income attributable to common shareholders	$3,745	$3,630	$7,435	$6,842

Net income available to common shareholders including impact of dilutive securities	3,745	3,630	7,435	6,842
Weighted-average number of common shares outstanding (millions)	1,804.7	1,817.4	1,812.8	1,815.7
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	3.6	2.5	3.7	2.1

Weighted-average number of common shares outstanding – diluted (millions)	1,808.3	1,819.9	1,816.5	1,817.8
Diluted earnings per share (Canadian dollars) 1	$2.07	$1.99	$4.09	$3.76

1	For the three and six months ended April 30, 2022 and April 30, 2021, no outstanding options were excluded from the computation of diluted earnings per share.

NOTE 18:  CONTINGENT LIABILITIES
Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank’s 2021 Annual Consolidated Financial Statements.
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions, including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at April 30, 2022, the Bank’s RPL is from zero to approximately $1.41 billion (October 31, 2021 – from zero to approximately $1.45 billion). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved
issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
–
On January 20, 2022, in the US
Rotstain v. Trustmark National Bank, et al
action Court issued an order granting in part and denying in part the Bank’s motion for summary judgment. Also on January 20, 2022, the
Rotstain
Court issued a Suggestion of Remand that recommended to the Judicial Panel on Multidistrict Litigation (“JPML”) that the
Rotstain
matter be remanded for further proceedings to the Southern District of Texas. That day, the JPML issued a Conditional Remand Order, which took effect on January 27, 2022. On March 10, 2022, the
Rotstain
matter was transferred to the Southern District of Texas. On April 29, 2022, the bank defendants, including the Bank, moved to dismiss certain of plaintiffs’ claims for lack of jurisdiction and lack of standing.
A joint status report was filed in the
Smith v. Independent Bank et al.
action on January 31, 2022. In the report, the removing bank defendant requested a status conference to address how to resolve the overlapping issues with the
Rotstain
litigation. Plaintiffs’ position is that the
Smith
matter should continue to be stayed.
In Ontario, the hearing of the appeal in the Joint Liquidators’ action took place on April 20-21, 2022. The Court of Appeal for Ontario has taken the matter under reserve and will issue a written decision in due course.
Credit Card Fees –
On December 10, 2021, after a joint settlement approval hearing on December 6, 2021, the national settlement was approved by the five courts in which the actions were filed.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 76

Rothstein Litigation
– During the second quarter of 2022, the Bank reached a settlement in
TD Bank, N.A. v. Lloyd’s Underwriters et al
., in Canada, pursuant to which the Bank recovered losses resulting from the previous resolution by the Bank of multiple proceedings in the U.S. related to an alleged Ponzi scheme perpetrated by, among others, Scott Rothstein. The amount was recovered in the second quarter of 2022 and is recorded in Other income (loss) on the Interim Consolidated Statement of Income.
TD Ameritrade Stockholder Litigation
–
On January 20, 2022, the parties (i.e., plaintiff and all defendants) informed the Court that they had reached an agreement in principle to resolve the action subject to the parties’ ability to satisfy certain conditions and their submission of a stipulation memorializing the settlement within 45 days. On March 25, 2022, the parties (i.e., plaintiff and all defendants) filed their stipulation and agreement of settlement, compromise and release. The court has scheduled a settlement hearing for July 11, 2022.

NOTE 19:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, TD Auto Finance Canada, and the Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

The following table summarizes the segment results for the three and six months ended April 30, 2022 and April 30, 2021.
Results by Business Segment
1

(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking 2		Corporate 2		Total
	For the three months ended April 30
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income	$3,148	$2,873	$2,079	$1,950	$759	$648	$391	$364	$6,377	$5,835

Non-interest income	3,475	3,189	864	663	491	509	56	32	4,886	4,393

Total revenue	6,623	6,062	2,943	2,613	1,250	1,157	447	396	11,263	10,228
Provision for (recovery of) credit losses	60	(37)	(18)	(213)	(9)	(63)	(6)	(64)	27	(377)
Insurance claims and related expenses	592	441	–	–	–	–	–	–	592	441

Non-interest expenses	2,932	2,689	1,632	1,594	776	705	693	741	6,033	5,729

Income (loss) before income taxes and share of net income from investment in Schwab	3,039	2,969	1,329	1,232	483	515	(240)	(281)	4,611	4,435
Provision for (recovery of) income taxes	803	787	186	162	124	132	(111)	(119)	1,002	962

Share of net income from investment in Schwab 3,4	–	–	224	246	–	–	(22)	(24)	202	222
Net income (loss)	$2,236	$2,182	$1,367	$1,316	$359	$383	$(151)	$(186)	$3,811	$3,695

	For the six months ended April 30
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Net interest income	$6,233	$5,851	$4,194	$3,981	$1,468	$1,309	$784	$724	$12,679	$11,865

Non-interest income	7,108	6,556	1,535	1,316	1,128	1,158	94	145	9,865	9,175

Total revenue	13,341	12,407	5,729	5,297	2,596	2,467	878	869	22,544	21,040
Provision for (recovery of) credit losses	93	105	3	(78)	(14)	(43)	17	(48)	99	(64)
Insurance claims and related expenses	1,348	1,221	–	–	–	–	–	–	1,348	1,221

Non-interest expenses	5,801	5,343	3,229	3,282	1,540	1,416	1,430	1,472	12,000	11,513

Income (loss) before income taxes and share of net income from investment in Schwab	6,099	5,738	2,497	2,093	1,070	1,094	(569)	(555)	9,097	8,370
Provision for (recovery of) income taxes	1,609	1,519	334	232	277	274	(234)	(236)	1,986	1,789

Share of net income from investment in Schwab 3,4	–	–	476	455	–	–	(43)	(64)	433	391
Net income (loss)	$4,490	$4,219	$2,639	$2,316	$793	$820	$(378)	$(383)	$7,544	$6,972

1
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in
Non-interest
expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3
The
after-tax
amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

4	The Bank’s share of Schwab’s earnings is reported with a one-month lag. Refer to Note 7 for further details.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 77

Total Assets by Business Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail	Wholesale Banking	Corporate	Total
	As at April 30, 2022
Total assets	$532,853	$577,274	$570,314	$144,835	$1,825,276

	As at October 31, 2021
Total assets	$509,436	$559,503	$514,681	$145,052	$1,728,672
NOTE 20:  INTEREST INCOME AND EXPENSE
The following tables present interest income and interest expense by basis of accounting measurement.
Interest Income

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Measured at amortized cost 1	$6,749	$6,234	$13,279	$12,809

Measured at FVOCI – Debt instruments 1	163	133	256	310

	6,912	6,367	13,535	13,119
Measured or designated at FVTPL	1,065	815	1,920	1,640

Measured at FVOCI – Equity instruments	52	44	96	77
Total	$8,029	$7,226	$15,551	$14,836

1	Interest income is calculated using EIRM.
Interest Expense

(millions of Canadian dollars)	For the three months ended		For the six months ended
	April 30, 2022	April 30, 2021	April 30, 2022	April 30, 2021
Measured at amortized cost 1	$1,224	$783	$2,019	$1,746

Measured or designated at FVTPL	428	608	853	1,225
Total	$1,652	$1,391	$2,872	$2,971
1	Interest expense is calculated using EIRM.

NOTE 21:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives. On November 22, 2019, the Bank was designated a global systemically important bank
(G-SIB).
During the six months ended April 30, 2022, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratios. Effective January 1, 2016, OSFI’s target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks
(D-SIBs)
includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public domestic stability buffer (DSB) which is held by
D-SIBs
against Pillar 2 risks. The current buffer is set at 2.5% of total risk-weighted assets (RWA) and must be met with CET1 Capital, effectively raising the OSFI CET1 minimum target to 10.5%. The OSFI target includes the greater of the
D-SIB
or
G-SIB
surcharge, both of which are currently 1%.
On September 23, 2018, the Canadian
Bail-in
regime came into effect, including OSFI’s Total Loss Absorbing Capacity (TLAC
) guideline
. Under this guideline, the Bank was required to meet supervisory risk-based TLAC target of 24.0% of RWA, inclusive of the 2.50% DSB, and TLAC leverage ratio target of 6.75% by November 1, 2021. Changes to the DSB will result in corresponding changes to the risk-based TLAC target ratio.
The following table summarizes the Bank’s regulatory capital positions as at April 30, 2022 and October 31, 2021.

Regulatory Capital Position

(millions of Canadian dollars, except as noted)		As at
	April 30 2022	October 31 2021
Capital
Common Equity Tier 1 Capital	$71,866	$69,937
Tier 1 Capital	77,819	75,716
Total Capital	90,271	87,987
Risk-weighted assets used in the calculation of capital ratios	488,991	460,270
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	14.7%	15.2%
Tier 1 Capital ratio	15.9	16.5
Total Capital ratio	18.5	19.1
Leverage ratio	4.3	4.8
TLAC Ratio	30.4	28.3

TLAC Leverage Ratio	8.1	8.2

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 78

NOTE 22:  RISK MANAGEMENT
The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 79

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montréal, Québec H3B 3K3
1-800-387-0825
(Canada and U.S. only)
or
416-682-3860
Facsimile:
1-888-249-6189
shareholderinquiries@tmx.com
or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer
Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233, or

Computershare Trust Company, N.A.
462 South 4th Street, Suite 1600
Louisville, KY 40202
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Shareholders outside of U.S.:
201-680-6578
TDD shareholders outside of U.S.:
201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
For all other shareholder inquiries, please contact TD Shareholder Relations at
416-944-6367
or
1-866-756-8936
or email
tdshinfo@td.com
. Please note that by leaving us an
e-mail
or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.
Normal Course Issuer Bid
On January 7, 2022, the Bank announced that the Toronto Stock Exchange (TSX) and OSFI had approved the Bank’s Normal Course Issuer Bid (NCIB) to repurchase for cancellation up to 50 million of the Bank’s common shares. Pursuant to the Notice of Intention filed with the TSX, the NCIB ends on January 10, 2023, such earlier date as the Bank may determine, or such earlier date as the Bank may complete its purchases. A copy of the Notice may be obtained without charge by contacting TD Shareholder Relations by phone at
416-944-6367
or
1-866-756-8936
or by
e-mail
at
tdshinfo@td.com
.
General Information
Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French:
1-866-233-2323
Cantonese/Mandarin:
1-800-328-3698
Telephone device for the hearing impaired (TTY):
1-800-361-1180
Website:
www.td.com
Email:
customer.service@td.com
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference on Thursday, May 26, 2022. The call will be audio webcast live through TD’s website at 1:30 p.m. ET. The call will feature presentations by TD executives on the Bank’s financial results for second quarter and discussions of related disclosures, followed by a question-and-answer
period with analysts. The presentation material referenced during the call will be available on the TD website at
www.td.com/investor
on May 26, 2022 in advance of the call. A listen-only telephone line is available at
416-641-6150
or
1-866-696-5894
(toll free) and the passcode is 2727354#.
The audio webcast and presentations will be archived at
www.td.com/investor
. Replay of the teleconference will be available from 5:00 p.m. ET on May 26, 2022, until 11:59 p.m. ET on June 10, 2022 by calling
905-694-9451
or
1-800-408-3053
(toll free). The passcode is 7300743#.

TD BANK GROUP • SECOND QUARTER 2022 • REPORT TO SHAREHOLDERS	Page 80